SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street Petach-Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

6-K Items

1.	Internet Gold-Golden Lines Ltd. Prospectus for the Issuance of Series B Debentures on the Tel Aviv Stock Exchange.

ITEM 1

Internet Gold – Golden Lines Ltd.

(the “Company”)

                                   Prospectus for the issuance of

423,000,000 registered Debentures (Series B), NIS 1 par value each, at a minimum price of 97% of their par value (i.e., 97 agorot per NIS 1 par value of Debentures (Series B)), payable (the principal) in 6 equal annual installments on the 1st day of November of each of the years 2010 through 2015, inclusive, bearing 5% interest per annum and indexed (principal and interest) to the Consumer Price Index published with respect to August 2007. Interest on the outstanding balance of the Debentures (Series B) shall be paid in equal annual installments on the 1st day of November of each of the years 2008 through 2015, with respect to the period ended on the last day before such payment date.

The Public Offering

423,000,000 Debentures (Series B) are offered to the public in 423,000 units (the “Units”) in a tender for the Unit price. The Units shall be offered at a price not less than NIS 970 per Unit (“Minimum Price”).

Each Unit shall include:

1,000 Debentures (Series B) at a Minimum Price of
97% of their par value.	NIS 970

Total Minimum Price per Unit	NIS 970

The subscription list for the Units offered to the public will open on September 25 at 4:30 p.m. and will close at 5:30 p.m. the same day.

Classified investors have undertaken to subscribe for 360,700 Units, constituting approximately 85.27% of the Units offered to the public. For further details see Section 9.8 of the Prospectus.

The Company shall not issue a “complementary notice” (hoda’a mashlima), as defined in the Securities Regulations (Complementary Notice and Draft Prospectus) – 2007, regarding any amendment to the offered securities, including the price and number of Debentures (Series B) offered, as compared to the terms set forth in the Prospectus. The Company may make an additional issuance to classified investors and/or to the general public, in accordance with the Securities Regulations (Method of Public Offering) – 2007.

The debentures (Series B) are not secured by any collateral. The Debentures shall be repayable immediately only upon the events detailed in Section 10.2.5 of the Prospectus. The Company reserves the right to subject its assets to liens of any rank and will not have to obtain the approval of the Trustee or holders of Debentures for this purpose.

This Prospectus was prepared in accordance with the Exemption from Securities Regulations (Details, Structure and Form of the Prospectus) – 1969, granted to the Company by the Israel Securities Authority under Section 35xxix of the Securities Law, 1968 (the “Securities Law”). For further details regarding the exemption that the Company received in connection with this Prospectus, see Chapter 1 thereof.

The Company’s current reports are in accordance with U.S. law and in the English language, in accordance with the rules of dual listing set forth in Chapter 3 of the Securities Law and the regulations promulgated thereunder.

The public offering under this Prospectus is in Israel and for Israeli residents only, and is not intended for U.S. persons. Any person purchasing securities under this Prospectus shall be deemed to have represented that he was not in the United States at the time that he subscribed for the securities offered under this prospectus. No person is authorized to make efforts to sell the securities offered hereunder in the United States. This Prospectus, the offering of securities thereunder, the securities and their purchase and any matter arising from and/or associated with the Prospectus, the offering of securities thereunder, the securities and their purchase, shall be subject to the laws of the State of Israel only. All disputes arising from and/or connected with the matters listed above shall be submitted to the exclusive jurisdiction of the competent courts in the State of Israel.

This Prospectus was not filed with the U.S. Securities Exchange Commission. The securities offered hereunder have not been registered under the United States Securities Act and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act or unless an exemption from such registration is available under the U.S. Securities Act.

Risk factors that might have an adverse effect on the Company’s results:

The Company: (1) The significant growth that the Company has been experiencing is drawing heavily on the Company’s resources. The Company may fail to implement its growth strategy, in a way that might adversely affect its ability to continue growing or maintain its revenues and profit; (2) The Company does not expect to maintain the profit growth ratio that it has experienced recently. In such case, the Company’s ability to satisfy its obligations toward Debenture holders might be impaired; (3) If the Company fails to develop its brands, it may be unable to attract a sufficient number of clients to maintain or increase its market share. In such event, the Company’s ability to satisfy its obligations toward the Debenture holders might be impaired; (4) The Company is dependent on its senior management staff, and loss of key persons might have an adverse effect on the future of the Company; (5) The Company may be unable to protect its intellectual property or to defend against infringement claims; (6) The Company may be subject to intellectual property infringement claims, defending against which would involve material costs. Such claims may lead to material damage payments and cause limitations to be imposed on the Company’s ability to provide certain content or use certain technologies in the future;

The Company’s Communication Division: (7) The Company may not succeed in the merger of the operations of Golden Lines Ltd. and Smile.Communication Ltd. (“012 Smile.Communication”) and might, in connection with the merger, incur material expenses; (8) Significant growth in 012 Smile.Communication has been drawing on the Company’s resources. Failure to implement the Company’s growth strategy might adversely affect its continued ability to grow or maintain its revenues and profit; (9) Regulatory changes might have an adverse effect on the business of 012 Smile.Communication; (10) Existing regulatory restrictions imposed on Bezeq the Israel Telecommunication Corporation Ltd., might be amended, leading to increased competition and a cut in the revenues of 012 Smile.Communication; (11) 012 Smile.Communication will need to obtain additional licenses, including a license to provide WiMAX, on a commercial basis. If 012 Smile.Communication is unable to obtain such new licenses, this might have an adverse effect on the Company’s growth possibilities and its business results; (12) 012 Smile.Communication operates in the telecommunication industry, in which the competition is intense and which already involves many existing and potential players with large resources and big clients, and a regulator that encourages entry into the market, all of which are liable to intensify the already-fierce price competition, curb the Company’s ability to maintain or increase its market share and impair its ability to satisfy its obligations with respect to the Debentures; (13) Any reduction in the demand for hubbing services by any one or more of 012 Smile.Communication’s significant hubbing clients might cause a material decline in the Company’s revenues from hubbing; (14) 012 Smile.Communication operates in a market that has high user penetration rates, which might lead to a price reduction and increased marketing efforts in order to retain existing customers and attract new ones; (15) The Company might be exposed to penalties or claims with respect to violation of the Israeli communication law or the Company’s permits and licenses, in connection with the number portability requirement; (16) 012 Smile.Communication’s VOB services are not similar to traditional telephony services, and may not be adopted by mainstream clientele; (17) 012 Smile.Communication’s activity depends on its ability to expand and upgrade its grid and integrate new technology and equipment. Accordingly, 012 Smile.Communication is exposed to an increasing risk of system failure, and difficulties in providing clients with new features; (18) The market of broadband data services and traditional voice services are subject to rapid technology changes that might impair 012 Smile.Communication’s competitiveness; (19) 012 Smile.Communication may be unable to implement its WiMAX services, which might have an adverse effect on the Company’s growth strategy; (20) In the course of the transfer to 012 telephony services, in accordance with the regulatory requirements, 012 Smile.Communication may be unable to retain those of its current customers that previously used 015 long-distance calling services; (21) 012 Smile.Communication is dependant on certain suppliers; in the event that its relationship with such suppliers is terminated, 012 Smile.Communication may be unable to find an alternative replacement at reasonable commercial terms; (22) 012 Smile.Communication is exposed to a risk in connection with its grid infrastructure and is dependent on the services of external suppliers. In the event that the level of service received by 012 Smile.Communication from its external suppliers declines, 012 Smile.Communication might be unable to retain the quality and scope of its services, and this might cause a decreased in its revenues and have an adverse effect on its operations; (23) The products and services of 012 Smile.Communication might become outdated, and 012 Smile.Communication may not be able to develop competitive products or services within a reasonable time or at all; this might have an adverse effect on its competitiveness and on its financial results; (24) 012 Smile.Communication’s systems and operations are sensitive to various damages and disturbances; this exposes the Company to material risks, claims or losses, and has an adverse effect on its goodwill; (25) 012 Smile.Communication might be exposed to material liability in connection with the broadband and traditional voice services;

The Company’s Media Division: (26) A substantial portion of the profit of Smile.Media Ltd. (“Smile.Media”) is derived from the MSN Israel portal (the “Portal”), which is jointly owned by Smile.Media and Microsoft. Termination of the relationship with Microsoft in connection the Portal might have a material adverse effect on the business of Smile.Media; (27) Smile.Media is facing significant competition with providers of content, e-commerce, search engines, e-advertisement and Internet services; (28) Smile.Media’s results on operations might be materially unstable, and this might cause instability in the price of the Company’s shares and impair its ability to satisfy its obligations toward holders of Debentures (Series B); (29) Most of the revenues of Smile.Media derive from online advertising. Therefore, any reduction in the expenditure by existing or potential advertisers, or the loss of such advertisers, might cause a decrease in Smile.Media’s revenues and results; (30) Strategic acquisitions and investments might cause operational difficulties and unexpected liabilities; (31) If Smile.Media is unable to develop and integrate and implement new products and services or develop, obtain licenses for or purchase the necessary content at reasonable cost, its competitive position and ability to retain and attract users to its websites might be impaired; (32) Smile.Media might be exposed to material liabilities as a result of its Internet operations; (33) Regulatory changes or user concerns in connection with privacy and data protection issues might have an adverse effect on the operations of Smile.Media;

The Debentures (Series B): (34) The Company has a substantial outstanding debt. The Company’s obligations for payment of the principal and interest on such debt might limit the Company’s future operations and its ability to satisfy its obligations in connection with the Debentures (Series B). In addition to the Company’s leveraging to date, the Company may have to assume additional material liabilities, which might intensify the risk described above; (35) The Debentures (Series B) shall be subordinate to the Company’s other secured future indebtedness and other secured liabilities; (36) The offering under this Prospectus is the first public offering of the Debentures and there is no current market for this class of securities of the Company, nor is there any assurance that a liquid market for these Debentures will develop;

The Company’s Activity in Israel: (37) The Company conducts its business in Israel, and its business is focused on the Israeli public; therefore, the Company’s results might be adversely affected by geopolitical and economic instability in Israel; (38) Geopolitical or economic instability in Israel might disrupt the Company’s operations and have an adverse effect on its sales; (39) The Company’s business might be adversely affected by changes in the exchange rates of the shekel; (40) The Company’s results might be adversely affected if inflation in Israel is not balanced in time by a devaluation of the shekel against foreign currencies to which the Company is exposed, and by protection of the value of the currency and changes in the Israeli Consumer Price Index; (41) The Company’s operations might be limited in case of a national emergency situation; (42) The Company’s operations might be adversely affected by its workers’ obligations to do reserve military duty.

Registration of the Debentures (Series B) is contingent upon a minimum spread of the Debentures (Series B) and a minimum value of holdings by the public, and on satisfaction of other conditions for registration, in accordance with TASE instructions, all as detailed in Chapter 9 of the Prospectus.

The Company has certain transactions with related parties. For further details, see Item 7 in the Company’s annual report for 2006, as filed on Form 20-F (Major Shareholders and Related Party Transactions).

The Company’s Articles of Association include provisions relating to Sections 50(a), 85, 87(a)(4) and 259 of the Companies Law, 1999.

The Debentures (Series B) were rated A1 by Midroog Ltd. For further details about this rating and the considerations underlying it, see Chapter 10 of the Prospectus.

The public offering under this Prospectus is underwritten (see Chapter 15 of the Prospectus). The aggregate underwriting, management and distribution commissions and all other expenses associated with this offering, including the commission to classified investors, is estimated at approximately 2.44% of the immediate gross proceeds. For details regarding the Company’s covenant to indemnify the underwriters, see Section 15.4 of the Prospectus.

Lead Underwriters: Apex Underwriting & Issue Management Ltd., Poalim IBI Ltd., Menorah Mivtachim Underwriting & Management Ltd., Africa Israel Issues Ltd., Leader Issuances (1993) Ltd., Analyst Underwriting and Issues Ltd. and Rossario Capital Ltd.

Consultants: Eurocom Capital Underwriting Ltd. (a company controlled by the Company’s controlling shareholder).

Trustee for Debentures (Series B): Leumi Trust Company Ltd.

The Prospectus can be reviewed on the website of the Israel Securities Authority, at www.magna.isa.gov.il, and on the website of the TASE, at http://maya.tase.co.il.

Prospectus date: September 25, 2007.

Chapter 1: General; Permits

1.1	Permits

The Company has obtained all of the permits, authorizations and licenses required by law in order to offer and issue the securities and publish this Prospectus.

The approval of the Securities Authority for publication of this Prospectus does not constitute validation of the details contained herein or of their correctness or comprehensiveness, and shall not be construed as statement of an opinion regarding the quality of the securities offered hereunder.

The Tel Aviv Stock Exchange Ltd. (“TASE”) has granted its approval to register the Debentures (Series B) offered under this prospectus.

Such approval by the TASE does not constitute validation of the details contained herein or of their correctness or comprehensiveness, and shall not be construed as statement of an opinion regarding the Company or the quality of the securities offered hereunder or the price at which they are being offered.

Registration of the Debentures (Series B) offered hereunder is contingent upon satisfaction of the conditions for registration, in accordance with TASE instructions, including a minimum spread of the Debentures (Series B) and a minimum value of holdings by the public, all as detailed in Section 9.4.2 of the prospectus.

The public offering under this prospectus is in Israel and for Israeli residents only, and is not intended for residents of the United States. Any person purchasing securities under this prospectus shall be deemed to have represented that he was not in the USA at the time that he subscribed for the securities offered under this prospectus. No person is authorized to make efforts to sell the securities offered hereunder in the United States. This prospectus, the offering of securities hereunder, the securities and their purchase any matter arising from and/or associated with the prospectus, the offering of securities hereunder, the securities and their purchase, shall be subject to the laws of the State of Israel only. All disputes arising from and/or connected with the matters listed above shall be submitted to the exclusive jurisdiction of the competent courts in the State of Israel.

This prospectus was not filed with the U.S. Securities Exchange Commission. The securities offered hereunder have not been registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act or unless an exemption from such registration is available under the U.S. Securities Act. The Debentures (Series B) shall only be registered in Israel, all in accordance with the Category 1 exemption under Rule 903(b)(1)(ii)(A) of Regulation S of the Securities Act. The Debentures (Series B) can be registered and resold on the TASE and are not subject to any lockup or other restriction.

A decision to purchase the securities offered under this prospectus should be based solely on the information contained herein. The Company has not authorized any other person and/or entity to provide any information other than that disclosed herein. The prospectus does not constitute a securities offering in any jurisdiction other than Israel.

1.2	Exemption by the Israel Securities Authority

1.2.1

Section 35Y of the Securities Law, 1968 (the: “Securities Law”) provides, among other things, that the Israel Securities Authority may grant full or partial exemptions with regard to the details included in a prospectus and the structure and form of a prospectus, to a corporation organized in Israel that is offering securities to the public, if the securities of such corporation are listed on a foreign stock exchange.

1.2.2

The Israel Securities Authority has exempted the Company, with respect to this prospectus, from the Securities Regulations (Details, Structure and Form of the Prospectus) 1969 (the “Prospectus Details Regulations” and the “Israel Securities Authority Exemption”, respectively). The Israel Securities Authority Exemption is contingent upon the condition that the Company shall prepare the prospectus as it would if it were issuing in the United States securities of the type that is being issued hereunder, in accordance with the U.S. Securities Act of 1933.

	1.2.3	In accordance with the Israel Securities Authority Exemption, the Company drafted this prospectus based on the U.S. Securities Act of 1933 and the rules of the SEC, using Form F-3 (“Form F-3”).

1.2.4

Therefore, this prospectus (including all documents incorporated by reference) comply, in all material respects, with the Form F-3 requirement, with the exceptions of the cover, the General chapter, the Public Offering chapter, the Debentures chapter, the Underwriting chapter, and the fact that Form F-3 would have included certain sections and exhibits that are not included herein and which are irrelevant to a public offering of securities in Israel and which are technical by nature. This prospectus was not filed with or reviewed by the SEC.

	1.2.5	The other chapters of the prospectus are as they would have been had the Company issued in the United States securities of the type being offered to the public under this prospectus.

1.2.6

The Company’s current reports are in accordance with U.S. law and in the English language, in accordance with the rules of dual listing set forth in Chapter 3 of the Securities Law and the regulations promulgated thereuder. In addition, in accordance with the Israel Securities Authority Exemption, the Company shall continue to make its reports in accordance with the dual list rules as stated above.

When you are deciding whether to purchase the Debentures (Series B) (The: “Debentures”) being offered by this Prospectus, you should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of those documents.

This Prospectus does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy the Debentures to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful, and, in particular, is not for distribution in the United States.

Offer and sale of the Debentures will be made solely in Israel to buyers who are located outside the United States and excluded from the definition of “U.S. person” pursuant to paragraph (k)(2)(vi) of Regulation S.

In this Prospectus, “we”, “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries.

2.          NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated in it by referencecontain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this Prospectus, the documents incorporated by reference in this Prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

3.          PROSPECTUS SUMMARY

Business Overview

We are a leading communications and interactive media group in Israel with two principal activities – communications and Internet media. As part of our internal restructuring in 2006, we transferred our communications and media operations into two operating subsidiaries. We transferred our broadband and traditional voice services to 012 Smile.Communications Ltd., and our media business to Smile.Media Ltd.

On December 31, 2006, Smile.Communications Ltd. acquired 012 Golden Lines Ltd., a privately held communications company that was one of its principal competitors in Israel and in 2007, Smile.Communications Ltd. changed its name to 012 Smile.Communications Ltd., or 012 Smile.Com. As a result of the acquisition, 012 Smile.Com is now one of the major communication services providers in Israel as well as one of the three largest providers of broadband access and international telephony services

Our 012 Smile.Com subsidiary provides broadband data and traditional voice services to residential and business customers as well as to other Israeli and international communication services providers and our Smile.Media subsidiary is a diversified internet media company in Israel.

012 Smile.Com is a leading communication services provider in Israel, focused on offering broadband data and traditional voice services to residential and business customers, as well as to other Israeli and international communication services providers. 012 Smile.Com’s broadband data services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via voice over broadband, or VoB, server hosting and a WiFi network of hotspots across Israel. Its traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

Smile.Media is a leading diversified Internet media company in Israel and its Internet properties, which include MSN Israel, are among the most recognized and highly trafficked websites in Israel. As of March 31, 2007, Smile.Media had 17 Internet properties in its network, consisting of 11 online content websites and six eCommerce websites. Smile.Media also markets 11 paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on seven websites owned by third parties.

Our Strategy

We are committed to our long-term goal of enhancing our position as a leading communications and media company in Israel and believe that there are significant opportunities to continue to grow both of our businesses.

Growth strategy for 012 Smile.Com

We believe that there are significant opportunities for 012 Smile.Com continue to grow its business. The sources of potential growth include 012 Smile.Com’s ability to (i) increase its average revenue per user, or ARPU, from existing customers by providing bundled services, cross-selling services, and upgrading bandwidth, (ii) attract new customers by offering advanced services based on new technologies and cost-effective bundled services and (iii) leverage its network to offer new services, such as WiMAX based services. 012 Smile.Com’s growth strategy is to:

Maximize customer satisfaction, retention and growth

We believe that the key factors contributing to customer satisfaction are network performance, reliability and availability of services, customer service and technical support and the range and quality of our services. 012 Smile.Com will continue to focus on its strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

Increase penetration and cross-selling of services to existing customer base

012 Smile.Com intends to leverage its large residential and business customer base of broadband data and traditional voice customers and its strong brand recognition to increase its ARPU by cross-selling its existing services, including broadband Internet access, traditional voice and VoB local telephony. We believe that bundling attracts new customers, adds value for current customers and increases the share of our customers’ expenditures on communications services and significantly increases customer retention.

Expand penetration into the local telephony market

012 Smile.Com intends to capitalize on its receipt of a commercial license to offer VoB services to increase the number of its local telephony customers and achieve a greater share of the local telephony market. We believe that 012 Smile.Com’s VoB services will provide an innovative and complementary service for new customers and for its existing customer base of over 1,050,000 households and businesses. 012 Smile.Com’s VoB services allow it to cost-effectively expand its penetration into the large local telephony market with a versatile, feature-rich, low cost service that can be bundled with other services that its offers its customers. We also believe that the expected implementation, towards the end of 2007, of the number portability program, mandated by the Ministry of Communications, will reduce barriers to entry and provide 012 Smile.Com an opportunity to increase its penetration of the local telephony market.

Use advanced technologies to expand our services and enter new markets

012 Smile.Com is continually expanding its service offerings by leveraging advanced technologies, specifically VoB and wireless solutions such as WiMAX and WiFi. With the use of the 3.7 gigahertz WiMAX spectrum that has been licensed to it by the Ministry, 012 Smile.Com is positioned to deliver a wide range of services over an independent infrastructure able to support future mobility applications, such as VoIP in conjunction with WiFi technology, and provide last-mile wireless broadband access for its business customers. 012 Smile.Com will also consider expanding its service offerings to include Internet protocol television, or IPTV, services, as well as mobile virtual network operator, or MVNO, services.

Selectively pursue growth opportunities. In addition to adding customers through its sales and marketing efforts, 012 Smile.Com plans to pursue growth opportunities through acquisitions or strategic alliances that will increase its customer base, allow it to take advantage of the unused capacity of its network, enhance its ability to sell and deliver value-added services and add revenues with minimal incremental costs. There are no current plans, proposals or arrangements with respect to any such acquisition.

Growth strategy for Smile.Media

Smile.Media strives to offer the most diverse and comprehensive range of Internet offerings in the markets it serves and seeks to develop new properties and acquire, improve and increase revenue generation from existing underdeveloped properties both in Israel and internationally, by implementing the following strategies:

Increase revenue from its existing properties

Smile.Media intends to increase its current user traffic and page views by offering more compelling content, increased functionality and additional services, such as community websites, social networking and user-generated content. Another opportunity to leverage its existing content and expand its advertising inventory comes through the extension of such content onto mobile platforms, adding to those currently offered by MSN Israel, Tipo, Seret and Vgames. Smile.Media also intends to continue to increase the advertising yield and transaction conversion rates of its existing Internet properties. We believe that improving the experience for users, advertisers, merchants and content providers, as well as expanding and enhancing its marketing initiatives to these groups, will enable Smile.Media to increase its market share.

Leverage its experience in identifying, acquiring and improving the financial performance of Internet properties

Smile.Media has experience in defining areas of demographic interest, identifying selective underperforming Internet properties, acquiring them and improving their financial performance. During the last four years Smile.Media acquired controlling interests in seven Internet properties and was able to realize cross-selling synergies and improve their operational results. We believe that similar Internet properties exist that might benefit from Smile.Media’s brand recognition, management experience and economies of scale and that Smile.Media could turn them into performing assets under its network.

Leverage Smile.Media’s demographic know-how to establish community based portals

We believe that Smile.Media’s extensive understanding of different consumer groups, cultures and characteristic of some of the ethnic user groups serves to enable Smile.Media to facilitate online communities. A virtual community or online community is a group of people that primarily or initially communicate or interact via the Internet, rather than face to face using portals or Internet-based social networks. We believe that this form of socio-technical behavior will provide significant advertising and eCommerce revenue opportunities as the proliferation of Internet-based social networks will increase.

Pursue direct advertising relationships

Smile.Media plans to pursue more direct relationships with advertisers. In the year ended December 31, 2006, approximately 27% of its advertising revenue were derived from businesses to which Smile.Media directly sold advertising on its properties and the remaining revenue was derived from advertising agencies. Smile.Media intends to expand its direct sales force and provide incentives for them to focus on building more direct advertiser relationships. We believe that selling directly to more advertisers will reduce Smile.Media’s commissions and increase its margins, while improving its relationships and ability to cross-sell.

Expand through international and domestic acquisitions and partnerships

Our goal is to expand Smile.Media’s presence in Internet markets internationally and in Israel through the acquisition of, or partnership with, compatible Internet or other media businesses. We believe that applying Smile.Media’s online revenue generation expertise to emerging markets outside of Israel is critical to the growth and diversification of its business. In addition, we believe that Smile.Media’s experience in acquiring and integrating a broad range of Internet properties in Israel that address distinct languages and cultures, as well as niche vertical properties dedicated to servicing diverse demographics, make Smile.Media uniquely qualified to identify, acquire and successfully integrate properties in under-penetrated, under-developed Internet markets internationally. Within Israel, we believe the fragmented nature of website ownership provides opportunities to acquire smaller publishers who have had difficulty converting their user traffic into significant revenue.

We are considering initial public offerings of the ordinary shares of either or both of our two wholly-owned subsidiaries, 012 Smile.Communications Ltd. and Smile.Media Ltd. and may file registration statements with U.S. Securities and Exchange Commission for the offering of their ordinary shares in underwritten offerings. Our subsidiaries may not file a registration statement for a number of reasons, including if U.S. market conditions deteriorate, or if their performance will not support a successful initial public offering.

4.          SUMMARY OF THE OFFERING

Issuer	Internet Gold - Golden Lines Ltd.

Debentures Offered	423,000,000 Debentures (Series B) of NIS 1 par value.

Maturity

The Debentures are repayable (principal) in 6 equal annual installments on November 1 of each of the years 2010 to 2015 (inclusive), bearing interest per year of 5%, and linked (principal and interest) to the Israeli consumer price index as published for August 2007. The interest will be paid every twelve months, on November 1 of each of the years 2008 to 2015 (inclusive).

The Debentures (Series B) are offered to the public in 423,000 units by way of tender over the unit’s price.

Interest on the Debentures	5%

Trustee	The Bank Leumi Le-Israel Trust Company Ltd.

Listing	Tel Aviv Stock Exchange

* For detailed information regarding the offering, see section 9.

5.          SUMMARY FINANCIAL DATA

The following summary consolidated financial data for and as of the five years ended December 31, 2006 are derived from our audited consolidated financial statements which have been prepared in accordance with Israeli GAAP. Israeli GAAP differs in certain significant respects from U.S. GAAP, as described in Note 21 to our financial statements.

The summary consolidated financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements and notes included elsewhere in our annual report of Form 20-F. The selected consolidated financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2002 and 2003 have been derived from audited consolidated financial statements not included in our annual report of Form 20-F.

The summary consolidated financial data set forth below should be read in conjunction with and is qualified by reference to Item 5, “Operating and Financial Review and Prospects” of our annual report on Form 20-F and our consolidated financial statements and notes thereto included elsewhere therein.

The unaudited pro forma consolidated financial data for the year ended December 31, 2006 have been derived from our audited combined financial statements and the audited consolidated financial statements of 012 Golden Lines included elsewhere in this prospectus.

The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2006 (NIS 4.225= $1.00). The U.S. dollars amounts so presented should not be construed as representing amounts receivable, payable or incurred in U.S. dollars or convertible into U.S. dollars.

In 2007, we completed an internal restructuring transferring all of our broadband data and traditional voice services to our wholly-owned subsidiary, 012 Smile.Com and our Internet media activity to our wholly-owned subsidiary, Smile.Media. On December 31, 2006, our wholly owned subsidiary Smile.Communications Ltd. acquired 012 Golden Lines Ltd, a privately held communications company that was one of its principal competitors in Israel and in 2007 we renamed Smile.Communications Ltd. 012 Smile.Com. As a result of this acquisition, 012 Smile.Com is now one of the three largest providers of broadband Internet access and international telephony services in Israel.

In conformance with U.S and Israeli generally accepted accounting principles, or GAAP, we have included the assets and liabilities of 012 Golden Lines in our consolidated financial statements as of December 31, 2006 but have not included its operating results, which will be incorporated into our statements of operations starting January 1, 2007.

Consolidated Statement of Operations Data:

	Convenience Translation into Dollars

	Year Ended December 31,

	2006	2006	2005*		2004*	2003*	2002

	(In thousands, except share data)
Israeli GAAP:
Revenues:
Communications	81,867	342,506	246,579		184,844 *	157,892 *	169,326 *

Media	15,587	65,853	42,191	*	30,872 *	19,164 *	14,992 *

Total revenues	96,653	408,359	288,770		215,716	177,056	184,318
Costs and expenses:
Cost of revenues	59,743	252,413	154,781	*	93,019 *	90,285 *	99,564
Selling and marketing expenses	17,888	75,576	71,935	*	73,095 *	41,393	37,125
General and administrative expenses	8,037	33,957	33,156		24,258	21,908	21,209

Total costs and expenses	85,668	361,946	259,872		190,372	153,586	157,898
Income from operations	10,985	46,413	28,898		25,344	23,470	26,420
Financing (expenses) income, net	(1,329)	(5,615)	(9,403)		122	(3,235)	2,151
Other income (expenses), net	(3,033)	(12,813)	237		(1,077)	(2,592)	(3)

Income from continuing operations	6,623	27,985	19,732		24,389	17,643	28,568
Income tax benefits (expenses), net	(304)	(1,286)	(1,451)		301	1,935	-

Income after income tax	6,319	26,669	18,281		24,690	19,578	28,568
Company’s share in net loss of investees from continued operations	(79)	(334)	-		(396)	(1,538)	(1,530)
Minority share in income	(8)	(34)	-		-	-	-

Income from continued operations	6,232	26,331	18,281		24,294	18,040	27,038
Company’s share in loss of investees from discontinued operations	-	-	-		(4,763)	(3,737)	(7,080)

Net income	6,232	26,331	18,281		19,531	14,303	19,958

Income per share, basic and diluted
Net income per NIS 0.01 per value of shares (in NIS) from continued operations	0.34	1.43	0.99		1.32	0.98	1.47
Net income (loss) per NIS 0.01 per value of shares (in NIS) from discontinued operations	-	-	-		(0.26)	(0.20)	(0.39)

	0.34	1.43	0.99		1.06	0.78	1.08

Weighted average number of shares outstanding	18,438	18,438	18,432		18,432	18,432	18,432

* Restated as a result of adoption of Standard No. 25 “Revenue Recognition”
U.S. GAAP:
Net income from continued operations	2,624	11,085	18,281		27,164	18,874	27,051
Net loss - discontinued operations	-	-	-		(6,588)	(6,803)	(21,128)
Net income	2,624	11,085	18,281		20,576	12,071	5,923

6.          RISK FACTORS

Investing in our Debentures involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our Debentures. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks.

Risk Related to Internet Gold Generally

We have experienced significant growth, which may be difficult to sustain and has placed a significant strain on our resources and we may not be able to successfully implement our growth strategy, which could adversely affect our ability to continue to grow or sustain our revenues and profitability.

As part of our growth strategy, we acquired 012 Golden Lines on December 31, 2006. With this acquisition, our total assets grew to approximately NIS 1.7 billion as at December 31, 2006 from NIS 502 million as at December 31, 2005, and our revenues grew, on a pro forma basis, to NIS 1.1 billion for the year ended December 31, 2006 from NIS 911.2 million for the year ended December 31, 2005. We experienced significant growth prior to the acquisition of 012 Golden Lines, as our revenues grew to NIS 408.4 million for the year ended December 31, 2006 from NIS 288.8 million for the year ended December 31, 2005. Our organic growth and the recent acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on our management as well as our operational, administrative and financial resources and our internal controls. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding customer base and is expected to continue to grow as we expand our business. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

We do not expect to sustain our recent revenue growth rate, which may impair our ability to meet our obligations under the Debentures.

Our revenues increased at a compound annual growth rate, or CAGR, of 32.1% from NIS 177.1 million for the year ended December 31, 2003 to NIS 408.4 million for the year ended December 31, 2006. We do not expect to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, we may not have sufficient resources to execute our business objectives and our ability to meet our obligations under the Debenturesmay be impaired. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing communication services provider.

If we do not successfully continue to develop our brands, we may be unable to attract enough customers to our services to maintain or increase our market share, which may impair our ability to meet our obligations under the Debentures.

We believe that we must maintain and strengthen awareness of our 012 Smile.Com and Smile. Media brands. If we do not successfully continue to develop our brands, we may be unable to attract additional customers and increase our market share, which may impair our ability to meet our obligations under the Debentures.Brand recognition may become even more important in the future if competition increases in the communications market. We intend to continue to pursue a brand-enhancement strategy, which may include mass market and multimedia advertising, promotional programs, public relations activities and joint marketing programs. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, we may not be able to attract additional customers, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues.

We are reliant on our senior management team and a loss of any key member of our senior management could have adverse effect on our future.

Our future development is dependent upon our present and prospective management team, including our chief executive officer, Eli Holtzman who also serves as chief executive officer of Smile.Media and vice chairman of 012 Smile.Com, Doron Turgeman, our chief financial officer who also serves as deputy chief executive officer and chief financial officer of Smile.Media, Stella Handler, the chief executive officer of 012 Smile.Com, and Doron Ilan, the chief financial officer and vice president finance of 012 Smile.Com. We do not have “key person” life insurance policies covering any of our officers or employees. The loss of any key member of our senior management for any reason may have an adverse effect on our future. In addition, our success depends on our ability to attract and retain highly qualified key management and employees. Competition for highly-skilled engineers and managers is intense in the industry in which we operate, and there can be no assurance that we will be successful in attracting, assimilating or retaining qualified engineers and project mangers to fulfill our current or future needs. This could adversely impact our results of operations or financial performance.

We may not be able to protect our intellectual property or successfully defend infringement claims.

We regard our trademarks, service marks, copyrights, domain names, trade secrets and similar intellectual property as critical to our success. We rely on trademark, copyright law, trade secret protection and confidentiality agreements with our employees, customers, partners and others to protect our proprietary rights. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Third parties may infringe or misappropriate our copyrights, service marks, trademarks and similar proprietary rights. If we are unable to protect our proprietary rights from unauthorized use, the image of our brands may be harmed and our business may suffer.

The protection of our trademarks, service marks, copyrights, domain names, trade secrets and other intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect these assets may not adequately protect our rights, or others may independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights. Such events could substantially diminish the value of our technology and property which could adversely affect our business.

We may be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards and could limit our ability to provide certain content or use certain technologies in the future.

Third parties may in the future assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights or failure to maintain confidentiality of user data. In addition, third parties may make trademark infringement and related claims against us over the display of search results triggered by search terms that include trademark terms.

As we expand our business and develop new technologies, products and services, we may become increasingly subject to intellectual property infringement claims. In the event that there is a determination that we have infringed third-party proprietary rights such as patents, copyrights, trademark rights, trade secret rights or other third-party rights such as publicity and privacy rights, we could incur substantial monetary liability, be required to enter into costly royalty or licensing agreements or be prevented from using the rights, which could require us to change our business practices in the future and limit our ability to compete effectively. We may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims. In addition, many of our agreements with our customers or affiliates may require us to indemnify them for certain third-party intellectual property infringement claims, which could increase our costs in defending such claims and our damages. The occurrence of any of these results could harm our brand and negatively impact our operating results.

Risks Related to Our Communications Division

We may not be successful in integrating the operations of 012 Golden Lines and may incur substantial costs in the future in connection with our integration efforts.

Our ability to successfully integrate the businesses of 012 Golden Lines and Smile.Communications is uncertain. For the year ended December 31, 2006, 012 Golden Lines had revenues of approximately NIS 697 million and as a result of the acquisition, 012 Smile.Com more than doubled in size. We have begun to integrate the operations of 012 Golden Lines with those of Smile.Communications according to a plan that is intended to result in cost savings and other synergies. As part of this plan, we will need to, among other things, integrate the various network platforms, operating and billing systems and other software of the combined company, and consolidate the workforce and facilities, while continuing to provide quality services and accurate bills to the combined customer base.

012 Smile.Com’s goal is to optimize its ability to provide communications services to its customers, while controlling costs and improving the profitability of the integrated business. However, 012 Smile.Com may not be successful in implementing its integration plan and may incur substantial costs, including unanticipated costs, in connection with its integration efforts. For example, if the integration of the 012 Golden Lines’ and Smile.Communication’s billing systems or the consolidation of call centers is not successful, 012 Smile.Com could experience an adverse effect on its customer service, customer churn rate and an increase in the cost of maintaining these systems going forward. We could also experience operational failures related to billing and collection of revenue from our customers, which, depending on the severity of the failure, could have a material adverse effect on our business.

The demands on 012 Smile.Com’s management with respect to the integration efforts have impacted the amount of time available to them to operate the business and plan for and implement the growth strategy of 012 Smile.Com. Moreover, the new management team has worked together for a limited period of time and there can be no assurance that they will be effective in implementing our integration plan or growth strategy. If we are not able to successfully implement our integration plan, we may not achieve the expected benefits, including the expected cost savings and synergies, from the 012 Golden Lines acquisition and our business, financial condition and results of operations may be adversely affected.

012 Smile.Com has experienced significant growth, which has placed a substantial strain on our resources. The failure to successfully implement our growth strategy could adversely affect our ability to continue to grow or sustain 012 Smile.Com’s revenues and profitability.

As part of our growth strategy, 012 Smile.Com acquired 012 Golden Lines on December 31, 2006. With this acquisition, the revenues of our communications division grew on a pro forma basis, to NIS 1,038.5 million for the year ended December 31, 2006 from NIS 869.0 million for the year ended December 31, 2005. 012 Smile.Com experienced significant growth prior to the acquisition of 012 Golden Lines, as its revenue grew to NIS 342.5 million for the year ended December 31, 2006 from NIS 246.6million for the year ended December 31, 2005. The organic growth of 012 Smile.Com and the acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on 012 Smile.Com’s operational, administrative and financial resources. The demand on 012 Smile.Com’s network infrastructure, technical and customer support staff and other resources has grown with its expanding customer base and is expected to continue to grow as it expands.

Another part of 012 Smile.Com’s growth strategy is managing and reducing the costs associated with delivering its services, including recurring service costs such as communications and customer support costs as well as costs incurred to add new customers, such as sales and marketing, installation and hardware costs. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

Changes in the regulatory and legal compliance environment could adversely affect 012 Smile.Com’s business.

012 Smile.Com operates in a highly regulated market, which limits its flexibility in managing its business. 012 Smile.Com is subject to regulation regarding communications licenses, antitrust, and arrangements pertaining to interconnection and leased lines. The business and operations of 012 Smile.Com could be adversely affected by decisions by regulators, in particular the Ministry of Communications of the State of Israel, or the Ministry, as well as changes in laws, regulations or government policy affecting its business activities, such as the following:

—	Deregulating the monopoly-based restrictions imposed on Bezeq The Israel Telecommunication Corp., Limited, Israel’s incumbent telephony operator, and its affiliates;

—

Deregulating the restriction imposed the Bezeq group, including on D.B.S. Satellite Services (1998) Ltd., which operates under the trade name YES, Israel’s sole satellite television service provider, that prevents it from providing voice over broadband, or VoB, services;

—	Deregulating the restrictions imposed on cellular operators that currently prevent them from providing international telephony services;

—

Changing the regulation that requires the incumbent infrastructure providers to allow us “open access” enabling us to provide broadband data and traditional voice services, or deregulating the restrictions that currently prevent them from charging us for the use of their infrastructure;

—	Changing the regulations affecting our interconnection arrangements with other operators;

—	Changing call termination tariffs;

—	Establishing regulations relating to initiation of WiMAX services and installation of WiMAX antennae, including environmental and land use regulation;

—	Limiting the prices that we may charge our customers;

—	Broadening or increasing the range of revenues on which royalties are paid; and

—	Changing the regulations affecting our international and local telephony business.

The current legislation in Israel grants the Ministry extensive regulatory and supervisory authority with respect to 012 Smile.Com’s business, as well as the authority to impose substantial sanctions, such as fines. As a result, the interpretation and implementation of laws and regulations as well as provisions of its licenses are subject to the administrative discretion of the Ministry.

Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to our business.

The regulatory limitations on Bezeq could change in the future and result in increased competition, and a reduction in 012 Smile.Com’s revenues from interconnect fees.

Bezeq is currently subject to several regulatory limitations on its ability to provide bundled service offerings, restrictions to entry into the VoB market and supervised tariffs. Under its license, Bezeq is also subject to the principle of structural separation in the provision of various communication services. Once Bezeq’s market share falls below certain thresholds, Bezeq may apply to the Ministry to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, ISP services, cellular services and multi-channel TV. Bezeq may also apply to the Ministry to offer discounts on its supervised tariffs in the domestic fixed telephony market.

Bezeq pays 012 Smile.Com interconnect fees with respect to calls being made from Bezeq fixed-lines to 012 Smile.Com’s VoB lines. Bezeq has raised the claim that it should not be paying such interconnect fees because 012 Smile.Com uses its infrastructure. Although the Ministry has determined that Bezeq should pay interconnect fees for calls originated from Bezeq fixed-lines to 012 Smile.Com’s lines at the same tariff as we pay Bezeq, this determination will be reviewed by the Ministry in February 2009 and there is no certainty that the Ministry will not reverse its determination that Bezeq should continue to pay such interconnect fees at the then current rate or at all.

Further deregulation of various segments of the communication services market may allow Bezeq to be released from regulatory limitations, allowing it to bundle services and compete directly with us. Bezeq and its subsidiaries are not allowed to enter the VoB market until Bezeq’s market share falls under 85% of the fixed-line telephony market.

We do not know when this will occur or that the Ministry will not allow Bezeq International, to enter the market prior to its occurrence.

Furthermore, the Ministry of Communications will, in not later than one year, examine the competitive position of YES. We cannot be certain that the Ministry will not allow YES to enter the VoB market if its competitive position deteriorates. If the Ministry releases Bezeq from the prevailing regulatory limitations, it would enjoy a competitive advantage because it will be able to bundle services through its affiliates or in conjunction with a third party. This could result in Bezeq becoming an even stronger competitor. Bezeq currently has an advantageous position in the market because it has a dominant presence in all segments and can easily provide its customers with access to a great variety of services.

012 Smile.Com depends on maintaining and renewing its existing regulatory licenses in order to fully conduct its business. 012 Smile.Com’s inability to maintain and renew its existing licenses would negatively impact our results of operations.

012 Smile.Com’s ability to provide its broadband data and traditional voice services depends on its ability to maintain and renew the licenses it has received from the Ministry. Although 012 Smile.Com is entitled to renew its licenses, such licenses are subject to many terms and conditions. Any renewal or extension is subject to the discretion of the Ministry and may be renewed or extended, if at all, on terms materially different to the terms under which 012 Smile.Com now operates. Any such change in the terms and conditions of these licenses may materially and adversely affect our results of operations. Such licenses may be suspended or revoked by the Ministry if 012 Smile.Com defaults under or violates their terms. Each license requires 012 Smile.Com to adhere to certain requirements, which include the scope of services to be provided under the license, the amount of royalties to be paid to the Ministry, technical standards employed in providing the services, maintenance and support procedures and protocols, communications with customers and information to be provided to the Ministry on a regular basis.

The regulations promulgated under the Israeli Communications Law, 1982, restrict ownership of our shares and who can serve as our directors. The regulations provide that a majority of our directors must be Israeli citizens and residents, Israeli citizens and residents must own at least 20% of our outstanding share capital and must have the right to appoint at least 20% of our directors. In addition, our licenses provide that, without the approval of the Ministry, no person may acquire shares representing 10% or more of our outstanding share capital. If these requirements are not complied with, we will be found to be in breach with our licenses and our licenses could be changed, suspended or revoked and we may also incur substantial fines.

The DFL license granted to 012 Smile.Com’s wholly-owned subsidiary, 012 Telecom, in February 2007 requires us to provide the subscribers to our local telephony services the ability to make international calls through the international operator in Israel of their choice. Currently, due to technical limitations, our subscribers can dial abroad only through our system, but we expect to be able to resolve the issue by October 2007. We have received a letter from the Ministry requesting our response to a complaint it received from one subscriber.

While we believe that 012 Smile.Com is currently substantially in compliance with all of the material requirements of its licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and we cannot be certain of 012 Smile.Com’s compliance. Accordingly, we cannot be certain that 012 Smile.Com’s licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

The communications industry is dynamic and 012 Smile.Com will need to seek additional licenses, including the license to provide WiMAX services on a commercial basis, in the future. The inability to obtain any such new license may negatively impact our growth opportunities and results of operations.

The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry. We cannot be certain that any such future licenses, including the license to provide WiMAX services on a commercial basis, will be granted to us or to our competitors and not to us, or on what terms they may be granted to 012 Smile.Com or to its competitors. 012 Smile.Com’s ability to introduce new services, such as those based on WiMAX technologies, depends upon its ability to receive the appropriate licenses.

The introduction of any new licensed services under an existing license must be authorized by the Ministry and is subject to a review period of up to 60 days, which may be extended by the Ministry. Such review may cause 012 Smile.Com to lose critical time in bringing new services to market. Furthermore, the Ministry may refuse to allow 012 Smile.Com to introduce such new services or make the introduction of the services subject to various conditions. 012 Smile.Com is also considering the expansion of its service offerings to include Internet protocol television, or IPTV, as well as mobile virtual network operator, or MVNO, but have not yet applied for or received a license from the Ministry to provide such services. 012 Smile.Com’s inability to obtain any new license, including the license to provide WiMAX services, IPTV or MVNO on a commercial basis or introduce new services under an existing license, may negatively impact its growth opportunities and results of operations.

012 Smile.Com operates in the highly competitive communications industry with existing participants and potential participants that have significant resources and customers, and a regulatory authority that has encouraged new entrants, which could intensify price competition and limit its ability to maintain or increase its market share, and may impair our ability to meet our obligations under the Debentures.

012 Smile.Com is subject to intense competition, which we expect will continue in the future. Moreover, 012 Smile.Com’s services are subject to regulation by the Ministry, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

The Ministry has encouraged new entrants into the broadband access market. HOT, the incumbent local cable television services provider that offers cable-modem access, has been legally permitted since March 2002 to provide Internet services through its affiliates, but, has chosen not to do so. While we cannot predict if or when HOT will become an Internet service provider, or ISP, its entry into the market could significantly harm our competitive position in the broadband access market.

The Ministry has also encouraged new entrants into the international telephony services sub-sector. Israel’s cellular operators are currently not licensed to provide international telephony services. If this situation were to change, competition would be further intensified and could require 012 Smile.Com to lower its prices, grant incentives to customers, increase selling and marketing expenses and related customer acquisition costs and could also result in increased customer churn. Furthermore, recently, the operations of several of our competitors, NetVision, Barak and GlobCall were combined into a single entity by The IDB Group, a large Israeli investment and industrial group. This development could create a more formidable competitor Offering bundled international telephony, broadband Internet access, data, local telephony and mobile services, which could harm the competitive position of 012 Smile.Com.

We expect other competitors, including companies that are not presently engaged in local and international telephony, to provide VoB services, as well as WiMAX services when they receive appropriate licenses from the Ministry, which could adversely impact 012 Smile.Com’s ability to increase its market share, and may impair our ability to meet our obligations under the Debentures.

012 Smile.Com also competes against established alternative voice communication providers, such as Skype (a service of eBay Inc.), which is not subject to licensing restrictions in Israel, as well as independent voice over Internet Protocol, or VoIP, service providers which may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit 012 Smile.Com’s ability to maintain or increase our market share of the local telephony market.

A reduced demand for hubbing services by one or more of 012 Smile.Com’s significant hubbing services customers could significantly reduce its hubbing services revenues.

The profitability of 012 Smile.Com’s hubbing services business is driven by the needs of its customers whose demand for hubbing services is constantly fluctuating. As a result, the hubbing services business is subject to a high degree of volatility and could result in fluctuations in 012 Smile.Com’s reported revenues and net income on a quarterly basis. A significant reduction in demand for hubbing services by one or more of 012 Smile.Com’s principal hubbing services customers would have an adverse affect on our operating results and profitability.

012 Smile.Com operates in a market which already exhibits maturity and high user penetration and it may have to offer price reductions and increase marketing efforts to attract and retain customers.

The Israeli communications market is mature, with both traditional voice and broadband services being particularly competitive segments of the communications market, as demonstrated by the estimated 91%household penetration of fixed telephone lines and 62% broadband access penetration rate as of June 30, 2006 according to the Ministry’s publications. 012 Smile.Com’s future revenues will depend significantly on its ability to retain existing customers, to sell those customers additional services, such as local telephony, and to attract new customers from other providers. In addition, the competitive market environment has required it in the past and may require us in the future to adopt an aggressive marketing policy in order to attract a greater number of broadband customers. If adopted in the future, 012 Smile.Com cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on our profitability.

We may be subject to fines or face claims of being in violation of the Communications Law or in violation of our license in connection with the requirement to provide number portability.

As a result of an amendment to the Communications Law in March 2005, international, cellular and landline telephone operators were required to implement number portability by September 1, 2006. Number portability would permit the local telephony subscribers and the cellular subscribers to change to another network operator (landline to landline or cellular to cellular) without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the operators has implemented number portability. A petition has been filed with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If a reasonable extension to the deadline is not affected or other adequate relief is not granted, we may be exposed to sanctions and legal claims, including class action lawsuits by subscribers. On May 24, 2007, all of the cellular and landline telephony operators, including 012 Smile.Com, were notified by the Ministry that failure to implement the number portability program constituted a continued violation of the applicable licenses (both international and DFL licenses) and that it is considering imposing a fine of NIS 2,032,750 and additional daily fines of NIS 6,450 beginning May 25, 2007, with respect to each of our two licenses. 012 Smile.Com, as well as the other operators, were given the opportunity to respond to this notification by July 5, 2007. To date, the Ministry has not imposed the fines. 012 Smile.Com is currently conducting tests of its number portability program and expects to be able to provide number portability by December 1, 2007, the date that the cellular and landline telephony operators have targeted as the initiation date for number portability in Israel. If the Ministry of Communications does implement fines prior to our ability to provide number portability, or if we are unsuccessful in implementing number portability, our profitability could be adversely affected.

012 Smile.Com’s VoB services are not the same as traditional telephony services and may not be adopted by mainstream customers.

012 Smile.Com’s VoB services are not the same as traditional telephony services. The quality of VoB service is dependent to a great measure on the quality of broadband access provided by Bezeq and HOT over which we have no control. Among the differences between 012 Smile.Com’s VoB service and traditional telephony services are:

—	If 012 Smile.Com’s customers experience a loss of power, their services will be interrupted;

—	012 Smile.Com’s VoB services will be interrupted if its customers experience interruption in broadband access; and

Depending on the quality of the broadband access provided to 012 Smile.Com’s customers, they may experience lower call quality than that experienced over traditional fixed-line telephones, including static, echoes and delays in transmission.

The growth of 012 Smile.Com VoB business is dependent on the adoption of its services by mainstream customers and therefore the rate of adoption may have a significant effect on our growth. If customers do not accept these differences between VoB service and traditional telephony service, they may choose to continue using traditional telephony services or may choose to return to services provided by traditional telephone companies.

The operations of 012 Smile.Com depend on its ability to successfully expand and upgrade its network and integrate new technologies and equipment into its network. Accordingly, 012 Smile.Com faces an increased risk of system failure and difficulty in making new features available.

Capacity constraints within 012 Smile.Com’s networks and those of its suppliers have occurred in the past and will likely occur in the future. As the number of its customers using broadband data services and the amount and type of information they wish to transmit over the Internet increases, 012 Smile.Com may need to expand and upgrade its technology, processing systems and network infrastructure, which could be expensive and involve substantial management resources. In order to preserve the current service level to an increasing number of broadband data customers, 012 Smile.Com may be required to extend its bandwidth by an additional 5%-10% in 2007. We do not know whether 012 Smile.Com will be able to accurately project the rate or timing of any such increases, or expand and upgrade 012 Smile.Com’s systems and infrastructure in a timely and cost-efficient manner. Any future system failures or difficulty in expanding or upgrading our network, or making new features available could increase 012 Smile.Com expenses and negatively impact 012 Smile.Com financial results.

The broadband data services and the traditional voice services markets are subject to rapid technological change, which could adversely affect 012 Smile.Com’s ability to compete.

The markets in which 012 Smile.Com competes are characterized by rapidly changing and converging technology, evolving industry standards, frequent new service announcements, introductions and enhancements and changing customer demands. New services and technologies may be superior to the services or technologies that 012 Smile.Com uses and may render its services and technologies obsolete or require it to incur substantial expenditures to modify or adapt its services or technologies. The development and expansion of 012 Smile.Com’s services is dependent upon adopting new technologies and updating its systems to meet new standards. This can be a lengthy process involving long and complex evaluations and decision-making procedures that can continue over a number of months or even years. 012 Smile.Com’s future success will depend on its ability to continually improve the performance, features and reliability of its broadband data and traditional voice services in response to competitive service Offerings and the evolving demands of the marketplace.

The cost of implementing major infrastructure upgrade projects may fluctuate due to a number of variables over which 012 Smile.Com has little or no control and, even though it estimates the cost of such projects based on its previous experience, costs may exceed its estimations. Such fluctuations may be due to a lengthy or complex implementation process and/or the lack of commitment of sufficient resources of, or delays caused by, the ultimate supplier and could have a negative impact on our results of operations or financial performance.

012 Smile.Com may not be successful in its introduction of WiMAX services, which could adversely affect our growth strategy.

In March 2007, 012 Smile.Com was awarded the first technology experimental license to conduct fixed WiMAX trials in Israel and it intends to initiate fixed WiMAX trials in the near future. 012 Smile.Com intends to test “Fixed WiMAX” technology, which delivers transmissions via a wireless broadband connection from a single point to multi-points. If 012 Smile.Com is not successful in its introduction of fixed WiMAX services or such services do not achieve customer acceptance, our growth strategy may be adversely affected.

012 Smile.Com may not be able to retain its present customers who use its legacy 015 international telephony prefix when it attempts to transfer them to its 012 international telephony prefix in accordance with regulatory requirements.

In connection with 012 Smile.Com obtaining regulatory approval for the acquisition of 012 Golden Lines, the Ministry required 012 Smile.Com to cease offering its legacy 015 international telephony prefix by January 2008, but the Ministry will consider, upon request, extending the date in light of the competitive situation in the international telephony market. For the year ended December 31, 2006, 012 Smile.Com had NIS 160 million of revenues from this service and has substantially retained this customer base. 012 Smile.Com may not be able to retain the customers who continue to use the 015 prefix when it attempts to transfer them to the 012 prefix prior to January 2008, which could have a negative impact on our recurring revenues.

012 Smile.Com is dependent on certain suppliers and, if any of its arrangements with these suppliers is terminated, it may not be able to replace them on commercially reasonable terms.

012 Smile.Com relies on a number of third-party computer systems, networks and service providers, including local and international telephony and cable companies. All broadband access by its customers is, and will continue to be, connected through the infrastructure of local access providers, Bezeq and HOT, and is dependent on the continuation of the open access policy of the Ministry.

012 Smile.Com’s business and its ability to provides services to customers are dependent on the infrastructure of Bezeq and HOT. At present, the Ministry does not permit HOT and Bezeq to charge for use of their infrastructure. If such restriction is deregulated, 012 Smile.Com may incur substantial costs, which may adversely affect our results of operations or financial performance.

012 Smile.Com’s ISP services are also dependent on the communications infrastructure owned and maintained by local access providers. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services the 012 Smile.Com provides. In addition, Bezeq, HOT and other infrastructure providers have suffered technical network failures in the past. A disruption in customer access to Israel’s fixed-line communications infrastructure could significantly impact the services that 012 Smile.Com provides to its customers. An increase in 012 Smile.Com’s cost of access to Israel’s fixed-line communications infrastructure could adversely impact its results of operations. 012 Smile.Com also depends on third parties for the physical repair and maintenance of leased lines. If an interruption or deterioration in the performance of these third-party services occurs, Smile.Com’s services may be disrupted.

Many of 012 Smile.Com’s services are dependent on the submarine infrastructure made available by MedNautilus, which is owned by Telecom Italia and connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. MedNautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed on a long term basis and Smile.Com’s contract with MedNautilus sets out the prices to be paid by Smile.Com for additional capacity for approximately two years, MedNautilus has the ability to raise prices without Smile.Com being able to seek an alternative supplier for additional capacity.

Many of 012 Smile.Com’s relationships with third party providers are terminable upon short notice. In addition, many of its third party suppliers and communications carriers sell or lease services to 012 Smile.Com’s competitors and may be, or in the future may become, competitors themselves. If any of their arrangements with third parties is terminated, 012 Smile.Com may not be able to replace them on commercially reasonable terms or at all.

012 Smile.Com is exposed to risks in connection with its network infrastructure and is dependent on services received from external suppliers. If the level of service received by 012 Smile.Com from its external suppliers decreases, it may not be able to maintain the quality and breadth of its services which could reduce 012 Smile.Com revenues and harm 012 Smile.Com operations.

012 Smile.Com’s network platform is highly complex. Multiple faults occurring at the same time could severely affect its service. Although 012 Smile.Com’s engineering staff is trained to operate and maintain its systems, there are numerous functions that they are unable to perform without external support. In addition, if the level of service we receive from our external suppliers decreases, it may adversely impact 012 Smile.Com’s ability to properly maintain and operate its systems and therefore have a direct effect on its service. Also, as VoB technology continues to evolve, 012 Smile.Com will be faced with the risks associated with the use of new software.

012 Smile.Com does not have a direct network connection to all the possible call destinations around the world and depends on its business partners to connect calls generated by its customers to their final destinations worldwide. 012 Smile.Com’s level of service is largely dependent on the level of service it receives from its international partners with respect to both call completion as well as call quality. Although 012 Smile.Com makes extensive efforts to ensure quality of the calls as well as the breadth of its services, it cannot be sure that its partners will provide an adequate level of service, that it would be able to successfully replace a partner should that become necessary or that it will be able to maintain and increase the quality and breadth of its services.

012 Smile.Com’s products and services may become obsolete, and it may not be able to develop competitive products or services on a timely basis or at all, which could negatively impact 012 Smile.Com’s ability to compete and 012 Smile.Com’s financial results.

The communications services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Each of these development efforts faces a number of continuing technological and operational challenges. 012 Smile.Com believes that its success will depend on its ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. 012 Smile.Com faces a number of difficulties and uncertainties associated with its reliance on future technological development, such as:

—	Other service providers may use more traditional and commercially proven means to deliver similar or alternative services or use more efficient, less expensive technologies;

—	Consumers may not subscribe for its services;

—	012 Smile.Com may be unable to respond successfully to advances in competing technologies in a timely and cost-efficient manner;

—

012 Smile.Com may lack the financial and operational resources necessary to enable migration toward mobile WiMAX technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

—	Existing, proposed or undeveloped technologies may render 012 Smile.Com’s existing or planned services less profitable or obsolete.

012 Smile.Com’s systems and operations are vulnerable to damage or interruption, expose us to material risk of loss or litigation and harm our reputation

012 Smile.Com’s systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events. Any of these events could expose 012 Smile.Com to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting 012 Smile.Com’s systems is highly publicized, its reputation could be damaged and customer growth could decrease. While 012 Smile.Com currently has partially redundant systems, it does not have full redundancy, a formal disaster recovery plan or alternative providers of hosting services. In addition, 012 Smile.Com does not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

012 Smile.Com may be exposed to substantial liabilities arising out of its broadband data and traditional voice services.

The law relating to the liability of ISPs for activities of their users is currently unsettled both within Israel and internationally. Claims by private or governmental entities may be brought against 012 Smile.Com for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that may be posted online or generated by its customers. The defense of any such actions could be costly and involve significant time and attention of management and other resources. In addition, 012 Smile.Com’s professional liability insurance policy may not provide sufficient protection or cover all such exposure. Furthermore new legislation and court decisions may expose 012 Smile.Com to liabilities or affect its services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing and other controls. For example, the Ministry is currently considering the implementation of broadcast content regulation with respect to electronic distribution of video content, including content distributed over the Internet, which would, among other things, block violent and sexual content for the protection of minors.

It is also possible that if any information provided directly by 012 Smile.Com contains errors or is otherwise negligently provided to users, third parties could make claims against 012 Smile.Com. For example, 012 Smile.Com offers Web-based e-mail services, which expose it to potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail, or interruptions or delays in e-mail service. In the event that 012 Smile.Com is found responsible for any such liability and is required to pay damages, our results of operation and financial performance may be adversely affected. Even if 012 Smile.Com ultimately succeeds, legal actions would divert management time and resources, could be costly and are likely to generate negative publicity. 012 Smile.Com may also be forced to implement costly measures to alter the way its services are provided to avoid any further potential liability.

Risk Related to Our Internet Media Division

Smile.Media generates a substantial part of its revenue from MSN Israel, which is owned by it and Microsoft Corporation, and the termination of its agreements with Microsoft Corporation relating to MSN Israel could seriously harm its business.

For the years ended December 31, 2004, 2005 and 2006, approximately 64%, 54% and 50% of our media division’s total revenue, respectively, was attributable to its 50.1% owned portal subsidiary, MSN Israel Ltd., which is owned by Smile.Media and Microsoft Corporation. Under the terms of the agreement with Microsoft Corporation, we agreed to provide the financing for the activities of MSN Israel by means of loans in accordance with a business plan and budget approved by the board of directors of MSN Israel from time-to-time and/or guarantees for bank loans. In connection with our assignment to Smile.Media of our rights in and obligations to MSN Israel, Smile.Media also assumed the rights and responsibilities with respect to funds received by MSN Israel from us and the interest accrued on those funds. Smile.Media, as our assignee, has the right to terminate the agreements in the event that MSN Israel’s cumulative losses are $10 million or more. Until such time as the loan is repaid in full, MSN Israel is required to pay Microsoft Corporation a fee equal to 17% of its operating income. Upon repayment of the loan in full, in accordance with the terms of the portal agreement, profits resulting from the operation of the MSN Israel portal will be divided 50.1% to Smile.Media and 49.9% to Microsoft Corporation and Smile.Media will continue to consolidate the operations of MSN Israel into its financial statements.

Under the terms of the agreements we entered into with Microsoft, Microsoft may terminate the agreements in the event we are in default of our obligations under such agreements and may terminate the portal agreement with or without cause upon 90 days’ written notice and may terminate the shareholders and brand license agreement with or without cause upon 60 days’ written notice. In the event the portal agreement is terminated, Smile.Media would be required to remove the MSN Israel portal from the Internet, would lose all revenue derived from MSN Israel and Smile.Media’s business would be adversely affected. In the event the shareholders and brand license agreement is terminated prior to the repayment of the MSN Israel loan, the remaining balance of the loan would not be repaid. The termination of the MSN Israel agreements would have a material adverse effect on Smile.Media’s results of operations and financial position, including its ability to continue as a going concern.

Smile.Media faces significant competition from companies that provide content, eCommerce services, search services and advertising to Internet users and Internet service providers.

Smile.Media faces significant competition in every aspect of its business, principally from Google, Walla Communications Ltd., Ynet, Tapuz and Nana, which have aggregated a variety of Internet content, eCommerce services and relevant advertising services. Some of Smile.Media’s competitors have longer operating histories and more established relationships with customers as well as more resources than we do. Smile.Media’s competitors can use their experience and resources in a variety of ways, including acquisitions, research and development and by competing more aggressively for advertisers and online publishers. Some of Smile.Media’s competitors may also have a greater ability to attract and retain users than we do because they operate larger Internet properties with a broader range of content, products and services.

In addition, some of the portals and websites that Smile.Media competes with may be operated by Internet service providers, other than 012 Smile.Com. Because users need to access the Internet through Internet service providers, or ISPs, users have direct relationships with these providers. If an ISP or, for that matter, a computer or computing device manufacturer offers online services that compete with Smile.Media, the user may find it more convenient to use the services of the ISP or manufacturer. Also, because the ISP gathers information from the user in connection with the establishment of a billing relationship, the ISP may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

Smile.Media’s operating results are likely to fluctuate significantly and may cause our share price to be volatile, which could impair our ability to meet our obligations under the Debentures.

Smile.Media’s operating results are likely to fluctuate significantly on a quarterly and annual basis as a result of a number of factors, many of which are outside of its control. Some of the factors that may cause these fluctuations include the following:

—	Smile.Media’s ability to continue to attract users to its websites;

—	The generation of revenue from traffic on Smile.Media’s websites;

—

The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of Smile.Media’s businesses (including new websites, projects and services), operations and infrastructure;

—	Smile.Media’s ability to effectively integrate newly acquired Internet properties or marketing relationships for third-party content;

—	General economic conditions and those economic conditions specific to the Internet, online advertising and eCommerce;

—	Smile.Media’s ability to keep its websites operational at a reasonable cost and without service interruptions; and

—	Geopolitical events such as war, threat of war or terrorist actions.

For these reasons, comparing Smile.Media’s operating results on a period-to-period basis may not be meaningful, and its past results may not be indicative of its future performance.

Smile.Media generates the majority of its revenue from online advertising, and the reduction in spending by or loss of current or potential advertisers would cause its revenue and operating results to decline.

For the years ended December 31, 2004, 2005 and 2006, our media division generated approximately 68%, 70% and 77% of its total revenue, respectively, from its advertisers. Smile.Media’s ability to continue to retain and grow its advertising revenue depends upon:

—	Its ability to maintain current users and continue to attract new users to its websites;

—	Its ability to offer advertisers a diverse range of vertically and demographically targeted audiences;

—	Its ability to successfully evolve its advertising formats to those preferred by advertisers, such as the emergence of lead generation and pay-per-click, which includes self-service paid search;

—	Widening the continued acceptance of the Internet as an advertising medium by advertisers;

—	Broadening its relationships with advertising agencies and small and medium-size advertisers; and

—	Attracting advertisers to its user base.

In many cases, Smile.Media’s advertisers can terminate their contracts with Smile.Media at any time. In addition, advertisers may make smaller or shorter-term purchases, and market prices for online advertising may decrease due to competition or other factors. For example, in the late 1990s, advertisers began to spend heavily on online advertising, however, this growth in online advertising was followed by a lengthy downturn in such spending. Advertisers will not continue to do business with Smile.Media if their advertisements on Smile.Media’s websites do not generate sales leads, and ultimately customers, or if Smile.Media does not deliver their advertisements in an appropriate and effective manner. If Smile.Media is unable to remain competitive and provide value to its advertisers, it may lose its existing advertisers and fail to attract new advertisers, which would cause its revenue to decrease and have a negative effect on our business.

Acquisitions and strategic investments could result in operating difficulties and unanticipated liabilities.

We made several strategic investments related to Smile.Media in 2005 and 2006 and have recently made a strategic investment in LMT.co.il, a last minute travel portal. Smile.Media expects to pursue additional investments and acquisitions in the future. These and future investments and acquisitions may result in dilutive issuances of equity securities, use of cash resources, incurrence of debt and amortization of expenses related to intangible assets. The successful integration of these and future acquisitions into Smile.Media’s business faces a number of risks, including:

—	Difficulty of assimilating the operations and personnel of newly acquired companies and business units into our operations;

—	Potential disruption of Smile.Media’s ongoing business and distraction to management;

—	Difficulty of integrating acquired technology and rights into existing services and unanticipated expenses related to such integration;

—	Failure to successfully further develop acquired technology resulting in the impairment of amounts currently capitalized as intangible assets;

—	Potential for patent and trademark infringement claims against the acquired company;

—	Impairment of relationships with customers and partners of the acquired companies or existing customers and partners as a result of the integration of acquired operations;

—	Impairment of relationships with employees of the acquired companies or current employees as a result of integration of new management personnel;

—	Difficulty of integrating the acquired company’s accounting, management information, human resources and other administrative systems; and

—	Impact of known potential liabilities or unknown liabilities associated with the acquired companies.

Any failure in addressing these risks or other problems encountered in connection with past or future acquisitions could cause us to fail to realize the anticipated benefits of our acquisitions, incur unanticipated liabilities and harm our business generally.

If Smile.Media fails to successfully develop and introduce new products and services, or is unable to develop, license or acquire compelling content at reasonable costs, its competitive position and ability to retain and attract users to its websites may be harmed.

Smile.Media’s future success depends in part upon its ability to retain and attract new users to its websites by offering compelling content and new products and services. Smile.Media is continuously developing new products and services for its users and developing or acquiring compelling content. The planned timing or introduction of new products and services is subject to risks and uncertainties. Unexpected technical, operational, distributional or other problems could delay or prevent the introduction of one or more new products or services. Moreover, Smile.Media cannot be sure that any of its new products and services will achieve widespread market acceptance or generate incremental revenue.

Most of Smile.Media’s Internet properties license much of the content on their properties from third parties. Such content may require substantial payments to third parties from whom Smile.Media’s Internet properties license or acquire such content. Smile.Media’s ability to maintain and build relationships with third-party content providers will be critical to its success. In addition, as new methods for accessing the Internet become available, including through mobile devices, Smile.Media may need to enter into amended content agreements with existing third-party content providers to cover the new devices. Also, to the extent that Smile.Media develops content of its own, current and potential third-party content providers may view such services as competitive with their own, and this may adversely affect their willingness to license their content to Smile.Media or to its Internet properties. Smile.Media may be unable to enter into new, or preserve existing, relationships with the third parties whose content is sought. In addition, as competition for compelling content increases both domestically and internationally, Smile.Media’s content providers may increase the prices at which they offer their content to it, and potential content providers may not offer their content on agreeable terms. Further, many of Smile.Media’s content licenses with third parties are non-exclusive. Accordingly, other websites and other media such as radio or television may be able to offer similar or identical content.

If Smile.Media is unable to license or acquire compelling content at reasonable prices, if other companies broadcast content that is similar to or the same as that provided by it, if it does not develop compelling editorial content or personalization services, or it fails to successfully develop and introduce new products and services on a timely and efficient basis, the number of users of its services may not grow as anticipated, or may decline, which could harm our operating results.

Smile.Media may be exposed to substantial liabilities arising out of its Internet activities.

Smile.Media hosts a wide variety of services that enable individuals and businesses to exchange information, generate content, advertise products and services, conduct business and engage in various online activities on an international basis. The law relating to the liability of providers of these online services for the activities of their users is currently unsettled both within Israel and internationally. Claims may be brought against Smile.Media for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud or other theories based on the nature and content of information that it provides links to, that may be posted online or generated by its users, or with respect to auctioned materials. Smile.Media is especially susceptible to claims arising from its websites that are geared to other cultures and are in other languages that it cannot easily review or may have difficulty in fully understanding. Smile.Media’s defense of any such actions could be costly and involve significant time and attention of its management and other resources. Smile.Media generally does not exercise editorial control over the content appearing on websites that its users may be directed to from Smile.Media’s websites and may be subject to claims that it has not exercised sufficient control over such content. In the event that Smile.Media is found to be responsible for any such liability or required to pay for any damages resulting from any such responsibility, its business may be adversely affected.

Smile.Media also generally enters into arrangements to offer third-party products, services, or content on its websites and portals. Smile.Media may be subject to claims concerning these products, services or content by virtue of its involvement in marketing, branding, broadcasting or providing access to them, even if it does not host, operate, provide or provide access to these products, services or content. While its agreements with these parties often provide that Smile.Media will be indemnified against such liabilities, such indemnification may not be adequate.

It is also possible that if any information provided directly by Smile.Media contains errors or is otherwise negligently provided to users, third parties could make claims against it. For example, Smile.Media offers web-based email services which expose it to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service. Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not ultimately result in liability.

Changes in regulations or user concerns regarding privacy and protection of user data could adversely affect Smile.Media’s business.

Local and international laws and regulations may govern the collection, use, sharing and security of data that Smile.Media receives from its users and partners. In addition, Smile.Media has and posts on its websites its own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by Smile.Media to comply with it posted privacy policies or with any data-related consent orders, local, state or international privacy-related laws and regulations could result in proceedings or actions against it by governmental entities or others, which could potentially have an adverse effect on its business.

Further, failure or perceived failure to comply with Smile.Media’s policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of user confidence in Smile.Media and ultimately in a loss of users, partners or advertisers, which could adversely affect our business.

There are a number of legislative proposals pending before various legislative bodies in Israel concerning privacy issues which may affect Smile.Media’s business. It is not possible to predict whether or when such legislation may be adopted. Certain legislation, if adopted, could impose requirements that may result in a decrease in Smile.Media’s user traffic and revenue. In addition, the interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and inconsistently with Smile.Media’s current data protection policies and practices. Complying with these varying international requirements could cause Smile.Media to incur substantial costs or require Smile.Media to change its business practices in a manner adverse to our business.

Risks Related to the Debentures

We have substantial debt. The principal and interest payment obligations of such debt may restrict our future operations and impair our ability to meet our obligations under the Debentures. Despite our current leverage, we may still be able to incur substantially more debt, which could further exacerbate these risks.

As of June, 30 2007, we had approximately NIS 793.2 million of debt including NIS 241.4 million of bank debt on our consolidated balance sheet, none of which was secured. Our substantial indebtedness could have important consequences to you. For example, it could:

—	make it more difficult for us to satisfy our obligations with respect to the Debentures;

—	increase our vulnerability to general adverse economic and industry conditions;

—

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

—	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

—	place us at a competitive disadvantage compared to our competitors that have less debt; and

—	limit our ability to borrow additional funds.

Our ability to satisfy our debt obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategy.

In addition from time to time, we may incur additional indebtedness. If we issue additional debt or incur other indebtedness our existing holders of Debentures proportionate share in an event of bankruptcy or liquidation will be reduced. Further, there may be more creditors pursuing our assets if we default or become bankrupt. Thus, our assets would be subject to the claims of additional creditors.

In addition, our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, legal, regulatory and technical factors, including some factors that are beyond our control.

Furthermore, cash flows from our operations may be insufficient to repay the Debentures in full at maturity. Our ability to refinance our indebtedness, including the Debentures, will depend on, among other things: our financial condition at the time; restrictions in agreements governing our debt and; other factors, including market conditions.

We cannot assure you that any such refinancing would be obtainable or would be on terms satisfactory to us. If a refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the Debentures, which would permit the holders of our Debentures to accelerate their maturity dates. In the event of the acceleration of the maturity dates, we cannot assure you that the Company will be able to repay the Debentures.

The Debentures will be effectively subordinated to our future secured debt and other secured obligations.

Our obligations under the Debentures are unsecured, but our obligations under future debt could be secured by a security interest in substantially all of our tangible and intangible assets. If we are declared bankrupt or insolvent, or default under future secured debt obligations, the lenders thereunder could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we are unable to repay such future secured indebtedness, the lenders of the secured debt could foreclose on the pledged assets to the exclusion of holders of the Debentures, even if an event of default exists at such time under the indenture under which the Debentures are issued. In any such event, because the Debentures will not be secured by any of our assets, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully.

There has been no prior public market for the Debentures and we cannot assure you that a liquid market will develop for the Debentures.

Prior to the sale of the Debentures offered by this Prospectus, there has been no public market for any of the Debentures and we cannot assure you as to:

—	the development of or continuation such a market;

—	the liquidity of any such market that may develop;

—	your ability to sell your Debentures; or

—	the price at which you would be able to sell your Debentures.

In such a market, the Debentures could trade at prices that may be higher or lower than the initial Offering price, depending on many factors, including some beyond our control such as prevailing interest rates, the market for similar securities and our financial performance, financial condition or results of operations.

Risks Related to Our Operations in Israel

We conduct our operations in Israel and our business focuses on the Israeli audience, therefore our results of operation may be adversely affected by political, economic and military instability in Israel.

We are incorporated under the laws of, and our principal executive offices and employees are located in, the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

We are incorporated, based in and currently derive substantially all of our revenues from markets within the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

Our businesses may be impacted by NIS exchange rate fluctuations.

Most of our communications and advertising costs are quoted in dollars. As of June 13, 2002 we are required by law to state our prices in NIS to our residential and small office and home office, or SoHo, customers. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). In future periods, our dollar assets (deposits) and our dollar denominated liabilities might commercially serve as partial economic hedges against future exchange rate fluctuations. Because all foreign currencies do not fluctuate in the same manner, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

A substantial devaluation of the NIS in relation to the dollar would substantially increase the cost of our services to Israelis, who pay us in NIS, and is likely to result in subscriber cancellations and a reduction in Internet use and e-Commerce in Israel.

Our operating results may be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the foreign currencies to which we are exposed, by our currency hedging position and by changes in the Israeli Consumer Price Index.

Some of 012 Smile.Com’s purchases of international bandwidth and other international agreements expose us to fluctuations in foreign currencies, principally the U.S. dollar. Most of our sales are denominated in NIS. When the Israeli inflation rate exceeds the rate of the NIS devaluation against foreign currencies, our NIS expenses will increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

We engage in currency hedging transactions to reduce the impact on our cash flows and results of operations of currency fluctuations. We recognize freestanding derivative financial instruments as either assets or liabilities in our balance sheet and we measure those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative instrument is initially reported as a component of our shareholders’ equity and subsequently recognized in our income statement as the hedged item affects earnings. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

Further, as the principal amount of, and interest that we pay on, our debentures (Series A) are linked to the Israeli Consumer Price Index, any increase in the Israeli Consumer Price Index will increase our financial expenses and could adversely affect our results of operations.

We may be restricted in the conduct of our operations during periods of national emergency.

During periods of national emergency, the Israeli government may take control of 012 Smile.Com’s network, and it may be ordered by the Prime Ministry of Israel to provide services to security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permit the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. This law further sets the payment for use and compensation for damages caused to the operator as a result of such taking.

Further, The Communications Law grants the Prime Minister of Israel the authority, for reasons of state security or public welfare, to order a telecommunications license holder to provide services to security forces, to perform telecommunication activities or to establish a telecommunications facility as may be required for the security forces to carry out their duties.

If national emergency situations arise in the future and if we are to be subject during such time to any of the foregoing actions, this could adversely affect our ability to operate our business and provide services during such national emergencies and adversely affect our business operations.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45, including many of our executive officers and employees in Israel, are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

7.          RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the six months ended June 30, 2007 and each of the five years in the period ended December 31, 2006 is set forth below.

	[Six months ended June 30, 2007]	Year ended December 31,

		2006	2005	2004	2003	2002

	(in thousands)
Ratio of Earnings to Fixed Charges – Under Israeli-GAAP
Pre-tax earnings from continuing operations	37,976	27,985	19,732	24,389	17,643	28,568
Fixed charges	29,623	7,450	21,938	1,580	878	1,535
Company’s share in net loss , (income) of investees	(1)	(334)	-	(396)	(1,538)	(1,530)
Minority interest in loss of a subsidiary	26	(34)	-	-	-	-
Adjusted pre- tax earnings from continuing operations	67,624	35,067	41,670	25,573	16,983	28,573

Fixed charges
Interest charges (1)	27,083	4,960	19,303	38	(350)	719
Rental interest factor (2)	2,531	2,468	2,635	1,447	1,053	808
Interest expenses for equity companies whose debt is guaranteed	9	22		95	175	8
Total	29,623	7,450	21,938	1,580	878	1,535
Ratio of earnings to fixed charges	2.28	4.71	1.90	16.19	19.34	18.61

(1) Interest expenses, amortization of discount and adjustment of long-term loan and leases.

(2) Rental interest factor is estimated out of total lease expenses.

	[Six months ended June 30, 2007]	Year ended December 31,

		2006	2005	2004	2003	2002

	(in thousands)
Ratio of Earnings to Fixed Charges – Under US-GAAP
Pre- tax earnings from continuing operations	37,976	12,740	19,732	23,550	14,735	24,633
Fixed charges	29,623	7,129	21,938	1,681	1,081	1,545
Company’s share in net loss of investstee companies	(1)	(334)	-	-	-	-
Minority interest in loss of a subsidiary	26	(34)		3,312	2,204	2,418
Adjusted pre-tax earnings from continuing operations	67,624	19,501	41,670	28,543	18,020	28,596

Fixed charges
Interest charges (1)	27,083	4,222	19,303	234	28	737
Rental interest factor (2)	2,531	2,885	2,635	1,447	1,053	808
Interest expenses for equity companies whose debt is guaranteed	9	22		-	-	-
Total	29,623	7,129	21,938	1,681	1,081	1,545
Ratio of earning to fixed charges	2.28	2.74	1.90	16.98	16.67	18.51

(1) Interest expenses ,amortization of discount and adjustment of long-term loan and leases.

(2) Rental interest factor is estimated out of total lease expenses.

8.          USE OF PROCEEDS

The net proceeds that we will receive from this Offering are estimated to be NIS 400,833,000 (US$ 98,727,000) after deduction of the underwriters fees and commissions and the estimated expenses of the Offering.

We intend to use the net proceeds from the Offering for general corporate purposes, as shall be from time to time determined by our board of directors. We have explored and will continue to explore business opportunities and potential investments. We currently have no plans, proposals or arrangements with respect to any such business opportunity or potential invest.

Chapter 9: The Public Offering

9.1	The Securities Offered to the Public

9.1.1

423,000,000 registered Debentures (Series B), NIS 1.00 par value each, are offered under this Prospectus at a minimum price of 97% of their par value (i.e., 97 agorot for every NIS 1.00 par value of Debentures (Series B)). The Debentures (series B) are repayable in 6 equal annual installments on November 1st of each of the years 2010 to 2015 (inclusive). In other words, on November 1st of each of the years 2010 to 2015, the Company will pay up 16.666% of the principal of the par value of the Debentures (Series B) that are still in circulation, plus indexation to the CPI, as detailed in Paragraph 10.1.4 below. The principal of the Debentures (Series B) and the interest accruing thereupon, shall be indexed to the CPI published with respect to the month of August 2007 (see Section 10.1.4 hereto).

The Debentures (Series B) bear interest of 5% per annum as of the first business day after the closing of the subscription. The interest on the unpaid balance of the Debentures (Series B) shall be paid in equal annual installments, on November 1st of each of the years 2010 to 2015 (inclusive, with respect to the period ended on the last day before such date. The first installment of the interest shall be paid on November 1st, 2008, with respect to the period starting on the first business day after the closing of subscriptions, and ending on October 31, 20008. The last installment of the interest accruing on the Debentures (Series B) shall be paid on November 1st, 2015, together with the payment of the balance of the principal of the Debentures (Series B) in circulation and against the surrender of the Debentures (Series B) certificates to the Company.

9.2	The Public Offering

423,000,000 Debentures (Series B) are offered to the public in 423,000 units (the “Units”) in a tender for the Unit price. The Units shall be offered at a price not less than NIS 970 per Unit (“Minimum Price”).

Each Unit will be composed as following:

1,000 Debentures (Series B) at a Minimum Price of 97% of their par value.	NIS 970

Total Minimum Price per Unit	NIS 970

The tender shall be held on September 25, 2007.

The Company shall not issue a “complementary notice” (hoda’a mashlima), as defined in the Securities Regulations (Complementary Notice and Draft Prospectus) – 2007, regarding any amendment to the offered securities, including their price and number of Debentures (Series B) offered, as compared to the terms set forth in the prospectus.

The Company may make an additional issuance to Classified Investors, as defined herein, and/or to the general public, in accordance with the Securities Regulations (Method of Public Offering) - 2007 (the “Offering Regulations”).

9.2.1	Tender Provisions

	9.2.1.1	Subscriptions List

Subscription for the Units offered to the public shall begin on September 25, 2007 at 4:30 p.m. (the “Tender Day”) and shall close at 5:30 p.m. that same day (the “Subscription Closing Time”).

	9.2.1.2	Subscription

Subscriptions for the purchase of Units offered to the public by tender shall be made to the Company on forms that can be obtained from members of the TASE, through the dealer manager, Poalim IBI Ltd. (the “Dealer Manager”), or at any bank or from other members of the TASE authorized dealers, no later than 5:30 p.m. on the day of the tender. Subscriptions received by the authorized dealers after 5:30 p.m. on the day of the tender, shall not be accepted by the Company and shall be deemed not to have been submitted. Subscriptions shall be submitted by the authorized dealers to the Dealer Manager no later than 6:30 p.m. on the day of the tender. Subscriptions received by the Dealer Manager after 6:30 p.m. on the day of the tender, shall not be accepted by the Company and shall be deemed not to have been submitted.

	9.2.1.3	Subscriptions shall be made in accordance with the following terms:

(1)

The subscriber shall note in its subscription the number of Units for which it is subscribing, and the price it is offering, which shall not be lower than the Minimum Price. Subscriptions fixing a price lower than the Minimum Price shall be deemed not to have been submitted.

(2)

Subscriptions shall be for whole numbers of Units and for at least one Unit each. A subscription for a fractional number of Units shall be rounded down to the nearest whole number, and the fractional Unit shall be deemed not to have been subscribed for. A subscription for a number of Units smaller than one, shall not be accepted.

(3)

The Unit prices offered in the tender shall be in intervals of NIS 1 or multiples thereof, such that the lowest price above the Minimum Price at which Units may be subscribed for shall be NIS 971, followed by NIS 972, NIS 973, NIS 974, etc. A subscription that does not designate prices in figures divisible by 1 shekel units, shall be rounded down to the closest whole number.

(4)

Subscriptions are irrevocable. Each subscriber shall be deemed to have, by subscribing, assumed the obligation to accept the securities issuable pursuant to full or partial compliance with its subscription in accordance with the terms of this prospectus, and to pay, through the Dealer Manager, the full price, in accordance with the terms of the prospectus, for the Units issued to it in accordance with its subscription.

(5)

Submission of subscriptions by the authorized dealers for their clients and by the Dealer Manger for its clients, shall be deemed the assumption of an obligation by them to be held liable toward the Company, the Dealer Manager and the underwriters, as applicable, for payment in full of the proceeds owing to the Company in accordance with the terms of the prospectus with respect to such subscriptions made through them and which are fully or partially complied with by the Company.

(6)

A “subscriber” shall, for the purposes of this prospectus, also include a relative living with the subscriber and a Classified Investor with which the Company has engaged for the purpose of purchasing Units hereunder, in accordance with Section 9.8 below.

9.2.2	Fixing the issuance price by tender and issuance of Units to subscribers

All Units issued with respect to subscriptions, including subscriptions by classified investors as set forth in Section 9.8 herein, shall be issued at the same price.

“Selling Price” – the highest price fixed in subscriptions for the purchase of all of the securities offered under the prospectus; in the event of undersubscription - the Minimum Price fixed in the offer;

“Distributable Amount” – the number of securities offered under the prospectus, less the number of securities subscribed for at a price exceeding the Selling Price;

The offering under this prospectus shall be by way of a standard offer, as detailed in the Securities Regulations (Method of Public Offering) - 2007 (the “Offering Regulations”), at a Selling Price that will be fixed by tender, as follows:

	9.2.2.1	In a uniform offer, each subscriber may submit subscriptions quoting different prices, provided that no more than three different prices are quoted by a single subscriber.

	9.2.2.2	Issuance of Units by tender shall be as follows:

		(1)	Subscriptions quoting a Unit price lower than the Selling Price shall not be complied with.

		(2)	Subscribers that quoted a price higher than the Selling Price shall be issued all of the securities for which they have subscribed.

(3)

Subscribers that quoted the Selling Price shall be issued such number of securities out of the Distributable Amount, according to their prorated share out of all of the subscriptions quoting the same price, less the share of classified investors as set forth in Section 9.8 herewith.

(4)

Notwithstanding the above, in the event that such issuance shall prevent a minimum spread of the Debentures (Series B), as defined in Section 9.4.2 herein, issuance shall be effected in accordance with sub-sections (1)-(3) above, but Units to classified investors that quoted the Selling Price shall be issued pari passu with the issuance to the public.

(5)

Notwithstanding the provisions of subsection (3) above, should it transpire, after the processing of the results as mentioned above, that the minimum spread as required in Section 9.4.2 is not met, the Company shall issue to each subscriber (including classified investors) that quoted the Selling Price or a price higher than the Selling price, a prorated share of its subscription, equal to the product of (i) all of the Units offered to the public; and (ii) the ratio of the number of Units subscribed for by such subscriber and the overall number of Units subscribed for, including by classified investors, at the Selling Price or at any higher price.

(6)

Notwithstanding the above, in the event that issuance in accordance with subsection (4) above would also not accomplish a minimum spread as defined in Section 9.4.2, issuance of Units shall be as follows:

Units shall be reallocated, including to classified investors, for the purpose of fixing a new Selling Price, such that the new Selling Price shall be the highest Unit Price at which all of the securities offered under this prospectus can be issued such as to satisfy the minimum spread requirements under Section 9.4.2 hereof (the “New Selling Price”), provided, however, that subscribers at a given price shall not be issued a larger percentage of shares of their subscription, than subscribers that quoted a higher price. In an issuance at the New Selling price in accordance with subsection (4) above, the New Selling Price shall be considered the Unit Selling Price. Subscriptions that quoted a Unit price lower than the New Selling Price, shall not be accepted.

(7)

In the event that a minimum spread of the Debentures (Series B) in accordance with Section 9.4.2 herein is not obtained by such reprocessing as provided for in subsection (5) above, the offered securities shall not be registered. In such event, the offered securities shall not be issued to the public, no money will be collected from subscribers and the issuance under this prospectus shall be canceled.

(8)

In any event in which the implementation of any of the methods of issuance detailed above requires the issuance of fractional Units, the issuance shall be adjusted such that the number of Units issued to each subscriber shall be rounded to the closest whole number. Any surplus created due to such rounding up or down, shall be issued to the Dealer Manager at the Selling Price or at the New Selling Price, as the case may be.

		(9)	Related parties of the Company have covenanted not to subscribe for the Units offered to the public by tender.

		(10)	Units that are not purchased by tender, less Units for which early subscription has been made by classified investors, shall be purchased by the underwriters at the Minimum Price.

9.2.3	Special Account

9.2.3.1

Shortly before the Tender Day, the Dealer Manager shall open a special, interest-bearing trust account for the Company, with the Dealer Manager or with any other bank (the “Special Account”). The Dealer Manager shall manage the Special Account in the name and on behalf of the Company, in accordance with the Securities Law – 1968.

9.2.3.2

The Dealer Manager shall, immediately upon their receipt, transfer to the Special Account all the money it shall receive in consideration of the offered Units. So long as the proceeds of the issuance have not been transferred to the Company, such money shall, to the extent possible, be deposited in liquid, unindexed deposits that bear interest on a daily basis.

9.2.3.3

On the second business day following the Tender Day, the authorized dealers through which subscriptions that have been fully or partially granted were submitted, shall, by 12:30 p.m., deposit in the Special Account all of the consideration owing from for the Units issued with respect to such subscriptions in accordance with the provisions of Section 9.2.2 above.

9.2.3.4

In the event that after the subscription for the securities offered under this prospectus is closed, it transpires that all of the offered Units have been purchased and the minimum spread and minimum value of holdings by the public have been met in accordance with Section 9.4.2 herein, the Dealer Manager shall, no later than the end of the second business day following the Tender Day, and after receipt of the certificates of Debentures (Series B) in accordance with Section 9.3 for the nominee company of Bank Hapoalim Ltd. (the “Nominee Company”), all of the amounts received in the Special Account, plus any interest accrued thereupon and less the amounts payable under the underwriting agreement, which shall be paid to the eligible entities under the underwriting agreement as set forth in Chapter 15 hereof, subject to their compliance with their obligations under the subscription agreement.

9.2.3.5

If it transpires that the minimum spread and minimum value of holdings by the public in accordance with Section 9.4.2 herein have not been met, the issuance under this prospectus shall be canceled, the offered securities shall not be registered and money shall not be collected from subscribers.

9.2.4	Tender Proceedings

Subscriptions shall be transferred, through the authorized dealers, to the Dealer Manager by 6:30 p.m. on the Tender Day, in closed envelopes, which will remain closed until the subscription closes, and shall be placed in a sealed box by the Dealer Manager together with the subscriptions submitted to the Dealer Manager directly.

After 5 p.m. on the Tender Day, the box will be opened and the envelopes will be opened in the presence of a representative of the underwriters and of the Company’s auditor, who will make sure that due process is maintained, and the tender results will be processed and summarized.

Advisors to the issuance, Eurocom Capital Underwriting Ltd. (see Section 15.6.11) and the Company have covenanted not to examine, directly or indirectly, the identity of tender subscribers or the number of securities subscribed for by each subscriber. Eurocom Capital Underwriting Ltd. has also covenanted not to be in contact with Classified Investors on the Tender Day.

9.2.5	Tender Results

9.2.5.1

By 10 a.m. on the first business day following the Tender Day, the Dealer Manager shall, through the authorized dealers that submitted subscriptions for the tender, deliver notices to subscribers whose subscriptions have been fully or partially granted, informing them of the Unit price fixed by tender, the number of Units that will be issued to each and the consideration payable for such Units. Upon and by 12:30 p.m. on the day on which they receive the notice, subscribers shall, through the authorized dealers, transfer to the Dealer Manager the full consideration owing from them with respect to Units authorized for issuance to them in accordance with their subscriptions.

9.2.5.2

On the first business day following the Tender Day, the Company shall issue an immediate report to the TASE and the Israel Securities Authority of the tender results, and within two business days thereafter, shall publish a notice of the tender results in two widely-circulated Hebrew-language newspapers in Israel.

9.3	Debentures (Series B) Certificates

The Company shall, with respect to all the subscriptions that re approved and paid for in full, transfer to the Nominee Company certificates for the Debentures (Series B) issued for such subscriptions. Such Debentures (Series B) certificates shall be delivered to the Nominee Company no later than the second business day following the Tender Day, provided, however, that the issuance shall not take place before the Dealer Manager is content that the minimum spread and minimum value of holdings by the public have been satisfied, in accordance with Section 9.4.2 hereof.

Debentures (Series B) certificates can be transferred, split and waived in favor of third parties, subject to the creation of a written deed to this effect and the delivery of such deed, together with the certificates, to the Company, and to payment of the applicant of any expenses, taxes and levies in connection therewith.

9.4	Registration on the TASE

9.4.1

The Debentures (Series B) are intended to be registered on the TASE, and the TASE has, in principle approved their registration. Within three business days from the Tender Day, the Company shall apply to the TASE to register these securities.

Registration of the securities on the TASE is conditioned upon a minimum spread of the Debentures (Series B) and on minimum holdings by the public, all as further detailed in Section 9.4.2 herein.

9.4.2	Minimum Spread; Holdings by the Public

In accordance with the rules of the TASE, the following provisions with respect to minimum spread shall apply to the Debentures (Series B) offered to the public under this prospectus:

Securities	Minimum No. of Holders	Minimum Value of Holdings per Holder

DBS	35	NIS 200,000

“Holder” is a single holder that holds holdings whose values exceed the minimum value of holdings per holder as fixed above, or a joint holder, provided that the joint holdings, in the aggregate, of such joint holder and its joint holders exceed the minimum value of holdings per holder as fixed above.

Registration is also conditioned on holdings by the public of a minimum value of NIS 36,000,000 of Debentures (Series B).

9.5	Prohibited Arrangements

9.5.1

By signing this prospectus, the Company, the directors and the underwriters covenant that they shall not enter any arrangements other than those set forth in this prospectus in connection with the securities or with their distribution to the public, and that they shall not permit the purchasers of securities under the prospectus to sell their securities except in accordance with the provisions of the prospectus.

9.5.2

By signing this prospectus, the Company and the underwriters covenant to notify the Israel Securities Authority of any arrangement with a third party that comes to their knowledge which is in violation of the provisions of Section 9.5.1 above.

9.5.3

By signing this prospectus, the Company, the directors and the underwriters covenant not to engage with any third party that to the best of their knowledge has entered arrangements in violation of Section 9.5 above.

9.5.4

The Company has, upon publication of this prospectus, submitted to the Israel Securities Authority a written undertaking by its related parties, whereby such related parties covenant to comply with the provisions of Sections 9.5.1 and 9.5.2 above.

9.5.5

The Company, the directors and the underwriters shall not accept subscriptions for securities in this issuance from any distributor that fails to submit a written undertaking to comply with the provisions of this Section. The Company and the underwriters shall submit to the Israel Securities Authority copies of the undertakings of the authorized dealers as mentioned above.

9.6	Antidilution Protection

As of the publication of this prospectus and until the issuance of securities hereunder, the Company shall not perform any transaction that would cause dilution of its share capital, as this term is defined in the Securities Regulations (Details, Structure and Form of the Prospectus) - 1969.

9.7	Tax

On July 25, 2005, the Knesset adopted the Law Amending the Income Tax Ordinance (147) - 2005 (the “Amendment”). The Amendment was published in the official gazette (Rashumot) on August 10, 2005, and entered into effect on January 1, 2006. The Amendment materially changes the provisions of the Income Tax Ordinance [New Version] – 1961 (the “Ordinance”) with respect to taxation of securities. Also, upon publication of the prospectus, some of the new regulations promulgated under the Amendment have not yet been published. Further, upon publication of the prospectus, there is as yet no common practice regarding some of the provisions of the Amendment, nor is there case law interpreting the provisions of the Amendment.

Under current law, the Debentures (Series B) offered to the public are subject to certain tax arrangements as briefly described below:

Capital Gains Tax

Under Section 91 of the Income Tax Ordinance and the Amendment, upon sale and/or redemption of the securities, a group of persons shall be taxable at 25% on any real capital gains; however, with respect to capital gains that accrued between the years 2006-2009 to a group of persons to which the provisions of the Income Tax Law (Adjustments for Inflation) – 1985 or the provisions of Section 130A of the Income Tax Ordinance applied before publication of the Amendment, shall be taxed at the rate fixed in Section 126(a) of the Income Tax Ordinance (in 2007 - 29%, in 2008 - 27%, in 20009 - 26%, and from 2010 onward - 25%).

Under Section 91 of the Income Tax Ordinance, real capital gains generated on the sale of securities (including redemption) by an individual who is a resident of Israel and for whom such income does not constitute “business income”, shall be subject to tax not to exceed 20%, and the capital gain shall be taxed at the highest bracket applicable to his taxable income.

Notwithstanding the above, real capital gains on the sale of securities issued by a group of persons, in the event that the seller is an individual who is a material shareholder as defined in Section 88 of the Ordinance, upon such sale or was a material shareholder at any time during the 12 months preceding the sale, shall be subject to tax not to exceed 25%.

A material shareholder is defined in Section 88 of the Income Tax Ordinance as a person that holds, directly or indirectly, alone or together with others, at least 10% of any type of the means of control in the group of persons. The term “together with others” shall mean together with a relative or together with a person with whom the material shareholder directly or indirectly cooperates on an ongoing basis under an agreement with respect to material matters of the group of persons.

In addition to the foregoing, it has been determined, under Section 101A(a)(9) of the Ordinance, that the Finance Minister may, subject to approval by the Finance Committee of the Knesset, stipulate instructions and conditions with respect to capital gains on the sale of securities, which, if satisfied, shall permit the deduction of real interest and indexation, fix the method for their calculation, limit the rate of real interest that may be deducted in case of a special relationship between the lender and borrower, and determine the evidence required in order to attribute the loan and real interest and indexation to the security. It has further been determined that under such instructions and conditions are fixed, taxpayers that claim real interest and indexation with respect to securities shall pay 25% tax on the capital gains arising from the sale of such securities.

Notwithstanding the above, an individual to whom the income from the sale of securities constitutes “business income” under the provisions of Section 2(1) of the Ordinance, shall pay tax on the profit generated on the sale of securities in accordance with the regular tax rate on the income of such individual, i.e., the tax bracket in accordance with Section 121 of the Ordinance (a maximum of 48% in 2007, of 47% in 2008, of 46% in 2009 and of 44% from 2010 onward).

Groups of persons that are exempt from tax under Section 9(2) of the Ordinance, provident funds and exempt mutual funds, are exempt from tax on any income generated on the sale of securities. A mutual fund shall be taxed at the same rate as an individual for whom the real profit generated on the sale of securities would not be deemed “business income”.

Foreign residents are exempt from payment of capital gains tax on the sale of securities, provided that the capital gain was not generated in the permanent establishment of such foreign resident in Israel.

A group of persons that is a foreign resident, shall not be eligible for this exemption if its controlling shareholders, beneficiaries, or persons entitled to 25% or more of the income or profit of such group of persons are Israeli residents.

In the event that such an exemption does not apply, the provisions of the tax treaty between Israel and the state of residence of the foreign resident shall apply (if any such treaty is in place and subject to approval by the tax authorities).

Tax deduction at source on capital gains

In accordance with the Income Tax Regulations (Withholding on Consideration, Payment or Capital Gains on the Sale of Securities, Units in Mutual Funds or Futures) (Amendment) - 2002, a taxpayer (as defined in these regulations) paying the seller a consideration for the sale of securities, shall withhold tax at 20% of the real capital gain if the seller is an individual, and at 25% if the seller is a group of persons. Such withholding shall be subject to any certification regarding exemption from tax withholding and to any permissible setoff of losses. Provident funds, mutual funds and other entities listed in the Addendum to the Income Tax Regulations (Withholding from Interest, Dividend and Certain Gains) - 2005 (“Interest Withholding Regulations”) are exempt from withholding tax, in accordance with the provisions of the law. Also, a bank or member of the TASE shall not withhold any tax from foreign residents, subject to certain conditions as set forth in the regulations. If upon the sale, no tax was withheld from the real capital gain, the provisions of Section 9(d) of the Ordinance regarding reporting and advance payments for such sales shall apply.

Taxation of Interest and Discount on the Debentures

In accordance with Section 125C of the Ordinance, an individual shall be taxed at no more than 20% on interest or on discount that constitute income under Section 2(4) of the Ordinance and which arose from debentures that are traded on the stock exchange and are fully indexed to the CPI, and such income shall be taxed at the highest tax bracket applicable to his taxable income

The foregoing tax rate shall apply subject to the following aggregate conditions: (1) the individual is not a material shareholder of a group of persons that pays the interest; (2) the individual did not claim recognition of his interest and indexation expenses with respect to the debentures; (3) the income on interest or discount does not, to such individual, constitute a “business income” under Section 2(1) of the Ordinance, the income is not recorded in his invoices and the law does not require it to be; (4) the individual is not employed by a group of persons that paid the interest, nor does he provide such group with services or sell it products, nor does he have any other special relationship with such group, unless the tax assessor is satisfied that the rate of interest was fixed in good faith and was not influenced by the existence of such relationship between such individual and group of persons; (5) no other condition stipulated by the Minister of Finance and approved by the Knesset Finance Committee has been met (as of the date of this prospectus, no further conditions have been published).

Interest or discount generated by an individual that does not satisfy the foregoing conditions, shall be taxed at the highest tax bracket applicable to the taxable income of such individual.

A group of persons to which the provisions of Section 9(2) of the Ordinance apply for the purpose of determination of income, except for the purpose of Section 3(h) of the Ordinance regarding interest accrued to another entity, shall be subject to corporate tax at the rate fixed in Section 126(a) of the Ordinance with respect to interest or discount arising from debentures.

A mutual fund that generates interest and discount on debentures, shall be taxed on such income at the rate applicable to an individual to whom such income would not constitute “business income”. An exempt mutual fund and other entities that are exempt from tax under Section 9(2) of the Ordinance, are exempt from tax on such interest or discount, all subject to Section 3(h) of the Ordinance regarding interest accruing to another entity.

Withholding tax on interest and discount

In accordance with the regulations on withholding tax on interest and in accordance with the Ordinance, the rate of tax deductible at source on interest arising from debentures to an individual that is not a material shareholder of the company that pays the interest, is 20%; for an individual who is a material shareholder or who is employed by, provides services to or sells products to the company shall be subject to withholding in accordance with the highest tax bracket fixed in Section 121 of the Ordinance; and for a group of persons – the corporate tax rate fixed in Section 126(a) of the Ordinance. Notwithstanding the above, the rate of withholding tax in case of a foreign resident shall be as stipulated in the tax treaty between Israel and the state of residence of such foreign resident, and subject to certification from the relevant tax authority.

Provident funds, mutual funds and other entities listed in the addendum to the Interest Withholding Regulations, are exempt from tax deduction at source.

Taxation of discount on debentures

In accordance with Sections 2(4) and 125(c) of the Ordinance, any discount on debentures (if any such fees are generated) is treated as taxable interest that is subject to withholding tax.

The discount that will arise with respect to the Debentures (Series B) offered under this prospectus shall be based on the difference between the obligation under the Debentures (Series B) (i.e., the par value) and the proceeds of the issuance, and on the Unit price that will be fixed by tender, provided, however, that this is a positive number (the “Original Discount”). On the first day of trading, the Company shall issue an immediate report stating the discount (if any) on the debentures, calculated in accordance with the foregoing.

If additional Debentures (Series B) are issued in the future, a different discount shall be created from the one in effect on the date of such issuance, and there may also be no discount at all (the “New Discount”). Immediately prior to such issuance, the Company shall apply to the tax authorities to obtain their approval that for the purposes of withholding tax on the discount with respect to the debentures, a fixed discount shall be determined for all the Debentures (Series B), in accordance with a formula that weights the Original Discount and the New Discount (if any) (the “New Weighted Discount”), relative to the par value of the debentures.

Upon receipt of such approval, the Company shall calculate the New Weighted Discount for all of the debentures, and, before issuing additional Debentures (Series B), shall issue an immediate report regarding the New Weighted Discount for the series, and shall, upon redemption of the debentures from this series, withhold tax according to the New Weighted Discount and in accordance with the provisions of the law. If such approval is not obtained, the Company shall, immediately upon receiving notice to this effect, issue an immediate report that approval has been denied, and that the fixed discount for the series shall be the highest discount generated with respect to the debentures. The Company shall, upon redemption of debentures from this series, withhold tax according to the discount reported in accordance with the foregoing.

There may therefore be cases in which the Company shall withhold tax for a discount exceeding that which had been fixed for holders of the debentures before the later issuance. In such case, a taxpayer that held debentures before the later issuance and through to redemption, shall be entitled to file a tax return with the tax authorities, and to be reimbursed for the tax withheld on the discount, to the extent such taxpayer is entitled by law to such reimbursement.

Regulation 4 of the Income Tax Regulations (Calculation of Capital Gains on the Sale of Traded Securities, treasury bonds or Units in Mutual Funds) - 2002, provides that upon redemption of debentures traded on the TASE upon which a discount is also paid, the redemption proceeds shall be equal to the consideration plus the discount, provided that all of the following conditions are met: (1) the capital gain on the sale of the debenture is not exempt from tax; (2) a capital loss is generated upon redemption; and (3) the debenture is not redeemed by a controlling shareholder or by a person who held the debenture from the date of issuance or allocation, provided, however, that the overall amount recognized as proceeds in accordance with the foregoing shall not exceed the overall capital loss. The discount that shall be deemed proceeds under these provisions shall not be deemed income under Section 2(4) of the Income Tax Ordinance.

Offset of losses with respect to the debentures

A capital loss on the sale of debentures may be offset against real capital gains, in accordance with the principles stipulated in Section 92 of the Ordinance, whether such loss/gain was generated on an asset (including a traded security) in Israel or abroad.

A capital loss generated during the tax year on the sale of debentures may also be offset against interest income generated on such debentures during the same tax year, and against dividend income or interest on other securities generated during the same tax year, provided, however, that the tax rate applicable to such income does not exceed 25%.

Losses generated on the sale of debentures traded on the TASE in the tax years 2003 through 2005, which may be carried over to following years, and with respect to which no tax has been offset as of January 1, 2006 (“Commencement Date”) in accordance with Section 105(o) of the Ordinance, as such Section was in effect before it was canceled in Amendment 147, may be offset as of the tax year of 2007 against profits on the sale of the debentures and against interest generated on the debentures and against interest and dividend generated on other securities, provided however that the tax rate applicable to such interest or dividend generated by the taxpayer seeking such offset, does not exceed 20%. Losses generated on the sale of the debentures in the tax years 2003 through 2005, which may be carried over to following years, and with respect to which no tax has been offset as of January 1, 2006 in accordance with Section 105(o) of the Ordinance, as such Section was in effect before it was canceled in Amendment 147, but which generated from securities that were sold prior to the Commencement Date and which, on the day before the Commencement Date were considered foreign securities under the definition in Section 105K of the Ordinance, as such Section was in effect before it was canceled in Amendment 147, may be offset as of the tax year of 2007 against profit and interest generated on the debentures and against interest and dividend generated on other securities, provided however that the tax rate applicable to such interest or dividend generated by the taxpayer seeking such offset, does not exceed 20%.

A real loss on securities, as defined in Section 6 of the Adjustment Law (as it was in effect before it was canceled in Amendment 147), which was generated before the Commencement Date and was not offset before it, and which may, under the provisions of the aforementioned Section 6, be offset, may be offset against the real capital gain generated on the sale of the securities.

As is always the case in investment decisions, and in particular in light of the foregoing, investors are advised to consider the tax implications of any investment in the offered securities. The foregoing description, and any information provided in this prospectus in general, is not an authoritative interpretation of the provisions of the law referenced herein nor is it a comprehensive description of the tax provisions applicable to the offered securities, and does not substitute professional advice on such matters, which should be sought based on the specific circumstances of each investor.

9.8	Classified Investors

9.8.1

360,700 Units (85.27%) out of those offered to the public, are offered, in accordance with the terms hereof, to classified investors, whose names are provided in the table in Section 9.8.10 hereof (the “Classified Investors”) under a prior agreement with such Classified Investors (the “Prior Agreement”). The prior commitment by Classified Investors before publication of this prospectus and the issuance to such Classified Investors, are made in accordance with the principles set forth in the Securities Regulations (Method of Public Offering) – 2007 (“Offering Regulations”).

9.8.2

A “Classified Investor” is an entity that committed to purchase in a public offering securities with a par value of at least NIS 800,000, provided that such entity is among the entities included in the Addendum under Section 15A(b)(1) of the Securities Law – 1968, or is a corporation, in accordance with Section 15A(b)(2) thereof.

9.8.3

Each of the Classified Investors has, under the Prior Agreement, committed to subscribe in the tender, through the Dealer Manager, for such number of Units and at such prices equal at least to those stated in the table in Section 9.8.10 hereof, and to pay the consideration with respect to such Units.

9.8.4

Subscriptions by Classified Investors shall be submitted by tender, through the Dealer Manager, and shall, for the purpose of fixing the Selling Price and issuance of Units, be deemed subscriptions by the public, subject to the provisions of Section 9.8.8 hereof.

	9.8.5	Issuance to Classified Investors shall be at the Selling Price as will be fixed by tender.

9.8.6

Classified Investors shall, by 12:30 p.m. on the first business day following the Tender Day, transfer to the Dealer Manager, through the authorized dealers, all of the consideration owing from them, and the Dealer Manager shall deposit said consideration in the Special Account.

9.8.7

In consideration of their commitment, Classified Investors shall be entitled to a commission equal to 0.45% of the immediate proceeds generated on the sale of Units to Classified Investors, calculated based on the Minimum Price, and to distribution commission equal to 0.05% of the immediate proceeds actually collected for Units actually issued to Classified Investors.

9.8.8	Such commissions shall be divided among Classified Investors pro rata to the number of Units actually purchased by each Classified Investor.

9.8.9	The issuance of Units to Classified Investors shall be subject to the following provisions:

In accordance with the Offering Regulations, in the event of oversubscription (for the purposes hereof, oversubscription shall mean the ratio of (x) the Units subscribed for at the Selling Price that will be fixed by tender and (y) number of Units available for distribution, provided that such ratio exceeds 1), the issuance to Classified Investors, based on their prior commitment, shall be effected as follows:

	9.8.9.1	In the event that oversubscription does not exceed 5, each of the Classified Investors shall be issued 100% of the number of Units for which it has subscribed.

	9.8.9.2	In the event that oversubscription does exceed 5, each of the Classified Investors shall be issued 50% of the number of Units for which it has subscribed.

9.8.9.3

In the event that the balance of securities available for distribution is not sufficient for an issuance as described above, the securities available for distribution shall be issued to Classified Investors on a prorated basis, according to the ration of (x) each of the prior commitments, to (y) the overall prior commitments made at the same price.

9.8.10

Notwithstanding the above, in the event that an issuance as described in Sections (1)-(3) above does not guarantee a minimum spread, the offered Units shall be issued on a prorated basis in accordance with Sections (4)-(6).

9.8.11

In the event that there is no oversubscription, the subscriptions made in the tender by Classified Investors shall, for the purpose of fixing the Selling Price and distributing securities to subscribers, be deemed subscriptions by the public.

9.8.12

Classified Investors may, under the public offering, subscribe for additional Units in excess of those pledged in their prior commitment, and in such case they shall be subject to all of the provisions applicable to subscriptions by other members of the public, and they shall not be entitled to any commission with respect to any additional Units.

9.8.13	The Units offered to Classified Investors constitute 80% of the overall number of Units offered to the public in this issuance.

9.8.14	The list of Classified Investors and the number of Units and Unit price pledged by each are provided in the table below:

	CLASSIFIED INVESTORS	UNITS	PRICE

*	ROSARIO CAPITAL LTD	3,000.0	990
	PRISMA PROVIDENT FUNDS LTD	55,000.0	981
* *	DIRECT INVESTMENT HOUSE (PROVIDENCE FUNDS) LTD	3,223.0	980
* *	ETGARIM PROVIDENT FUNDS	2,659.0	980
	PRISMA PROVIDENT FUNDS LTD	3,000.0	980
	MILLENNIUM KEREN HISHTALMUT LTD	825.0	980
	MILLENNIUM KUPAT TAGMULIM AND COMPANSATION LTD.	825.0	980
	SHOMRA INSURANCE COMPANY LTD	1,500.0	980
	MERCANTILE PROVIDENT FUNDS MANAGEMENT LTD	5,000.0	980
*	MAKHTESHIM-AGAN INDUSTRIES LTD.	825.0	980
*	MANRAB HOLDINGD LTD.	825.0	980
*	KEREN HISHTALMUT FOR PRACTICAL ENGINEERS AND TECHNICIANS	2,000.0	980
*	WISER PROVIDENT FUNDS LTD	825.0	980
	PSAGOT OFEK INVESTMENTS MANAGEMENT LTD	35,000.0	977
	BANK IGUD NOSTRO	2,050.0	977
*	AFRICA (P) AGACH RATED WITHOUT SHARES - TRUST FUND	4,000.0	976
*	AFRICA (P) AGACH + STRATEGIC - TRUST FUND	3,000.0	976
*	AFRICA (P) AGACH MAKAM OPTION - TRUST FUND	1,000.0	976
*	AFRICA (P) AGACH - TRUST FUND	2,000.0	976
*	AFRICA (P) COMPANIES + STRATEGIC - TRUST FUND	1,000.0	976
*	ARTRADE (P) STRATEGIC - TRUST FUND	2,000.0	976
*	ARTRADE (P) STRATEGIC MAOF - TRUST FUND	1,000.0	976
	MILLENNIUM AGACH COMPANIES	1,000.0	976
*	ANALYST UNDERWRITING AND ISSUING LTD	2,500.0	975
*	I.B.I. FOUR SEASONS LTD	24,000.0	975
*	I.B.I BROKERAGE SERVICES AND INVESMENTS LTD.	20,500.0	975
	BITUACH HAKLAI - CENTRAL COOPERATIVE SOCIETY	1,650.0	975
**	JERUSALEM NOSTRO BANK	5,000.0	975
*	INFINITY GEMEL LTD	2,500.0	975
*	MILLENNIUM KUPAT TAGMULIM AND COMPANSATION LTD.	825.0	975
*	MENORA MIVTACHIM INSURANCE LTD. - MISHTATFOT	8,000.0	975
	MENORA MIVTACHIM HOLDINGS LTD.	3,000.0	975
	MENORA MIVTACHIM INSURANCE LTD.	3,000.0	975

	QUATTRO MUTUAL FUNDS MANAGEMENT LTD	825.0	975
	CLAL INSURANCE COMPANY LTD. - AMITIM	10,300.0	975
	CLAL GEMEL LTD.	27,000.0	975
**	MERCANTILE PROVIDENT FUNDS MANAGEMENT LTD	5,000.0	975
*	PRISMA PORTFOLIO MANAGEMENT LTD	4,950.0	975
*	THE FIRST INTERNATIONAL BANK LTD - PROVIDENT FUNDS DEP.	4,615.0	975
*	DAFNA LTD.	1,000.0	975
	ISRAEL STANDING ARMY SAVINGS FUND LTD.	2,600.0	975
	EL AL EMPLOYEES PROVIDENT FUNDS	1,000.0	974
*	I.B.I. NOGA	5,140.0	973
	BITUACH HAKLAI - CENTRAL COOPERATIVE SOCIETY	825.0	973
	THE PHOENIX – MISHTATEF - Y	20,000.0	973
	THE PHOENIX GENERAL LANE	3,500.0	973
	THE PHOENIX TAGMULIM GENERAL	850.0	973
	THE PHOENIX HISHTALMOT GENERAL	1,000.0	973
	THE PHOENIX EXTENSIVE PENSION	2,000.0	973
	LEHAVA AGACH	825.0	973
*	MENORA MIVTACHIM PENSIONS LTD	16,443.0	973
	PRISMA PROVIDENT FUNDS LTD	2,736.0	972
	CLAL HEALTH INSURANCE COMPANY LTD. (NOSTRO)	684.0	972
	CLAL INSURANCE COMPANY LTD. (NOSTRO)	3,420.0	972
	ELIAHU INSURANCE COMPANY LTD.	1,368.0	972
*	YELIN-LAPIDOT PROVIDENT FUNDS MANAGEMENT LTD	4,925.0	972
*	MACHOG LTD	2,121.0	972
	PERFECT PROVIDENT FUNDS MANAGEMENT LTD	3,523.0	972
*	DASH PROVIDENT FUNDS MANAGEMENT LTD	13,681.0	972
*	DASH TRUST FUNDS LTD	2,815.0	972
*	DASH TRUST FUNDS LTD	4,905.0	972
	KUPAT TAGMULIM LTD. OZEM	821.0	972
	GMULOT - THE UNIT FOR PROVIDENT FUNDS MANAGEMENT	1,371.0	972
*	K.G.M – COMPENSATION FUNDS	1,026.0	972
*	H.A.L AMITEI ABEINAIIM	1,026.0	972
*	YUVALIM – STUDY FUND	1,231.0	972
*	YUVALIM – FUND DISEASE	958.0	972
	BAROMETER AGACH	684.0	972
	SUM	360,700.0	972

* A Classified Investor affiliated with the Dealer Manager;

** A Classified Investor affiliated with the underwriter;

The Classified Investors have committed, in the aggregate, to subscribe for 360,700 Units, constituting 85.27% of the overall number of Units offered to the public under this prospectus, including 15,497 Units, constituting approximately 3.66% of the overall number of Units offered under this prospectus, which entities affiliated with the underwriters have committed to purchase, and including 139,746 Units, constituting approximately 33.03% of the overall number of Units offered under this prospectus, which entities affiliated with the underwriters’ consortium have committed to purchase.

9.8.15

On the Tender Day, until the subscription is closed, Classified Investors shall be entitled, by written notice to the Dealer Manager, to increase the Unit price to which they have committed under their prior commitment as stated above.

Chapter 10: The Debentures

10.1	The Debentures - General

The Debentures (Series B) (the “Debentures” or the “Debentures (Series B)”) are offered under this prospectus, in accordance with the resolution of the Company’s Board of Directors dated September 23, 2007 and in accordance with the Trust Deed executed by and between the Company and Leumi Trust Company Ltd. of the same date (the “Trust Deed”).

As of the date of the issuance, Midroog Ltd. has rated the Debentures (Series B) A1 (see Section 10.3 herein).

	10.1.1	Debentures (Series A) – Repayment

423,000,000 registered Debentures (Series B), NIS 1.00 par value each, are offered under this Prospectus at a minimum price of 97% of their par value (i.e., 97 agorot for every NIS 1.00 par value of Debentures (Series B)). The Debentures (series B) are repayable in 6 equal annual installments on November 1st of each of the years 2010 to 2015 (inclusive). In other words, on November 1st of each of the years 2010 to 2015, the Company will pay up 16.666% of the principal of the par value of the Debentures (Series B) that are still in circulation. The principal of the Debentures (Series B) and the interest accruing thereupon, shall be indexed to the CPI published with respect to the month of August 2007.

	10.1.2	Interest on the Debentures (Series B)

The outstanding balance of the Debentures (Series B) shall bear an interest of 5% per annum, payable once every 12 months as set forth below. The interest will be calculated based on an interest period of one year and will be paid once a year, on November 1st of each of the years 2008 to 2015, for the 12-month period concluded on the last day prior to the date of payment. Notwithstanding the above, the first payment of interest will be on November 1st 2008, for the period commencing on the first Business Day after the subscription has closed, and concluding on October 31, 2008, based on a 365-day year. The rate of such interest shall be 5.452%. The final installment of interest for the Debentures (Series B) will be paid on November 1st, 2015, upon which the balance of the principal on the Debentures (Series B) still in circulation will also be paid. Such payment of interest and principal will be effected against the surrender, at lest five Business Days before the date of repayment, of the debenture certificates to the Company. Tax will be deducted at source on all interest payments.

10.1.3	Deferrals

Should the scheduled date for any payment of interest and/or principal of the Debentures (Series B) occur on a day that is not a Business Day, the date will be deferred to the nearest Business Day thereafter. No interest shall be paid for such deferral. A Business Day is a day on which banks in Israel are open for business (“ Business Day”).

10.1.4	Indexation

The principal and interest of the Debentures (Series B) will be indexed to the CIP, as follows:

The term “Consumer Price Index”(“CPI”) shall mean – the price index known as the “Consumer Price Index”, including fresh produce, which is published by the Central Bureau of Statistics, or the same index if published by any other official institute or agency or any other official index that might replace said index, whether or not such replacing index is based on the same data. Should such index be replaced by another one, published by some other institute or agency as mentioned above, and should said institute or agency not announce the ratio between the new and original index, the ratio will be set by the Central Bureau of Statistics. In the event that such ratio is not set by the Central Bureau of Statistics, it shall be fixed by an economic expert whose selection shall be approved by the Trustee.

The term “Controlling CPI” shall mean – the consumer price index known upon the date of any payment of principal and/or interest. However, if the Controlling CPI is lower than the Base CPI, the Controlling CPI shall be equal to the Base CPI, and if the Controlling CPI exceeds the Base CPI, the Company shall pay such amount increased pro rata to the increase in the Controlling CPI over the Base CPI.

The term “Base CPI” means – the CPI for the month of August 2007.

The term “Known CPI” means – the most recently published consumer price index.

If upon execution of any due payment it transpires that the Controlling CPI exceeds the Base CPI, the Company will pay the amount due plus an increase pro rated to the increase of the Controlling CPI over the Base CPI. If the Controlling CPI falls below the Base CPI, the former will substitute the latter.

10.1.5	Purchase of debentures by the Company and/or a subsidiary

The Company at all times reserves the right to purchase on the free market Debentures (Series B) at any price as it may deem fit, provided that this shall not release it from its obligation to repay the debentures still in circulation. The Company may not reissue Debentures (Series B) purchased and/or redeemed by it. Such debentures shall be canceled and delisted from the TASE. The Company will immediately issue a report giving notice of any such buyback and will notify the Trustee.

A subsidiary and/or an investee company and/or the controlling shareholders of the Company and/or companies controlled by the controlling shareholders of the Company (“Affiliated Holders”) may purchase and/or sell Debentures from time to time. The Company will issue an immediate report of any such purchase and/or sale.

Debentures held by an Affiliated Holder shall be deemed the asset of such Affiliated Holder and shall not be delisted from the TASE.

For the purpose of meetings of holders of the Debentures, the Trustee shall consider whether there is a conflict of interest among holders, according to the circumstances. The Company and the Trustee shall, at the Trustee’s instruction, cause class meetings of holders of the Debentures as required by law. It is presumed that an Affiliated Holder shall have a conflict of interest with other holders. In the event that any of the Affiliated Holders still holds any of the Debentures, class meetings shall be called, such that one of the classes shall not include any Affiliated Holders. In the event that class meetings are called, any resolution to be approved with respect to the Debentures shall require approval by each of the class meetings called and by the general meeting of all holders of the Debentures, all according to the majorities required under the Trust Deed and the exhibits thereto. The Trustee may, at its exclusive discretion, determined that a specific resolution does not require a meeting of Affiliated Holders or that such a meeting shall not be convened. In any event, the meeting of Affiliated Holders will not have veto power over any resolution adopted by the class meetings.

10.1.6	Taxation

For the taxation of debentures, see Paragraph 9.7 of the prospectus.

10.1.7	Payment of Principal and Interest on the Debentures (Series B)

All principal and interest payments due on the Debentures (Series B) will be effected on the dates stipulated in Sections 10.1.1 and 10.1.2 above and in accordance with the terms set forth therein. Such payments will be made to those persons who at the end of October 20th of the relevant year for payment are listed as holders of Debentures (Series B) ( “Date of Record”). Notwithstanding the above, the last payment of principal and interest will be on November 1st, 2015, against the surrender of the Debenture certificates to the Company at its registered address and/or at any other location as designated by the Company. The Debentures must be surrendered to the Company at least five Business Days prior to the date of payment.

Eligible holders will be paid with check or by bank transfer, crediting the bank account of the persons listed as holders or the persons surrendering the Debentures.

Should a holder who is eligible for payment fail to give the Company details of his/her bank account in due time, all payments of principal and interest will be effected by checks posted by registered mail to his/her most recent address as registered in the Register of Debentures (Series B) Holders. Postage of checks by registered mail as mentioned above shall, for all intents and purposes, be deemed as payment of the amount of the check at the date of postage, provided that said check is paid up upon presentation. Checks for sums lower than NIS 50 will not be sent, but such amounts may be collected in cash at the Company’s offices.

Should a holder wish to revise the instructions he/she has given for payment (check/bank transfer and address), he/she can do so by written notice delivered by registered mail. The Company will honor the new instructions for any given payment only if they arrive at the Company’s registered address at least 30 days prior to the date fixed for such payment under the terms of the Debentures (Series B). Should the Company receive said notice later than stipulated, it will only honor the instructions in respect of payments that become due after the date of payment immediately following the receipt of such notice.

Upon one year from the date of final redemption of the Debentures, the Trustee shall return to the Company any amounts it has accrued, less all of the Trustee’s expenses, and the Company shall hold them in trust for the holders of Debentures and invest them as set forth above, or, in the alternative, cause such amounts to be paid by check, delivered by registered mail, in accordance with the provisions of the Trust Deed. The Company shall, with respect to any money repaid to it, provide the Trustee confirmation of such repayment and of the receipt in trust of such money for the benefit of holders of the Debentures. Such confirmation shall constitute full and final release of the Trustee in all matters relating to such amounts.

10.1.8	Default for Reasons outside of the Company’s Control

In case any payment payable to a holder is not actually effected due to reasons that are outside of the Company’s control and provided that the Company was prepared to effect said payment, the amount due will no longer bear interest indexation, and the holder will only be entitled to such amount to which he/she was entitled upon the date scheduled for such payment of interest or principal.

Within 30 days of the date fixed for payment, the Company will deposit with the Trustee any amount that has not been paid for reasons outside of the Company’s control. Once such deposit is made, the Company will be deemed to have effected payment of the due amount. If the payment was to constitute final settlement of all amounts due in respect of the Debentures, the Company will also be deemed to have redeemed the Debentures.

The Trustee shall deposit any such amount in the bank to the benefit of such account holders and invest it in investments as permitted under the Trust Deed, i.e., securities of the State of Israel and other securities in which the laws of the State of Israel permit investment of trust money, all as the Trustee may deem fit and in accordance with the provisions of the law. Once the Trustee returns said amounts as provided above, holders who are entitled to them will only be entitled to the consideration received for liquidation of the investments, less any expenses, commission and mandatory payments ancillary to such investment and the management of the trust and less the Trustee’s fees.

The Trustee shall transfer to each of the holders of the Debentures for whom money has been entrusted with the Trustee, the amount due to each holder, less all expenses, commissions, mandatory payments and the Trustee’s fees, all against such evidence of entitlement as the Trustee may require.

Register of Holders

The Company will, at its registered address, maintain Register of Holders which will list the names of holders of Debentures (Series B), their addresses and the numbers and par value of their Debentures. The Register shall also reflect all transfers of the Debentures. The Company may close the Register from time to time for a period or periods that will not, in the aggregate, exceed 30 days a year. The Trustee and each of the holders of the Debentures (Series B) may inspect the Register of holders of Debentures (Series B) at any reasonable time.

The Company will not be obligated to enter in the Register any notice regarding an express, implied or expected trust, liens or encumbrances of any kind or any equitable rights, claims or setoff rights in connection with the Debentures. The Company will only recognize the title of the person in whose name the Debentures are registered, provided that his/her lawful heirs, executors or administrators or any person entitled to the Debentures following the bankruptcy of any registered holder (or, in case of a corporation – following its dissolution), are eligible to be registered as owners subject to the provision of sufficient evidence to the satisfaction of the Company’s Board of Directors that they are indeed entitled to be registered as owners.

The provisions of the Articles of Association of the Company regarding registration in the Registry of Shareholders, recognition of heirs, executors and guardians of a deceased shareholder, co-holders of shares and notices to shareholders, shall apply to holders of the Debentures, mutatis mutandis and subject to any specific arrangements stipulated in the Trust Deed.

10.1.9	Modification of Rights

The rights attached to the Debentures may be modified as provided in Section 10.2.3 below.

10.1.10	Splits and transfers

All the Debenture certificates may be split into Debenture certificates such that the aggregate value of the principal of the resulting certificates equals the par value of the original certificate, and provided that the par value of the new certificates is in NIS, in whole numbers. Such split may be effected against the surrender of the original certificate that is to be split to the Company at its registered address. Such split will be effected within 7 days of the date on which the certificate is surrendered at the Company’s registered address.

Any par value of the Debentures may be transferred, provided that such amount is in NIS and in whole numbers and provided that the transfer is in accordance with a transfer deed whose language is as practiced by the Company for the purpose of transferring shares and which is duly signed by the registered owner of the Debenture or by his/her lawful representative.

The transfer deed is to be submitted for registration to the Company at its registered address, together with the Debenture certificate and any other evidence of the identity of the holder and his/her entitlement to transfer, as the company may request, and together with certification, to the Company’s satisfaction, that all mandatory payments (if any) have been paid. The Company may choose to keep the transfer deed.

The Company’s Articles of Association relating to share transfers will govern the transfer or endorsement of Debentures.

Any other expenses related to the split and/or transfer of debentures, including stamping duty, handling fees and other duties, if any apply, will be covered by the owner of the debenture seeking such split and/or transfer, as relevant. The provisions of this Section will also apply to any waiver of Debentures.

10.1.11	Voluntary Liquidation

The Company shall give the Trustee and each of the holders of Debentures written notice of any resolution of voluntary liquidation, and shall publish notice of such a resolution in two widely-circulated Hebrew-language newspapers in Isreal.

10.1.12	Early Redemption of Debentures (Series B)

In the event that the TASE decides to delist the Debentures (Series B) in circulation because the value of such Debentures falls below the threshold for delisting fixed in the regulations of the TASE, the Company will proceed as follows:

10.1.12.1

Within 45 days of the resolution of the TASE board to delist the Company as stated above, the Company will announce a date for early redemption, on which holders of Debentures (Series B) may redeem them.

10.1.12.2

Notice of early redemption will be published in two widely circulated Hebrew language daily papers in Israel and given in writing to the Trustee and each of the registered holders of Debentures (Series B).

	10.1.12.3	Early redemption will be between 17 and 45 days from publication of said notice, but will not occur between the Date of Record for payment of interest and the actual payment thereof.

10.1.12.4

On the date of early redemption, the Company shall redeem the Debentures (Series B) whose holders have asked that the Company redeem, at the balance of their par value plus indexation and any interest accruing on the principal through the actual date of redemption, in accordance with the terms of the Debentures, and the Debentures (Series B) shall be delisted from the TASE.

	10.1.12.5	Holders of Debentures (Series B) who exercise early redemptions as described above, will not be entitled to interest and/or indexation for the period after redemption.

10.1.12.6

The conversion rights attached to such Debentures (Series B) that are not redeemed early in the event of delisting as described above, shall remain as stated in the terms of such Debentures (Series B); however, the Debentures (Series B) shall be delisted from the TASE and shall, among other things, be subject to certain consequent tax implications.

10.1.13	Issue of Additional Debentures

The Company reserves the right to issue additional Debentures (Series B), and shall not, for this purpose, require the consent of the Trustee or holders of debentures of any series then in circulation (“Additional Debentures”). The Company shall be entitled to issue Additional Debentures under such terms as it may deem fit, and may, among other things, fix the aggregate par value and price of the Additional Debentures issuable in each issuance. The Company may issue Additional Debentures at a price identical to, greater or lower than the price of the Debentures under the prospectus. In the event that Additional Debentures are issued, the Trustee shall be entitled to demand an increase of its fees, pro rata to the increase in the number of Debentures issued, and the Company has given its prior consent under the Trust Deed to any such increase in the Trustee’s fees.

10.1.13.1

In the event that the discount resulting for the Debentures (Series B) from the issuance of Additional Debentures is different than the discount on the Debentures (Series B) in circulation at such time, the Company shall, immediately prior to such issuance, apply to the tax authorities to obtain their approval that for the purposes of withholding tax on the discount with respect to the Debentures, a fixed discount shall be determined for all the Debentures (Series B), in accordance with a formula that weights the different discounts, to the extent that there are any.

10.1.13.2

Upon receipt of such approval, the Company shall calculate the weighted discount for all of the Debentures, and, before issuing additional Debentures (Series B), shall issue an immediate report regarding the fixed weighted discount for the series, according to the weighted discount calculated as described above and in accordance with the provisions of the law. If such approval is not obtained, the Company shall, immediately prior to the issuance of Additional Debentures, issue an immediate report stating that the fixed discount for the series shall be the highest discount that will be generated as a result of the issuance of Additional Debentures. The Company shall, upon redemption of the Debentures, withhold tax according to the discount reported as described above.

10.1.13.3

There may therefore be cases in which the Company shall withhold tax for a discount exceeding that which had been fixed for holders of the Debentures before the later issuance. In such case, a taxpayer that held Debentures before the issuance of Additional Debentures and through to redemption, shall be entitled to file a tax return with the tax authorities, and to be reimbursed for the tax withheld on the discount, to the extent such taxpayer is entitled by law to such reimbursement.

10.1.13.4

The Company reserves the right, in accordance with the law, to issue, without requiring the consent of the Trustee and/or holders of Debentures (Series B), other series of convertible other debentures, and may be subject to such redemption, interest, priority on liquidation, conversion (if at all) and other terms at the Company’s discretion, whether such terms are superior, equal or inferior to those attached to the Debentures (Series B).

10.1.13.5

Holders of Additional Debentures shall not be entitled to any interest with respect to periods that ended prior to the issuance of such Additional Debentures. The Company shall give the Trustee notice of any issuance of Additional Debentures.

10.1.13.6

The foregoing provisions of this Section and/or the provisions of Section 10.1.5 above shall not, in and of themselves, obligated the Company or holders of Debentures to purchase or sell their Debentures.

	10.1.14	Receipts as Evidence

Receipts from holders of Debentures for amounts they were paid by the Trustee in connection with the Debentures shall serve as full and final release of the Trustee with respect to payment of any of the amounts stipulated in such receipts.

	10.1.15	Replacement of Debenture Certificates

In case a Debenture certificate wears out or gets lost or destroyed, the Company may issue a new Debenture certificate in its stead. Any such replacement certificate will stipulate the same terms as the original. The person seeking such replacement shall cover all the costs related to evidence of title, indemnification in the event that such person was not the lawful holder and expenses incurred by the Company in connection with ascertaining title, at the Board’s discretion, provided that in case of wear and tear, the worn out certificate is returned to the Company before the new certificate is issued. Any mandatory charges or other expenses associated with the issuance of a new certificate shall be paid by the person seeking such issuance.

10.2	Trust Deed

Unless otherwise stated, the provisions of this Section with respect to the Trust Deed relate to the two Trust Deeds executed by the Company and the Trustee.

10.2.1

The Trustee for the Debentures (Series B) is Leumi Trust Company Ltd., a company limited by shares, organized under the laws of the State of Israel, whose main purpose is the management of trusts and which satisfies the conditions stipulated in the Securities Law – 1968 (“Securities Law”) with respect to competence to serve as Trustee for holders of Debentures (Series B) offered hereunder.

10.2.2

The full language of the Trust Deed and the debenture attached thereto with respect to each the debentures offered under this prospectus are available at the Company’s registered address and may be inspected on any Business Day during regular office hours, as of the date of this prospectus.

10.2.3	Revisions of and Waiver and Settlement Relating to the Trust Deed

Subject to the provisions of the law, the Trustee may from time to time and at any time waive any breach by the Company or failure by same to comply with any of the terms of the Trust Deed, provided that the Trustee is convinced that such breach or failure do have an adverse effect on the rights of holders of Debentures (Series B).

Subject to the provisions of the law and to prior approval by a majority of 75% of holders of Debentures (Series B) voting at a general meeting of holders of Debentures (Series B), in which at least 50% of the balance of the Debentures (Series B) in circulation is represented in person or by proxy, or at an adjourned meeting in which at least 10% of the balance of the Debentures (Series B) in circulation is represented in person or by proxy, the Trustee may, whether before or after the principal of the Debentures is redeemable, enter any settlement with the Company in connection with any right or claim by holders of the Debentures, and enter any arrangement with the Company with respect to the rights of the Trustee or of the holders of Debentures, including waiver of any right of or claim that the holders of the Debentures may have against the Company under the Trust Deed. In the event that the Trustee enters such settlement, subject to prior approval by the holders of Debentures in accordance with the foregoing, the Trustee shall be exempt from any liability in connection with such settlement. The foregoing shall not be construed as exempting the Trustee from liability for actions it has and/or should have carried out prior to the adoption of such resolution by the general meeting of holders and/or in the event that the Trustee failed to proceed in accordance with the resolution adopted by such meeting. Subject to the mandatory provisions of the law, the Trustee and the Company may, whether before or after the principal of the debentures (Series B) is redeemable, amend the Trust Deed, including the terms of the Debentures (Series B), provided that any of the following circumstances has occurred:

	10.2.3.1	The Trustee is satisfied that the revision does not have an adverse effect on the holders of Debentures.

10.2.3.2

The holders of Debentures have, by an extraordinary resolution adopted at a general meeting of holders of Debentures in which the holders of at least 50% of the outstanding balance of Debentures in circulation were represented in person or by proxy, or at an adjourned meeting in which the holders of at least 10% of the outstanding balance of Debentures in circulation were represented in person or by proxy, consented to the proposed amendment.

In any event that the Trustee exercises its right under this Section, the Trustee may demand that holders of Debentures (Series B) deliver to it or to the Company the Debentures (Series B) in order to enter in them notice of any such settlement, waiver or amendment, and, at the Trustee’s request, the Company shall enter in the Debentures delivered to it a notice to this effect.

The Company shall issue an immediate report of any such amendment immediately upon gaining knowledge of same and/or upon the Trustee’s demand.

10.2.4	General meetings of holders of Debentures (Series B)

The Trustee or the Company may convene general meetings of the holders of Debentures (Series A) that have not yet been redeemed. Upon convening such a meeting, the Company shall immediately give the Trustee written notice of the place, date and time at which such meeting shall be held and of the agenda, and the Trustee or its representative and a representative of the Company may participate in such meeting.

10.2.4.1

No meeting may be convened by any person other than the Company or the Trustee, except by holders of Debentures representing at least 10% of the outstanding par value of the Debentures in circulation, and provided that such holders have, within reasonable time prior to the date specific by them for the meeting, applied to the Trustee in writing to convene a meeting, explaining why such meeting should be convened, and provided that the Trustee rejected or ignored their application in violation of its duties under the Trust Deed and under the law. At the written request of the Trustee or holders of Debentures as described above, the Company shall convene a general meeting of holders.

10.2.4.2

Notice of at least fourteen (14) days specifying the place, date and time of the meeting and providing a general description of the agenda for the meeting shall be given of each meeting of the holders of Debentures (Series B). Such notice shall be given to holders of the Debentures, to the Trustee and in an immediate report. The Trustee may, at its discretion, shorten the notice period if it is of the opinion that a delay would cause an adverse effect to the rights of holders of the Debentures.

10.2.4.3

If the purpose of the meeting is to adopt an extraordinary resolution, notice of such meeting shall be delivered at least twenty one (21) days prior to the date fixed for the meeting. Such notice shall also provide a summary of the proposed resolution. The Trustee may shorten the notice period mentioned above if the matter is urgent or if the Trustee is satisfied that if the meeting is not convened sooner, the rights of holders of Debentures would be adversely affected.

The accidental omission to give notice of a meeting convened in accordance with the foregoing, or the non-receipt of a notice by a Debenture holder entitled to receive such notices, shall not invalidate the proceedings of such meeting, provided that an immediate report regarding the convening of such meeting had been issued.

10.2.4.4	Notices by the Company and/or the Trustee to holders of Debentures shall be given in accordance with the following provisions:

(1)

By a report on the MAGNA system of the Israel Securities Authority; (upon such instruction by the Trustee, the Company shall immediately make a report on the MAGNA on behalf of the Trustee in such language as provided in writing by the Trustee to the Company); and

By publication of notice in two widely-circulated Hebrew-language newspapers in Israel;

or

(2)

By delivery of notice by registered mail to each of the holders of Debentures at such holder’s latest address as appearing in the Register of Holders (and in case of join holders – to the joint holder whose name stands first in the Register).

10.2.4.5

The Company shall also issue an immediate report including copies of any notices given by the Company and/or the Trustee to holders of Debentures, and a copy of such immediate report shall be delivered to the Trustee.

10.2.4.6

The Trustee will appoint a chair for the meeting. Had the Trustee not appointed a chair or if the chair is not present at the meeting, the holders of Debentures present at the meeting shall elect one of their number to serve as chairman of the meeting.

10.2.4.7	No business shall be transacted at any meeting of holders of Debentures before the chair establishes that a quorum is present.

10.2.4.8

Subject to the quorum required for a meeting called for the purpose of adopting an extraordinary resolution, and subject to the quorum required for the removal of a Trustee in accordance with the Securities Law, the quorum shall include the presence, in person or by proxy, of two Debenture holders holding or representing, in the aggregate, at least one tenth (1/10) of the outstanding balance of Debentures in circulation at such time.

10.2.4.9

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week (and if this is not a day of commerce, to the first day of commerce thereafter) at the same time and place, by notice by the Company via MAGNA, or to such other day, time and place, at the choice of the person convening the meeting, of which such person shall give holders of Debentures at least three (3) days prior notice. At an adjourned meeting the required quorum shall be two holders, present in person or by proxy, regardless of the par value represented by their holdings, all provided that the provision fixing such quorum is quoted in the notice of the original meeting and that the notice to holders of Debentures of the adjournment is published at least seven (7) days prior to the date designated for the adjournment. Such notice may be delivered as part of the notice of the meeting as originally called (the one that is adjourned).

10.2.4.10	The quorum for a meeting convened for the purpose of adopting an extraordinary resolution, including, among other things, regarding the following matters:

	(1)	Amendment of the Trust Deed;

(2)

Any amendment or settlement regarding rights of holders of Debentures (Series B), whether these rights arise from the Debenture (Series B), the Trust Deed or any other source or from any settlement or waiver relating to such rights;

	(3)	Declaring the Debentures (Series B) immediately due and payable, in accordance with the terms of the Trust Deed;

shall include the presence of holders of at least 50% of the balance of the Debentures (Series B) in circulation at such time, or, in case of an adjourned meeting, the presence of holders of at least 10% of the such balance.

10.2.4.11

The chairman of a meeting at which a quorum is present may, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, as the meeting may resolve. If a meeting is adjourned for ten (10) days or more, notice of the adjournment shall be given in the same manner required for the meeting as originally called, and if it is adjourned for less than ten (10) days, notice of the adjournment shall only be given via MAGNA. Apart from the foregoing, holders of Debentures will not be entitled to any notice of any adjournment or of the business to be transacted thereat. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

10.2.4.12	Holders of Debentures may participate in and vote at meetings by proxy.

10.2.4.13	Meetings of holders of Debentures shall be held at such address as notified by the Company, unless the Trustee gives notice of a different venue.

10.2.4.14

All votes shall be decided by a show of hands. The holder of each Debentures shall have the right to one vote for every NIS 1 par value of the aggregate principal of the Debentures such holder holds and that has still not been repaid at such time.

10.2.4.15

Ordinary resolutions shall be decided by an ordinary majority of the votes present and voting at the meeting. Extraordinary resolutions at such meetings shall be decided by a majority of at least 75% of the votes present and voting as mentioned above. For this purpose, no distinction shall be made between related parties and other holders.

The appointment of a proxy shall be in writing, executed by the holder appointing such proxy or by a representative authorized in writing to do so on behalf of the holder. If the appointing holder is a corporation, the appointment shall be by written proxy, executed by one of the directors or by the secretary of the corporation. An instrument of proxy may be in any commonly-practiced form. The appointed proxy does not himself have to be a holder of a Debenture. An instrument of proxy and the power of attorney or any other certificate by which the proxy is signed or a certified copy of such power of attorney, shall be deposited at the registered address of the Company or at any other address of which the Company shall give notice, at least forty eight (48) hours before the time scheduled for the meeting with respect to which the proxy was made, all unless otherwise stated in the notice of the meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid despite the prior death or declaration of incompetence of the appointing holder, or the cancellation of the instrument or transfer of the Debenture in respect of which the vote is cast, unless written notice of such matters shall have been received at the registered address of the Company prior to the meeting.

10.2.4.16

Any proposed resolution put to vote at a meeting of holders shall be decided by a show of hands, but if a written ballot is demanded by the chairman or by at least two (2) holders of Debentures (Series B) present in person or by proxy, the same shall be decided by such ballot. A written ballot may be demanded before or after the proposed resolution is voted upon by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. If two or more persons are registered as joint owners of any Debenture, the right to vote shall be conferred exclusively upon the senior amongst the joint owners attending the meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names stand on the Register of Holders.

10.2.4.17	The Trustee, who shall participate in the meeting at the invitation of the Company, shall have no voting rights.

10.2.4.18	The holder of a Debenture or his appointed proxy may vote some of such holder’s Debentures in favor of the resolution being voted on and some of them against it, at his discretion.

10.2.4.19

The A declaration by the chairman of the meeting that a proposed resolution has been adopted or rejected, shall constitute conclusive evidence of the adoption or rejection, respectively, of same resolution.

10.2.4.20

The chairman of the meeting shall cause minutes of the meeting to be taken and entered in the Company’s minute books. All such minutes shall be signed by the chairman of each meeting or the chairman of the meeting immediatley thereafter, and any minutes signed as stated above shall serve as conclusive evidence of the proceedings at the meeting, and as long as it is not proven otherwise, any resolution adopted at such meeting shall be deemed to have been duly adopted.

10.2.4.21

Any person or persons appointed by the Trustee, the Company Secretary and any other person authorized by the Company, will be entitled to attend meetings of the holders of Debentures, unless the Trustee has decided differently or unless the holders of Debentures have resolved different by an ordinary resolution.

10.2.4.22

For the purpose of meetings of holders of the Debentures, the Trustee shall consider whether there is a conflict of interest among holders, according to the circumstance, and the need to convene class meetings of holders of the Debentures depending on such circumstances.

10.2.5	Immediate Repayment

Upon the occurrence of any of the following:

10.2.5.1

The Company fails to repay any amount owing from it in connection with the Debentures within forty five (45) days after such amont was due, except if the Company provides reasonable evidence that such default was due to reasons outside of the Company’s control.

10.2.5.2

The court has appointed a temporary liquidator for the Company or a valid resolution is adopted to dissolve the Company (except for dissolution for the purpose of merger with another company and/or restructuring) and such appointment or resolution are not canceled within forty five (45) days.

10.2.5.3

The Company stops paying the amounts due with respect to the Debentures and/or announces its intention to stop paying such dues and/or there is material concern that the Company will stop paying such dues.

10.2.5.4

An court order has been given, protecting the Company against creditors, or a petition has been made to approve a settlement with the Company’s creditors in accordance with Section 350 of the Companies Law – 1999, and such order or petition have not been canceled within 60 (sixty) days from their issuance or filing, as relevant.

10.2.5.5	The Company is liquidated or deregistered, regardless of the reason.

Any change in or revocation of the rating, including a change in the identity of the rating company, shall not serve as cause for declaring the Debentures immediately due and payable.

10.2.5.6	Upon occurrence of any of the events described in Sections 10.2.5 through 10.2.5.4 (inclusive) above:

(1)

The Trustee shall convene a meeting of holders, to take place 30 days from the notice (or any such shorter time in accordance with the provisions of Section 10.2.5.6(4) herewith); the agenda of such meeting shall be a resolution to immediate repay the entire outstanding balance of the Debentures due to the occurrence of any of the events described in Sections 10.2.5 through 10.2.5.4 (inclusive) above.

(2)

In the event that by the time the meeting convenes, any of the events described in Sections 10.2.5 through 10.2.5.4 (inclusive) above has not expired, and the meeting of holders of Debentures has adopted the resolution described above by extraordinary resolution (as defined above), the Trustee shall, within a reasonable time, declare the all of the outstanding balance of the Debentures immediately due and payable.

(3)

A copy of the notice convening the meeting as described above, shall be delivered by the Trustee to the Company immediately upon publication of such notice, and shall constitute prior written notice to the Company of the Trustee intention to proceed in accordance with the notice.

(4)

The Trustee may, at its discretion, shorten the 30 days’ notice period set forth in Section 10.2.5.6(1) above, in the event that the Trustee is of the opinion that any delay in calling the immediate repayment of the Debentures might adversely affect the rights of holders of Debentures.

The foregoing provisions of this Section 10.2.5.6 shall not prejudice the powers of the Trustee as set forth in Section 10.2.9 hereof.

10.2.6	Termination or Expiration of the Office of the Trustee

The term and termination or expiration of the term of the Trustee and the appointment of a new Trustee, shall be subject to the Securities Law. In accordance with this law, the Trustee and any Trustee that will replace it, may resign from their office by a three (3) months’ notice to the Company, explaining the reasons for such resignation. The Trustee’s resignation will only become effective subject to court approval and as of the date approved by the court. In the event of such resignation or in the event that the Trustee term in office expires, the court may appoint another Trustee in its stead, for such period and under such terms as the court may deem fit.

Notwithstanding the above, in the event that the Trustee is unable to remain in office because of reasons that are outside of its control and/or because of an instruction by the Israel Securities Authority, the resignation of the Trustee shall become effective once the Trustee is replace and subject to an ordinary resolution by the holders of Debentures. The Trustee and its replacement shall not be liable for any expenses or costs arising from their resignation, provided that they have complied with the foregoing provisions of this Section.

The court may dismiss a Trustee if the latter fails to adequately fulfill its duties or for any other reason at the discretion of the court.

Holders of ten percent of the unpaid balance of the Debentures (Series B) may convene a general meeting of holders of Debentures (Series B). Any meeting convened in such manner, may, by a vote approved by holders of at least fifty percent of the unpaid balance of the Debentures in circulation, resolve to remove the Trustee from office.

The Securities Authority may ask the court to terminate the office of a Trustee, in accordance with Article 35(n) of the Securities Law.

The Trustee (through the Company) and the Company shall file an immediate report with the Israel Securities Authority of the events described in this Section above in connection with the office of the Trustee.

In the event that the Trustee resigns or is unable to perform, and regardless of the reason for such inability, the Company shall, after receiving court approval, appoint a new Trustee in its stead, provided however that such new Trustee shall have the necessary qualifications as required by law.

The Trustee’s entitlement to indemnification in connection with any action or omission on its part during its term in office, shall survive the expiration or termination of the Trustee’s term.

Any new Trustee shall have the same powers and authorities and shall be able to take any and all action as though such Trustee was appointed from the outset, in accordance with the provisions of Section 35(n) of the Securities Law.

10.2.7	Indemnification of the Trustee

The Trustee shall be entitled to indemnification by holders of Debentures (Series B) and/or the Company with respect to any damage and/or loss and/or expenses it has incurred and/or that it shall incur and/or costs that it has paid or that it is obligated to pay in connection with actions that it has or is obligated to perform in accordance with its duties under the Trust Deed and/or by law and/or in accordance with the instruction of any competent authority and/or the law and/or at the demand of the holders of Debentures and/or at the demand of the Company, provided that:

	10.2.7.1	Such expenses are reasonable;

	10.2.7.2	The Trustee acted in good faith and performed the relevant action as part of its duties.

Without prejudice to the entitlement to compensation and/or indemnification granted to the Trustee under the Securities Law and/or under the obligations assumed by the Company and the holders of Debentures under the Trust Deed, the Trustee, is attorney-in-fact, executive, agent or any other person appointed by the Trustee in accordance with the Trust Deed, shall be entitled to indemnification out of the money received by the Trustee in proceedings that the Trustee has implemented and/or in any other way in accordance with the Trust Deed, in connection with obligations they have assumed, expenses they have incurred in the course of or in connection with execution of the Trust in accordance with the Trust Deed, or in connection with such actions that in their opinion were required in order to accomplish the foregoing and/or in connection with the exercise of the powers and authorities granted under the Trust Deed and in connection with any litigation, legal opinion or opinions of other experts, negotiations, correspondence, expenses, claims and demands in connection with any matter and with any action or inaction with respect to the foregoing, and the Trustee may withhold the money in its possession and use it to pay the amounts required to effect such indemnification. All such amounts shall, subject to the provisions of the law and provided that the Trustee acts in good faith, have priority over payment to holders of the Debentures.

In the event that the Trustee is required, under the terms of the Trust Deed and/or by law and/or as instructed by a competent authority and/or by law and/or at the demand of holders of Debentures (Series B) and/or at the demand of the Company, to take any action, including, without limitation, to initiate legal action or file claims or petitions at the demand of holders of Debentures (Series B), in accordance with the Trust Deed, the Trustee may refrain from taking any such action until it receives a letter of indemnification to its satisfaction from any or all of the holders of Debentures (Series B), or from the Company if such action is demanded by the Company, with respect to liability for any damages and/or expenses that may accrue to the Trustee and/or the Company due to such action. The foregoing shall not apply in case urgent action is needed, which, if not taken before receipt of a letter of indemnification, shall cause the holders of Debentures (Series B) material damages and/or losses. Notwithstanding the above, the Company shall deposit with the Trustee an amount, which will be fixed by the Trustee, as the anticipated amount of the Trustee’s expenses in connection with any such proceedings. Should the Company fail to deposit such amount at the time that it is requested to do so by the Trustee, and should the Trustee have doubts regarding the Company’s ability to cover the expenses it might incur in such proceedings, the Trustee shall immediately call a meeting of holders of the Debentures in order to confirm their liability to cover such expenses and to deposit the money required for this purpose with the Trustee. In the event that the holders of Debentures refuse to cover such expenses and/or fail to deposit such amounts with the Trustee, the Trustee shall not be obligated to initiate any such proceedings.

The consent of holders of Debentures as described above shall not release the Company of its obligation to cover all of the expenses ancillary to such proceedings, to the extent that the Company is obligated to cover such expenses under the Trust Deed. The proceeds of any liquidation process shall also be used to cover and reimburse for expenses that holders of the Debentures have covenanted to cover as set forth above.

The foregoing provisions shall not prejudice the right hereby granted to the Trustee to petition the court, at its absolute discretion, even before the Debentures are declared immediately due and payable, in order to obtain any court order for the purposes of the trust.

10.2.8	Reports to the Trustee; Company’s covenants to the Trustee

The Company hereby covenants to the Trustee that as long as any Debentures (including indexation thereon) are still outstanding:

10.2.8.1

It shall give the Trustee immediate written notice of any reasonable concern that the Company may have that any or all of the events described in Section 10.2.4.22 above are liable to occur or have already occurred.

	10.2.8.2	It shall deliver to the Trustee, no later than 30 days from the date of the Trust Deed, an Excel sheet setting forth the schedule for repayment of the Debentures (principal and interest).

	10.2.8.3	It shall at all times manage the business of the Company and the subsidiaries in an appropriate and efficient manner.

10.2.8.4

It shall deliver to the Trustee, immediately after their publication, financial statements and/or financial data that that the Company has published, in accordance with the reporting mechanism applicable to the Company from time to time. On December 31 of every year, as long as the Trust Deed remains effective, the Company shall deliver to the Trustee a certificate signed by the chairman of the Board or by two directors of the Company, confirming that to the best of his or their knowledge, as applicable, the Company is not in breach of the Trust Deed (including any breach of the Debenture), except as expressly stated in such certificate.

10.2.8.5	It shall maintain its assets in good and proper condition and regularly pay any obligatory payments applicable to such assets.

10.2.8.6

It shall maintain books in accordance with generally accepted accounting principles. It shall maintain the books and records underlying such books (including, among other things, pledge deeds, mortgage deeds, invoices and receipts), and enable the Trustee or any person appointed in writing by the Trustee for this purpose, to inspect any such book and/or document at any reasonable time.

10.2.8.7

By signing the Trust Deed, the Trustee covenants to protect the confidentiality of any information provided as set forth above. The provision of information to holders of Debentures for the purpose of making a decision with respect to their rights under the Debenture or for the purpose of reports regarding the position of the Company, shall not constitute breach of the foregoing confidentiality undertaking.

10.2.8.8

It shall enable the Trustee and/or any person appointed in writing by the Trustee for this purpose, to enter its offices or any other place where its assets are located, at any reasonable time and by prior arrangement with the Company, in order to inspect its assets, at the discretion of the Trustee, for the purpose of protecting the interests of holders of the Debentures.

10.2.8.9

It shall notify the Trustee immediately upon gaining knowledge of any attachment being imposed on any or all of its material assets or of any appointment of a receiver for any or all of its material assets, and shall immediately take, at its expense, all reasonable measures required in order to cause the removal of such attachment or appointment.

10.2.8.10	It shall give the Trustee notice of all of the general meetings (annual general meetings and extraordinary meetings of shareholders); the Trustee shall have no voting power at such meetings.

10.2.8.11

It shall give the Trustee, every year, a written certificate signed by the most senior officer of the Company that is in charge of finance, confirming that all the payments to holders of Debentures have been paid in time, and stating the outstanding balance of Debentures in circulation.

10.2.8.12

The Trustee has been informed that as of the date of the prospectus, the Company’s reports, including financial reporting, are performed in the method required from a dual-listed company. To the extent that the Company’s reporting method changes in the future, and regardless of the reason for such change, the Trustee and/or holders of the Debentures shall have no claim and/or grievance in connection with such change.

10.2.8.13

Without prejudice to the foregoing, the Company shall be entitled to effect any restructuring or any similar process whereby, among other things, the Company shall transfer any or all of its activities and/or rights and/or obligations to the Company and/or to any other legal entity that is wholly-owned by the Company, and for such purpose the Company shall not require the consent of the Trustee or the holders of Debentures. The Company shall give the Trustee notice of the performance of any such restructuring.

10.2.9	Proceedings of the Trustee

Without prejudice to any other provision of the Trust Deed, the Trustee may, at its discretion and without any further notice to the Company, and shall if so instructed by an extraordinary resolution of holders of Debentures, take any proceedings, including legal action, as it may deem fit and in accordance with the law, in order to enforce the obligations of the Company under the Trust Deed and exercise and protect the rights of holders of Debentures under the Trust Deed. The Trustee may initiate legal action and/or any other proceeding regardless of whether the Debentures have been declared immediately due and payable, all as required in order to protect the rights of Debenture holders and in accordance with the law. Notwithstanding the foregoing provisions of this Section, the Debentures may be declared immediately due only in accordance with the provisions of Section 10.2.4.22, and not under the provisions of this Section 10.2.9.

10.2.9.1

The Trustee may, subject to an extraordinary resolution by holders of Debentures as stated above, waive any obligations of the Company, in full or in part, subject to any terms at the Trustee’s discretion.

10.2.9.2

The Trustee may, at its absolute discretion and without being required to give the Company any notice, petition the competent court to receive instructions with regard to any matter connected with and/or arising from the Trust Deed.

10.2.9.3

Subject to the provisions of the Trust Deed, the Trustee shall be entitled, although not obligated, to convene a general meeting of holders of Debentures, at any time and as often as it may deem fit, in order to discuss and/or receive instructions on any matter relating to the Trust Deed.

10.2.9.4

The Trustee may, at its exclusive discretion, delay the implementation of any action that it is to perform under the Trust Deed, in order to address the meeting of Debenture holders and/or petition the court to receive instructions from the meeting or the court. Notwithstanding the above, the Trustee may not delay proceedings implementing a resolution of the Debenture holders in accordance with Section 10.2.5.6 above to declare the Debentures immediately due.

10.2.9.5

The foregoing provisions shall not prejudice the right hereby granted to the Trustee to petition the court, at its absolute discretion, even before the Debentures are declared immediately due and payable, in order to obtain any court order for the purposes of the trust.

10.2.10	Distribution of proceeds

Any proceeds obtained by the Trustee as a result of any proceedings that the Trustee may conduct against the Company, shall be held by the Trustee in trust and used for the following purpose, according to the following descending order:

First, for the payment of expenses, payments, levies and obligations incurred by the Trustee, imposed upon him or caused in the course of or as a result of the execution of the trust or in any other manner in connection with the Trust Deed, including the Trustee’s fee (provided that the Trustee shall not receive its fee from both the Company and the Debenture holders). Second, for payment to Debenture holders of the late interest owing to them under the terms of the Debentures and in accordance with the indexation terms set forth therein, equally and prorated to the amount of interest in arrears owing to each, and none of the holders shall have any priority among them; Third, for payment to Debenture holders of the amounts of the principal owing to them under their Debentures, equally and in accordance with the indexation terms of the Debentures (Series B), whether or not such amounts have become due, and pro rata to the amounts owing to them, and the time at which each Debenture was issued by the Company or otherwise, shall be disregarded with respect to priority in such payment; any remainder shall be paid to the Company or its successors.

Payment of such amounts to Debenture holders shall be subject to the rights of other creditors of the Company, to the extent that there are any.

10.2.11	Power to withhold

Notwithstanding the provisions of Section 10.2.9.5 above, in the event that the money amount obtained as a result of the aforementioned proceedings that is distributable at any time, in accordance with the provisions of Section 10.2.9.5., equals less than ten percent (10%) of the outstanding balance of the Debentures and the interest accrued thereupon, the Trustee shall not be obligated to pay such amount and shall be entitled to invest any or all of it in such investments as permitted under the Trust Deed and to replace these investments from time to time with other permitted investments, all at the Trustee’s discretion; notwithstanding the foregoing, the Trustee shall distribute any remainder of the money deposited with it, in accordance with the provisions of the foregoing provisions of Section 10.2.9.5, on the earlier of the following events:

10.2.11.1

If and when such investments and any interest accruing thereon, together with any other money that the Trustee may receive for payment to the Debenture holders, equal, in the aggregate, an amount sufficient to pay up at least ten percent of the outstanding balance of the Debentures and the interest (in accordance with the terms of indexation) – the Trustee shall pay these amounts to Debenture holders in accordance with Section 10.2.9.5 above.

	10.2.11.2	Upon payment of the first installment of interest or principal to Debenture holders that is paid after receipt of the money amount obtained as a result of such proceedings.

10.2.12	Collateral

10.2.12.1

The Company’s covenant to pay up the Debentures (principal, indexation and interest) is not secured by any charge or collateral. The Trustee is not obligated to and has not in effect examined the need to provide securities to assure payment to Debenture holders. By executing the Trust Deed, and by its consent to serve as Trustee for the Debenture holders, the Trustee is not expressing any implied or express opinion regarding the ability of the Company to satisfy its obligations toward the Debenture holders. The foregoing shall not release the Trustee in full or in part from any of its obligations by law and/or under the Trust Deed.

10.2.12.2

The Company shall be entitled to create charges of any kind (including floating charges) and in any way on any or all of its assets, and shall not for this purpose require any consent by the Trustee and/or the Debenture holders.

	10.2.12.3	The Debentures shall rank equally for all purposes relating to the Company’s obligations under the Debentures, and no Debenture shall have priority over another.

10.2.13	Special powers

10.2.13.1

The Trustee may deposit all of the notes and documents representing and/or determining the Trustee’s rights in connection with any asset in its possession at such time, in a safe and/or anywhere else at the Trustee’s choice, with any banker and/or bank and/or attorney.

10.2.13.2

The Trustee may, for the purpose of executing the trust, act in accordance with the opinion and/or advice of any attorney, accountant, assessor, appraiser, surveyor, broker or any other expert, whether such opinion and/or advice was solicited by the Trustee and/or by the Company.

		10.2.13.3	Any such advice and/or opinion may be provided, delivered or received by letter, cable, facsimile transmission and/or any other electronic means of transmission of information.

10.2.13.4

Subject to the provisions of the Trust Deed, the Trustee shall be entitled, although not obligated, to convene a general meeting of holders of Debentures, at any time and as often as it may deem fit, in order to discuss and/or receive instructions on any matter relating to the Trust Deed.

10.2.13.5

The Trustee shall not be obligated to notify any party of the execution of the Trust Deed and may not intervene in any way in the management of the business or affairs of the Company, except in accordance with the powers conferred upon the Trustee in the Trust Deed.

		10.2.13.6	The Trustee shall exercise the powers and authorities granted to it under the Trust Deed with loyalty and at its absolute discretion.

	10.2.14	Contact information

		10.2.14.1	The contact information of the Trustee for the Debentures (Series B) is provided below:

Leumi Trust Company Ltd.
Address: 8 Rothschild Blvd., Tel Aviv
Email: neemanut@bll.co.il
Telephone: 03-5170777, Fax;03-5170770

10.3	Rating of the Debentures (Series B)

The rating committee of Midroog Ltd. has rated the Debentures (Series B) “A1”. The ratings report is provided below:

The Rating Scale

Midroog uses Moody’s ratings. The scale is divided into two main investment levels. This division and the rating itself have implications for the investment regulations of institutional investors, as fixed by the Ministry of Finance.

Investment Grade: All companies which, themselves or their obligations, receive this rating, represent a low or moderate risk for investors. Investment Grade includes the Aaa-Baa ratings. Speculative Grade: investments in debentures of companies that receive such rating, are judged to have speculative elements and are subject to a risk that is higher than average. Speculative Grade includes the Ba-C ratings.

Midroog uses the same rating symbols for issuers and for the credit rating of specific debentures. This simple rating scale enables creditors to measure the ability of an entity to satisfy its money obligations.

The ratings scale is as detailed below:

Investment Grade	Aaa	Obligations rated Aaa are considered by Midroog to be of the highest quality, with minimal credit risk.

	Aa	Obligations rated Aa are considered by Midroog to be of high quality and are subject to very low credit risk.

	A	Obligations rated A are considered by Midroog upper-medium grade and are subject to low credit risk.

	Baa	Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Speculative Grade	Ba	Obligations rated Ba are considered by Midroog to have speculative elements and are subject to substantial credit risk.

	B	Obligations rated B are considered by Midroog speculative and are subject to high credit risk.

	Caa	Obligations rated Caa are considered by Midroog to be of poor standing and are subject to very high credit risk.

	Ca	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

	C	Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Midroog uses the numbers 1, 2 and 3 to indicate subcategories of each of the categories between Aa and Caa. The number “1” indicates that the debenture is in the upper end of the ratings category indicated by letters. The number “2” indicates that the debenture is in the middle of the range of the ratings category; and the number “3” indicates that the debenture is in the lower end of the ratings category indicated by letters.

All rights are reserved to Midroog. Copying, photocopying, distribution or any commercial use without the consent of Midroog is prohibited, except for professional purposes and provided that the source is noted, and/or for the purpose of an investment decision.

All the information provided in this document and on which Midroog has relied, was provided by sources that Midroog deems reliable and accurate. Midroog does not independently examine the truthfulness, comprehensiveness, relevance or accuracy of the information (“Information”) provided to it, and relies on the information provided to it by the rated company for the purpose of performing this rating. The rating might change as a result of changes to the Information that is received or due to any other reason. Therefore, it is advisable to follow updates or changes on Midroog’s website: www.midroog.co.il.

Midroog’s ratings only relate directly to credit risks, and not to any other risk such as the risk that the market value of the rated debt would decrease as a result of changes in interest rates or due to other factors at play in the capital market. Any rating or other opinion provided by Midroog should be viewed as only one of the elements in any investment made by or on behalf of a person using the information included herein, and accordingly, any person using such information must study and evaluate the investment with regard to any issuer, guarantor, debenture or other rated instrument that it intends to hold, buy or sell. Midroog hereby discloses that the issuers of debentures or other rated instruments or other instruments in connection with which this rating was prepared, have covenanted, before the rating was prepared, to pay Midroog for its rating and evaluation services.

The main factors underlying Midroog’s rating, as detailed in Midroog’s notice to Internet Gold Ltd. are provided below:

The issuance of up to NIS 423 million par value of Debentures (Series A) by Internet Gold Ltd. (the “Company”) was rated A1. The Debentures (Series A) shall be linked to the CPI (principal and interest) and shall be repaid in six equal annual installments in the years 2010-2015. The proceeds shall be used as determined by the Board from time to time and might also be used for new investments in Israel and abroad.

This summary relates to the structure of the issuance based on data provided to Midroog through September 3, 2007. In the event that the structure of the issuance is revised, Midroog shall have the right to reconsider the rating and amend it as necessary. Only once Midroog has receive a copy of all the definitive documents associated with the debentures, will Midroog’s rating be deemed effective, and Midroog shall publish the final rating and the summary of the rating report.

Company Profile

Internet Gold Ltd. (“Internet Gold” or the “Company”) is a holdings and business development company that is traded on the TASE and on the Nasdaq (symbol: IGLD), and holds three private companies: 012 Smile Communications Ltd. (100%) (“Smile Communications”), Smile Media Ltd. (100%) (“Smile Media”) and Internet Gold International Ltd. (100%). Internet Gold was established in 1992 by Eli Holtzman and the Eurocom Group. In 1996, the Company started providing internet connectivity services, including a variety of internet solutions and advanced communication solutions, including professional hosting and storage services for websites and services and internet connectivity via all existing types of connection lines. In June 2004, Internet Gold received a permit to supply international wireline communications, and in August 2004, launched a long-distance service from Israel, using the 015 prefix. Later on, this service has covered approximately 240 territories. In the beginning of the current decade, the Company entered the area of internet content, when it set up MSN Israel together with Microsoft International. The Company holds approximately 50.1% of this venture. Over the last few years, the Company acquired additional websites and also entered into the area of e-commerce, mainly through the portal P100 (100%).

On March 31, 2006, as part of a restructuring of the Company and its assets, Internet Gold transferred all of its assets, obligations and activities attributed to the Company’s telecommunication business, to Smile Media. Also, the Company transferred its holdings, including assets, obligations and actions attributed to its media business, to Smile Media. Following the reorganization described above, the Company’s activity is the holding of its subsidiaries, and business development.

On December 31, 2006, Smile Communications purchased all of the shares of 012 Golden Lines Ltd. (“Golden Lines”) from companies controlled by Eliezer Fishman and the minority shareholders, in consideration of approximately $140 million.

Smile Communications was formed in 1999, and currently consolidates the telecommunication activities of Internet Gold and Golden Lines. Smile Communication transacts business in two primary areas: The provision of international calls (traditional voice) and the provision of internet connectivity services (broadband), which also includes added-value services such as data services for business customers, storage services, etc. Golden Lines started its operations in 1997, after it received a permit from the Ministry of Communication to provide international wireline services and data telecommunication services. In May 2001, Smile Communication started offering internet connectivity services. In December 2005, the Ministry of Communication gave 012 Telecom Ltd. (“012 Telecom”), a wholly-owned subsidiary of Golden Lines, an exclusive general permit to provide domestic wireline PRI communication services.

In February 2007, the permit was extended to allow 012 Telecom to provide domestic wireline telephony services (telephony, data communication, transmission and infrastructure) using voice over broadband, with the prefix 072, with no limitation on the number of users, following a period of two years in which the services were provided under a temporary permit for a marketing trial, which was limited in scope. So far, Smile Communication invested approximately NIS 26 million in this service.

Smile Communication’s market share in the area of broadband internet services was, as of the end of March 2007, approximately 34% in terms of the number of subscribers, a similar percentage to that in 2006. The estimated market share in international calls of such date was approximately 34%, compared to 32% in 2006.

Smile Media has two main areas of activity: E-advertising and e-commerce. In e-advertising, Smile Media holds portals such as MSN Israel Ltd. (50.1%), Start Net Ltd. (100%), Nirshamin Lalimudim Ltd. (100%), The Money Ltd. (100%), Seret – the Israeli film portal (51%), Tipo – the leading children’s portal in Israel (52%), to name just a few. In e-commerce, Smile Media holds P1000, a website that provides an e-commerce platform.

The CEO of Internet Gold is Eli Holtzman, who is also deputy chairman of the board of Smile Communications and the CEO of Smile Media. Stella Hendler, former CEO of Golden Lines, is the CEO of Smile Communications. Shaul Elovitch is the chairman of the board of Internet Gold.

As of mid-2007, the Internet Gold group had approximately 1,740 employees, including approximately 1,584 employees of Smile Communications, approximately 148 employees of Smile Media and approximately 8 employees working at the head office of Internet Gold. The Company has various locations, with the largest facilities located in Petah Tikva.

Internet Gold (Company) – main financial data as of June 30, 2007*

NIS ‘000

30.6.2007

Assets	529,207

Book value	481,706

Equity	359,607

Financial debt	173,498

Net financial debt	125,997

Income	-

General and Administrative**	2,400

Financing Expenses**	3,066

Dividends from subsidiaries	-

* The Company’s data for previous dates is irrelevant for its current structure.

** Data as of the six months ended June 30, 2007.

Internet Gold: Organizational structure as of December 31, 2006

INTERNET

GOLD

NIRSHAMIM

INTERNETGOLD -

INTERNATIONAL

SMILE.MEDIA

012

SMILE.COM

START

100%

100%

100%

52%

50.1%

THE

MONEY

HYPE

100%

100%

SERET

YAHALA

51%

51%

MSN

100%

Shareholders and Management

The Company’s controlling shareholder is Eurocom Communication Ltd. (as of March 31, 2007, approximately 58.03%), of the Eurocom Group, controlled by Shaul Elovitch. The remainder is held by the public (approximately 41.18%) and by Eli Holtzman (0.79%), who is one of the founders of Internet Gold and the CEO of Smile Media.

The Eurocom Group has extensive experience in the field of telecommunication. Eurocom Communication Ltd. is the largest private communication group in Israel, and is involved in an array of telecommunication activities: import, marketing and distribution of telecommunication products and consumer products in the field of telecommunication, media and satellite communication, internet services, international calls, etc. Another of Eurocom’s prominent holdings is Eurocom Cellular Communication.

The CEO of Smile Communication is Stella Hendler, whose last position was the CEO of 012 Golden Lines and who offers extensive marketing experience. Before her appointment as CEO of Golden Lines, Hendler was VP Business Development of Golden Lines and Director of Customer Services and Internet Services Development. Before that, she worked in Bezek for eight years and was in charge of the control, management and operation of all of Bezeq’s subsidiaries.

Internet Gold – Key Management

Title	Name:	Experience

Chairman of the board of Internet Gold and of Smile Communication	Shaul Elovitch	15 years with Internet Gold, 22 years in the field of communication

CEO and director of Internet Gold, deputy chairman of the board of Smile Media, CEO of Smile Media	Eli Holtzman	15 years with Internet Gold

Deputy CEO and VP Finance of Internet Gold, deputy CEO and VP Finance Smile Media	Doron Turgeman	7 years as VP Finance of Internet Gold, 3 years as deputy CEO

CEO of Smile Communications	Stella Hendler	5 years as CEO of 012 Golden Lines, 15 of which in the field of telecommunication

VP Finance of Smile Communications	Doron Ilan	4 years as VP Finance of 012 Golden Lines

VP Marketing of Smile Communications	Yaakov Nadvorni	Two years as VP Marketing of 012 Golden Lines

CTO	Max Bloomberg	5 years as CTO of Internet Gold

Strategy

The Company intends to operate as a leading holdings and business development company in the field of telecommunication in Israel. The Company intends to perform additional acquisitions in the telecommunication sector, including cellular and television.

Holdings

Smile Communications – Main Developments1

The merger process between Internet Gold and Golden Lines has begun, and streamlining and cost cutting steps have already been implemented. The Company expects to see the final results of the merger in the beginning of 2008.

The merger of Smile Communications, which consolidates all of the telecommunication activity of Internet Gold and Golden Lines, began on December 31, 2006, and the merged company has launched a synergy process, which so far includes the following: Combination of brands and marketing departments – “015”, an Internet Gold brand, and “012”, a Golden Lines brand, were combined under “012”, and investment in the “015” brand has been discontinued. This step has led to a reduction in the payroll and savings on wage costs. In customer services, the number of call centers and employees at such centers has been reduced; these trimmings have an immediate effect on overhead, and a long-term effect on ongoing rent. Data traffic – companies such as Smile Communications purchase air time from large telecommunication companies with global infrastructure, like AT&T and Teleglobe; the price per minute is derived from the aggregate number of minutes purchased. Since the merged company uses more air time, Smile Communications can now purchase its air time at cheaper prices.

By the end of October 2007, the Company intends to complete the final and most complex stage of the merger - merging all of the computer, billing and CRM (customer relationship management) systems. The Company is currently checking the functionality of all of the systems on the day after the merger. The Company also intends to merge its three call centers (which are now in Ramat Gan, Segula and Rishon Letzion) and have a single center in Rishon Letzion. After the merger, the call center will include approximately 600 employees, compared to approximately 650 to date.

1Midroog has rated Smile Communication A1. For more details, see the analysis report from January 2007.

A market share of approximately one third in internet services and international calls – putting the Company in a strong position to compete with the two other groups in this market.

After completion of the mergers between Netvision and Barak and between Internet Gold and Golden Lines, the internet and international telecommunication market divides almost equally between Bezeq, Netvision/Barak and 012 Smile.Communications. According to the Company’s estimate, Smile Communication’s market share in the area of broadband internet services was, as of the end of March 2007, approximately 34% in terms of the number of subscribers, a similar percentage to that in 2006. The estimated market share in international calls of such date was approximately 33.8%, compared to 32% in 2006. 90% of the Company’s customers are households, and 10% are business customers. The fact that each of the three large companies has a similar market share, contributes to market stability and increases the likelihood that instead of focusing on increasing their market share, which has so far caused prices to go down continuously, they will now focus their strategy on increasing the ARPU on their existing customers, especially in the growing internet services sector.

Smile Communications is in the final stages of number portability.

Smile Communications is one of the smallest players in the field of domestic calls, and therefore seeks to promote this project, because the telephone number is one of the key barriers to moving between telecommunication companies. Once this barrier is lifted, the chances to recruit new customers will grow. According to the Company, a significant increase is expected in its monthly recruitment of customers for domestic calls, once the new law enters into effect in December 2007. Also, the Company is investing resources to enter into WIMAX – worldwide interoperability for microwave access, a standard for products that are compatible with and work according to IEEE 802.16. Standard IEEE 802.16 contemplates access points for broadband communication services by use of long-range microwave transmissions.

Smile Communications estimates that regulatory amendments that will be approved shortly, will lead to an increase in its customer base and revenues

The Ministry of Finance is working toward obligating Bezeq to enable customers to purchase fast internet infrastructure (ADSL) from it without requiring them to also purchase an ordinary telephone line. The basic cost per subscriber for a Bezeq line (exclusive of payment for air time and separate ADSL charges) is approximately NIS 50 per month for an ordinary line. To date, it is not possible to purchase only an ADSL line. In case the statute is indeed amended as described above, Smile Communication will benefit in two ways. First, it will recruit customers who are interested in using Smile Communications’ domestic telephone services instead of their Bezeq lines, but do not want to lose their ADSL subscription. Second, they will recruit customers looking to purchase an ADSL subscription only, without a regular Bezeq line.

Smile Media

Smile Media has two main areas of activity: E-advertising and e-commerce. In e-advertising, it operates portals. In e-commerce, it operates e-commerce portals. As of March 31, 2007, Smile Media held 17 websites, including 11 portals and 4 e-commerce websites. In addition, Smile Media has a profit sharing model in 11 paid websites: Mapa, Kidner, BigOne, Ynet Encyclopedia, Globes and others. Most of Smile Media’s websites are in Hebrew, but some of them are in Arabic and Russian.

MSN Israel and P1000 are Smile Media’s most popular websites, and accounted for approximately 70% of its revenues in Q1/07 and 2006.

MSN Israel – one of the most popular websites in Israel, which, according to TNS Teleseker, was visited by approximately 3.5 million users a month in the first quarter of 2007. MSN Israel belongs to MSN International, which includes 40 portals in about 20 different languages. The portal offers various applications, such as Messenger, mail, MSN and video. The applications are developed by Microsoft and localized by Smile Media. In Q1/07, Smile Media invested approximately NIS 780,000 in strengthening the MSN Israel brand and in the home page of the website.

P1000 – a website that provides an interface for e-commerce. Smile Media collects a commission for sales that are performed via this website. Commerce takes place in two methods: public auctions and group sales. In Q1/07, approximately NIS 640,000 were invested in the construction of a new platform for this website.

Start – a new portal that includes content and links to other websites. The website offers content summaries in sports, business, entertainment and politics. The site also offers a search engine. In Q1/07, approximately NIS 200,000 in website maintenance.

Nirshamim – a marketing platform that shows academic institutions abroad, offering access to Israeli students looking to study abroad, mainly in the United States.

Tipo – a children’s portal that offers a platform for gaming, website construction, news, video channels, communities and other services. According to a TIM survey, approximately 73% of the children aged 13-17 in Israel know this website.

According to a TNS Teleseker survey, Smile Media is third in Israel in terms of surfer exposure.

In July 2007, TNS Teleseker published its June 2000 TIM survey, rating select Israeli websites. According to the survey, approximately 32% of the surfers aged 13 and up were exposed to MSN Israel. The estimated number of surfers exposed to the site every week is 1.1 million, with only three other websites ranking higher. In e-commerce, P1000 ranks second, after Walla Shops. With an exposure to 60.5% of all surfers aged 13 and up, Smile Media group ranks third compared to the exposure of other groups. Every week, 2.2 million surfers are estimated to be exposed to the website every week (the group ranks after the Walla and Ynet groups).

Main rating factors

A leading position in the telecommunication sector of the main subsidiary, Smile Communication, as reflected in a significant market share and visibly positive financial performance, and a growth potential based on reforms in the sector, including a domestic carrier’s permit (“mapa”). Midroog has rated Smile Communication A1; the shareholders and management of the company and the merged company have demonstrated high strategic and managerial abilities in the merger between Internet Gold and Golden Lines, a merger which significantly improved the company’s market positoin. Moody’s estimates that the synergic potential of the two companies is not yet fully reflected in the financial results; a professional management team with extensive experience in the various communication fields in Israel; shareholders that are influential in the communication sector in Israel and which have a material contribution to the company’s activity and vision; the communication industry in Israel represents a relatively low business risk, because of basic products and a relatively inflexible demand. However, the sector typically involves intense competition, due to low barriers to entry and extensive regulatory intervention - factors that impair stability; the Company’s activity is based on one main holding and no diversification; the proceeds are designated mainly for new investments that have not yet been identified; the Company has no independent sources of income, and relies on dividends and management fees that it will receive in the future in order to service the debt. On the other hand, the Company’s liquidity is high and it has good access to the capital markets; the debt to holdings ratio, which is based primarily on the valuation of Smile Communication, is, according to Midroog’s estimate, 2.7-3.0, a good and adequate ratio for the rating received.

Strengths

Leading assets in telecommunications and media, which will grow stronger yet thanks to the merger

Internet Gold is a dominant telecommunications and media holdings company in Israel, with leading assets in internet, international telephony and media. The merger between Internet Gold and Golden Lines created one of the leading telecommunication companies in Israel in the field of internet and international communication. Smile Communication now has the ability to provide a wider range of products to a larger number of customers. Products such as domestic calls, calling cards and others that were previously marketed by Internet Gold, receive much greater exposure now that they are marketed to all the customers of the merged company. The merged company has a significant market share in its two main areas of activity.

Smile Media holds MSN Israel and P1000, two of the prominent Israeli e-advertising and e-commerce websites. E-advertising has grown significantly over the last few years and will apparently continue to take budgets away from traditional advertising. According to data compiled by Chant Media, the global online advertising market constitutes approximately 5.7% of the aggregate advertising pie, and is expected to significantly increase over the next few years. The picture in Israel is similar, with e-advertising accounting for approximately 7.8% of the overall advertising pie (approximately NIS 65 million), compared to approximately 5.2% in 2005 (approximately NIS 42 million) – an increase of approximately 55%.2 As of April 2007, broadband internet penetration was approximately 69% of the households in Israel, compared to 46% in the United States. This ongoing internet penetration has led to an increase in e-advertising, with budgets that in the past were invested in traditional advertising (mainly television, newspapers and billboards) now being channeled to e-advertising as well. Smile Media’s advertising revenues in Q1/07 have grown by approximately 18% compared to 2006 (calculated for the year), after an increase of approximately 57% in 2006 and approximately 22% in 2005.

Telecommunication is a commodity in Israel, and demand levels remain stable even during recession

Internet and international calls are perceived by Israeli consumers as commodities for all intents and purposes. Products that the public once viewed as luxury are now used by almost all households in Israel, albeit at varying scopes. Concurrently, these products are very price-sensitive, and the competition is therefore fierce. Due to all of the above, it is the estimate of Midroog that the telecommunication sectors, and internet and international telephony in particular, are less sensitive to periods of recession.

Professional management team with extensive experience in telecommunications

The CEO of the Company is Eli Holtzman, who has extensive experience in telecommunication. Eli Holtzman and the Eurocom Group founded Internet Gold in 1992, and Mr. Holtzman was the company’s CEO until the merger with Golden Lines in January 2007. Mr. Holtzman was the CEO of Arieli Advertising, one of the largest advertising agencies in Israel, and therefore offers extensive knowledge in marketing as well. Ms. Stella Hendler is the CEO of Smile Communication. She was previously the CEO, VP Business Development, head of customer service and head of internet development for 012 Golden Lines. Before that, she worked in Bezek for eight years and was in charge of the control, management and operation of all of Bezeq’s subsidiaries. Ms. Hendler’s extensive experience in the field of telecommunication will facilitate compliance with the phases defined in the merger plan.

2 Source: “Advertising expenditure in year 2000” (IFAT)

The main shareholder is a leading figure in the telecommunication field in Israel

Shaul Elovitch is the founder and CEO of Eurocom Holdings Ltd, which holds Eurocom Communication Ltd., the Company’s controlling shareholder. The Eurocom Group has extensive experience in the field of telecommunication. Eurocom Communication Ltd. is the largest private telecommunication group in Israel, and is involved in an array of telecommunication activities: import, marketing and distribution of telecommunication products and consumer products in the field of telecommunication, media and satellite communication, internet services, international calls, etc. Its holdings include Radius Radio Station, Space Communication, Satcom Systems, Yes Satellite Communications, to name just a few.

Risk Factors

The Company focuses on holdings in the telecommunication sector, which typically involves fierce competition

The internet services sector, in which Smile Communication operates, has low barriers to customer defection and a moderate differentiation ability. In recent years, the sector has seen intense competition and a sharp drop in prices. International telephony is also a highly-competitive field with low differentiation and high price-sensitivity among large customers. In the medium-to-long range, IP-based telephony services represent the main threat to the sector of international calls.

Smile Media faces fierce competition in all of its activities, both in e-advertising and in e-commerce. Smile Media’s main competitors are Google, Walla, Ynet, Tapuz and Nana, which provide similar services. Some of these competitors have a longer track record and longer business relationships.

The Company is facing the significant challenge of successfully completing the merger between Internet Gold and Golden Lines

The merger between Golden Lines and Internet Gold requires reorganization of the service, operations and communication grid management. The Company’s management, led by Stella Hendler, has started implementing the various aspects of the merger plan. The final stage, the merger of all operating systems, such as billing and CRM, is to be completed by the end of October 2007. The Company intends to transfer 250,000 customers from Internet Gold’s systems to the systems of Golden Lines. In order to thwart any mistakes, several outsourced quality assistance teams have been set up to test the systems and infrastructure and integrate number portability.

The Company’s main holding that is not traded

Internet Gold is a holdings company, which to date has one key holding, Smile Communication, which accounts for most of its value and represents the main potential for future cash flows. As it is, any material decline in the business activities of Smile Communication would directly impair the value of the holdings company and its ability to benefit from management fees or dividend paid by the subsidiaries. In addition, the Company’s two other key holdings are privately-held. The non-negotiability of its holdings reduces the Company’s financial flexibility and liquidity.

Extensive regulatory intervention in all areas of activity

The impact of regulation is reflected mainly in the grant of permits (general and/or specific). The permit stipulates various restrictions, which the Ministry of Communication may amend at any time as various conditions change, such as government policy and public interest. The Ministry can also withdraw the Company’s permit to provide internet and international telecommunication services, if the Company breaches any material term of its permit. Another impact of regulation is on general activity in the market, and in particular with regard to the regulation of Bezeq the Israel Telecommunication Corp. Ltd. Bezeq is subject to regulation, relating, among other things, to permits for its activities, definition of permitted areas of activity, operating, competition, payment of royalties, obligation to provide services to all, definition of tariffs and prohibition on the discontinuation or limitation of services, which might force Bezeq to provide services that financially do not make sense. In addition, Bezeq is subject to regulation with respect to its relationship with its subsidiaries. Under its permit, Bezeq is required to implement structural separation between its various activities, and cannot therefore offer bundling. Once such structural separation is lifted, Bezeq will be able to leverage its operating and financial capabilities, which would have an adverse effect on the competition, including the Company. Another subject that the Ministry of Communication is contemplating these days is that of WiMax permits. This wireless technology enables very large bandwidth of 50Mbps or more. Here too there is a conflict of interest with Bezeq, and delays can therefore be expected. Another subject that is just as complex, is number portability, a move that will greatly influence the intensity of competition in this market. Once the number portability policy becomes effective, subscribers will be able to keep their number when they move between operators. This requires complex technological and contractual preparations, and implementation is being pushed off until such preparations are completed.

The Rating view

Factors that might improve the rating:

—	A significant increase in the value of the Company’s portfolio holdings, with an increase in liquidity and decrease of the financial leverage

—	New investments that will cause a significant improvement in the Company’s business or financial positioning, and, in particular, will diversify its portfolio

Factors that might have an adverse effect on the rating:

—

Significant new investments that involve a business or financial risk that is greater than that represented by the Company’s current holdings, or that are not consistent with the business strategy explained to Midroog

—	An ongoing decline in the financial results or stability of the main holdings

—	A dividend policy that is liable to impair the Company’s financial stability and liquidity

—	Increased leveraging and a subsequent significant adverse change in the coverage ratio

11.           CAPITALIZATION

The following table presents our capitalization as of June 30, 2007, (i) on an actual basis and (ii) on an as adjusted basis to give effect to (a) the issuance of 423,000,000 Debentures at Offering price of NIS 1 per Debentures, (b) the receipt by us of estimated net proceeds of approximately NIS 400,833,000, after deducting underwriting discounts and commissions and the estimated Offering expenses. See “Use of Proceeds.”

You should read the following table in conjunction with the information under the caption “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

	As of June 30, 2007

	Actual	As Adjusted(1)(2)

	(Unaudited in thousands)
Cash and cash equivalents	96,477	497,310

Short-term bank debt	182,773	182,773
Current maturities of long term debt	23,454	23,454
Convertible debentures	102,382	102,382
Debentures	433,115	433,115
Long term loans	46,559	46,559

Debentures (Series B)	NIS	423,000

Total shareholders’ equity (deficit)	NIS 359,607	NIS 359,607

Total capitalization	1,147,890	1,570,890

12.	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT OF OPERATIONS OF INTERNET GOLD -GOLDEN LINES LTD. AND 012 GOLDEN LINES LTD.

The following unaudited pro forma condensed combined financial statement of operations has been prepared to give effect to the acquisition of 012 Golden Lines under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2006 give effect to the acquisition as if it had occurred on January 1, 2006 and combine the historical statement of operations of Internet Gold -Golden Lines Ltd. and 012 Golden Lines for that period. Integration costs are not included in the accompanying pro forma condensed combined financial statements.

This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of 012 Smile.Communications Ltd. and 012 Golden Lines Ltd. included in this prospectus.

Unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transaction occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations.

These unaudited pro forma condensed combined financial statement of operations is based upon the respective historical financial statements of 012 Smile.Communications Ltd. which have been prepared in accordance with generally accepted accounting principles, or GAAP, in Israel , or Israeli. GAAP, and 012 Golden Lines’ audited consolidated financial statements, which have been prepared in accordance with Israeli GAAP, notes to the consolidated financial statements included elsewhere in this prospectus. These unaudited pro forma condensed combined financial statement of operations does not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statement of operations. In the opinion of management, all adjustments have been made that are necessary to present fully the unaudited pro forma data.

The translation of NIS amounts into U.S. Dollars has been made solely for the convenience of the reader at the representative rate at December 31, 2006 (NIS 4.225 = $1.00).

Unaudited Pro Forma Condensed Combined Statement of Operations For the Year ended December 31, 2006 (All amounts are in thousands except per share data)

	Historical
			Combined
	Internet Gold – Golden Lines	012 Golden	pro forma
	Ltd.	Lines	adjustments	References		Pro forma combined

	NIS	NIS	NIS			NIS	$

Revenue	408,359	696,788	(1,424)	2(A	)	1,103,723	261,236
Costs and operating expenses:
Cost of revenues	252,413	523,620	(456)	2(B	)	775,577	183,569
Selling and marketing	75,576	72,887	32,394	2(B	)	180,857	42,806
General and administrative	33,957	26,015	-			59,972	14,195

Total costs and operating expenses	361,946	622,522	31,938			1,016,406	240,570

Operating income	46,413	74,266	(33,362)			87,317	20,666
Financial expenses	(5,615)	(16,159)	(26,738)	2(CC	)	(48,512)	(11,482)
Other expenses	(12,813)	(8,646)	-			(21,459)	(5,079)

Income from continued operations before income taxes	27,985	49,461	(60,100)			17,346	4,105
Income tax expenses	1,286	17,615	(18,631)	2(D	)	270	64

Income after tax expenses	26,699	31,846	(41,469)			17,076	4,041
Minority share in income	(34)	-	-			(334)	(79)
Company’s share in net loss of investees	(334)	-	-			(34)	(8)

Income) from continued operations	26,331	31,846	(41,469)			16,708	3,954

Basic and diluted earning per share:
Earning per share from continuing operations	1.43					0.91	0.21

See accompanying notes to unaudited pro forma condensed combined statement of operations.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations For the year ended December 31, 2006 (All amounts are in thousands except per share data)

NOTE 1 - BASIS OF PRO FORMA PRESENTATION

On December 31, 2006, we completed the acquisition of all of the issued and outstanding share capital of 012 Golden Lines Ltd. for a total cash consideration of approximately NIS 614 million (including NIS 1.1 million of direct acquisition cost, and NIS 15.6 million of expenses related to a foreign currency derivative entered into in respect of the purchase price). The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 including interest of 6.5% from the dates the agreements were signed. In addition, upon completion of this offering, we are obligated to pay additional consideration which will be calculated by multiplying a factor of 1.28% by the amount by which the value of the Company in this offering exceeds $200 million. This contingent consideration will be accounted for upon completion of this offering, and such additional purchase price will be allocated to goodwill.

The application of purchase accounting requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet based on their fair value as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimated replacement cost fair market value which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence for certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The purchase price allocation for the 012 Golden Lines’ acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations For the year ended December 31, 2006 (All amounts are in thousands except per share data).

NOTE 1 - BASIS OF PRO FORMA PRESENTATION (CONT’D)

The following table summarizes the preliminary estimated fair values of the 012 Golden Lines’ assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

	NIS	$

Assets acquired
Current assets	159,027	37,640
Deferred taxes	1,168	276
Long-term assets	2,951	698
Assets held for employee severance benefits	9,616	2,276
Property and equipment	131,096	31,029
ROU of international fiber optic cables	173,219	40,999
Intangible assets not subject to amortization
Brand names	90,213	21,352
Intangible assets subject to amortization
Customer relationships	144,557	34,215
Licenses	2,332	552
Goodwill	425,741	100,767

Total assets acquired	1,139,920	269,804

Liabilities assumed
Current liabilities	456,150	107,964
Long-term liabilities	1,365	323
Deferred tax liabilities	51,512	12,192
Provision for employee severance benefits	16,886	3,997

Total liabilities assumed	525,913	124,476

Net assets acquired	614,007	145,327

The customer relationships will be amortized over 8-10 years according to the economic benefit expected from those customers each period. Licenses acquired will be amortized over the contractual term of the license (20 years).

Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually at the reporting unit level and between annual tests in certain circumstances in accordance with the provisions of Israeli Accounting Standard no 15.

Internet Gold – Golden Lines Ltd. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations For the year ended December 31, 2006 (All amounts are in thousands except per share data)

NOTE 2 - PRO FORMA ADJUSTMENTS

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to 012 Golden Lines’ net tangible and intangible assets to a preliminary estimate of the fair values of those assets and to reflect the amortization expense related to the estimated amortizable intangible assets.

The unaudited pro forma combined financial statements do not include adjustments for liabilities relating to Emerging Issues Task Force No. 95-3 (“EITF 95-3”), “Recognition of Liabilities in Connection with a Purchase Business Combination.” Management is in the process of assessing what, if any, future actions are necessary. However, liabilities ultimately may be recorded for severance or relocation costs, or other costs associated with the elimination of duplicate facilities and capital expenditures.

012 Smile.Communications has not identified any material pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma consolidated financial statements are as follows:

(A) To eliminate 012 Golden Lines’ deferred revenue, as a result of recording such deferred revenue at fair value on the date of the acquisition.

(B) To reflect amortization expenses of identifiable intangible assets which are being amortized based on the expected economic benefit from these assets each period; and depreciation expenses of property and equipment which is depreciated using the straight-line method over a weighted average life of five years. These adjustments resulted from the appraisals performed to record these assets based on their fair value

The expected amortization expenses for identifiable intangible assets for the next five years is as follows:

NIS

2007	32,394
2008	27,735
2009	23,337
2010	18,952
2011	15,201

(C) To reflect interest expense reflecting the interest incurred as result of the issuance of debentures in 2007 and debt to finance the acquisition of 012 Golden Lines.

(D) To reduce income tax expense as a result of a lower earnings on a pro forma basis.

NOTE 3 - PRO FORMA NET INCOME PER SHARE

The unaudited pro forma basic and diluted earnings per share for 2006 are based on the basic and diluted weighted average shares of the Company during the period.

13.           SELECTED FINANCIAL DATA

The following selected consolidated financial data for and as of the five years ended December 31, 2006 are derived from our audited consolidated financial statements which have been prepared in accordance with Israeli GAAP. Israeli GAAP differs in certain significant respects from U.S. GAAP, as described in Note 21 to our financial statements.

The selected consolidated financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements and notes included elsewhere in our annual report of Form 20-F. The selected consolidated financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2002 and 2003 have been derived from audited consolidated financial statements not included in our annual report of Form 20-F.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to Item 5, “Operating and Financial Review and Prospects” of our annual report on Form 20-F and our consolidated financial statements and Debentures thereto included elsewhere therein.

The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2006 (NIS 4.225= $1.00). The U.S. dollars amounts so presented should not be construed as representing amounts receivable, payable or incurred in U.S. dollars or convertible into U.S. dollars.

In 2007, we completed an internal restructuring transferring all of our broadband data and traditional voice services to our wholly-owned subsidiary, 012 Smile.Com and our Internet media activity to our wholly-owned subsidiary, Smile.Media. On December 31, 2006, our wholly owned subsidiary Smile.Communications Ltd. acquired 012 Golden Lines Ltd, a privately held communications company that was one of its principal competitors in Israel and in 2007 we renamed Smile.Communications Ltd. 012 Smile.Com. As a result of this acquisition, 012 Smile.Com is now one of the three largest providers of broadband Internet access and international telephony services in Israel.

In conformance with U.S and Israeli generally accepted accounting principles, or GAAP, we have included the assets and liabilities of 012 Golden Lines in our consolidated financial statements as of December 31, 2006 but have not included its operating results, which will be incorporated into our statements of operations starting January 1, 2007.

Consolidated Statement of Operations Data:

	Convenience Translation into Dollars

	Year Ended December 31,

	2006	2006	2005*		2004*		2003*	2002

	(In thousands, except share data)
Israeli GAAP:
Revenues:
Communications	81,867	342,506	246,579		184,844	*	157,892 *	169,326 *

Media	15,587	65,853	42,191	*	30,872	*	19,164 *	14,992 *

Total revenues	96,653	408,359	288,770		215,716		177,056	184,318
Costs and expenses:
Cost of revenues	59,743	252,413	154,781	*	93,019	*	90,285 *	99,564
Selling and marketing expenses	17,888	75,576	71,935	*	73,095	*	41,393	37,125
General and administrative expenses	8,037	33,957	33,156		24,258		21,908	21,209

Total costs and expenses	85,668	361,946	259,872		190,372		153,586	157,898
Income from operations	10,985	46,413	28,898		25,344		23,470	26,420
Financing (expenses) income, net	(1,329)	(5,615)	(9,403)		122		(3,235)	2,151
Other income (expenses), net	(3,033)	(12,813)	237		(1,077)		(2,592)	(3)

Income from continuing operations	6,623	27,985	19,732		24,389		17,643	28,568
Income tax benefits (expenses), net	(304)	(1,286)	(1,451)		301		1,935	-

Income after income tax	6,319	26,669	18,281		24,690		19,578	28,568
Company’s share in net loss of investees from continued operations	(79)	(334)	-		(396)		(1,538)	(1,530)
Minority share in income	(8)	(34)	-		-		-	-

Income from continued operations	6,232	26,331	18,281		24,294		18,040	27,038
Company’s share in loss of investees from discontinued operations	-	-	-		(4,763)		(3,737)	(7,080)

Net income	6,232	26,331	18,281		19,531		14,303	19,958

Income per share, basic and diluted
Net income per NIS 0.01 per value of shares (in NIS) from continued operations	0.34	1.43	0.99		1.32		0.98	1.47
Net income (loss) per NIS 0.01 per value of shares (in NIS) from discontinued operations	-	-	-		(0.26)		(0.20)	(0.39)

	0.34	1.43	0.99		1.06		0.78	1.08

Weighted average number of shares outstanding	18,438	18,438	18,432		18,432		18,432	18,432

* Restated as a result of adoption of Standard No. 25 “Revenue Recognition”

U.S. GAAP:
Net income from continued operations	2,624	11,085	18,281	27,164	18,874	27,051
Net loss - discontinued operations	-	-	-	(6,588)	(6,803)	(21,128)
Net income	2,624	11,085	18,281	20,576	12,071	5,923

Consolidated Balance
Sheets Data:

	Convenience Translation into Dollars
	As at December 31,

	2006	2006	2005	2004	2003	2002

	(In thousands)
Israeli GAAP:
Total assets	398,484	1,683,597	502,018	300,023	214,004	169,052
Working capital (deficiency)	(150,662)	(636,547)	253,999	41,714	76,256	80,904
Total liabilities	353,456	1,493,354	353,345	178,130	95,933	65,284
Total shareholders’ equity	45,028	190,243	148,673	121,893	118,071	103,768

U.S. GAAP

Total assets	400,458	1,691,937	508,567	305,554	244,682	199,101
Total shareholders’ equity	39,632	167,447	147,973	121,193	104,430	85,881

14.           MATERIAL TAX CONSEQUENCES

The following is a general summary only and is not an exhaustive discussion of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax or legal advisors as to the Israeli, United States or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also contains a discussion of the material Israeli tax consequences to our shareholders and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we can give no assurance that the tax authorities or the courts will accept the views expressed in the discussion in question.

General Corporate Tax Structure

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) 2005. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the “Inflationary Adjustments Law”, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Among other features, there is a special tax adjustment for the preservation of equity as follows:

Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

Where a company’s depreciated cost of fixed assets exceeds its equity, and then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

Capital Gains Tax on Sales of Our Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel including shares in Israeli companies by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

As of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of an amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders are not subject to the Inflationary Adjustments Law and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

In addition, under the convention between the United States and Israel concerning taxes on income, or the U.S.-Israel tax treaty, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset, qualifies as a resident of the United States (within the meaning of the U.S.-Israel tax treaty) and is entitled to claim the benefits available to the person by such treaty. However, this exemption will not apply if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel tax treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at source at the following rates: (i) 20%, or 25% for a shareholder that is a Significant Shareholder at any time during the 12-month period preceding such distribution; or (iii) 15% for dividends of income generated by an approved enterprise (or benefited enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel tax treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date the dividend is distributed as well as throughout the previous tax year, the maximum Israeli tax on dividends paid to such corporation is 12.5% or 15% for dividends derived from income generated from an approved enterprise (or a benefited enterprise).

Material United States Federal Income Taxation Considerations

The following discussion is a summary of the material United States federal income tax aspects of ownership and disposition of the Debentures by a person who is a citizen or resident of the United States, a corporation, or other entity that is treated as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof or therein, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) a valid election is in place to treat the trust as a United States person (a “U.S. Holder”). This summary assumes that U.S. Holders will acquire the Debentures at their original Offering and will hold the Debentures as capital assets. This summary further assumes that the Debentures will all be issued at a single issue price, and that such issue price will be equal to the stated principal amount or, if it is less than such amount, such discount will be within the applicable “de minimis” rule, so that the Debentures will not be treated as having original issue discount. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, including proposed regulations, rulings and judicial decisions now in effect, all of which are subject to change, which changes may be given retroactive effect.

The discussion does not address the tax consequences that may be applicable to particular U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special rules (such as individual retirement accounts and other tax deferred accounts, banks, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, insurance companies, tax exempt organizations, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, persons who hold the Debentures through partnerships or other pass-through entities, and U.S. Holders that will hold the Debentures as part of a position in a “straddle” or “appreciated financial position” or as part of a hedging, conversion or integrated transaction for U.S. tax purposes) or that have a functional currency other than the U.S. dollar. Prospective purchasers of Debentures should consult their own advisers with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of the Debentures.

If a partnership holds Debentures, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Debentures should consult their tax advisor.

This discussion was written to support the marketing of the Debentures. This discussion was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Interest

Interest paid on a note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Foreign Tax Credit

Subject to certain conditions and complex limitations, any Israeli tax withheld or paid with respect to interest on the Debentures will generally be eligible for credit against a U.S. Holder’s U.S. federal income tax liability at such U.S. Holder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Holder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Holders elect to do so for all non-U.S. income taxes. Interest with respect to the Debentures will generally be classified as foreign source “passive category income” or, in the case of certain U.S. Holders, “general category income” for the purpose of computing a U.S. Holder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The rules relating to foreign tax credits are complex, and each U.S. Holder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.

Sale, Exchange or Redemption. In general, a U.S. Holder’s tax basis in a note will be equal to such holder’s cost for the note, reduced by any cash payments on the note other than stated interest. A U.S. Holder whose note is sold, exchanged or redeemed will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption (less an amount representing payment for accrued but unpaid stated interest) and the U.S. Holder’s tax basis in the note. If the note is a capital asset in the hands of the U.S. Holder, the gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the note is more than one year. The deductibility of capital losses is subject to limitations under the Code.

If a U.S. Holder disposes of a note between interest payment dates, a portion of the amount received will represent interest accrued to the date of disposition and must be reported as ordinary interest income, and not as proceeds from the disposition, in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

Gains and losses recognized by a U.S. Holder on a sale, exchange or redemption of Debentures generally will have a U.S. source for foreign tax credit purposes.

Backup Withholding and Information Reporting. The payment of principal and interest to certain non-corporate U.S. Holders of the Debentures may be subject to information reporting. U.S. Holders of the Debentures may be subject to back-up withholding (at a current rate of 28%) with respect to principal and interest paid on the Debentures unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

The above summary is not intended to constitute a complete analysis of all tax consequences relating to the ownership of Debentures. Prospective purchasers of Debentures should consult their own tax advisors concerning the tax consequences of their particular situations.

Chapter 15: Underwriting

15.1	Underwriting Agreement

Pursuant to an underwriting agreement dated September 25, 2007, by and between the Company and a consortium of underwriters listed below (the “Underwriter” or “Underwriters”) led by Apex Underwriting & Issue Management Ltd. (“Apex”), Poalim IBI Ltd., Menorah Mivtachim Underwriting & Management Ltd., Africa Israel Issues Ltd., Leader Issuances (1993) Ltd., Analyst Underwriting and Issues Ltd. and Rossario Capital Ltd. (“Lead Underwriters”), the Underwriters have undertaken to purchase, on a prorated basis as detailed in Section 15.2 hereof and without any mutual liability, at the minimum unit price, in accordance with the terms of this prospectus and less any taxes and mandatory payments, if any, all the units that are offered to the public, except for those that Classified Investors have covenanted to subscribe for (see Section 9.8 above), or a total of 62,300 units, that the Company will announce have not been subscribed for by the deadline for subscription or for which the full consideration has not been paid by the time designated for this purpose in the prospectus, and regardless of the reason (“Guaranteed Units”).

15.2	Underwriting Ratios

The prorated share to which each of the Underwriters has agreed to subscribe is as stated below:

UNDERWRITER	UNITS

APEX UNDERWRITING & ISSUE MANAGEMENT LTD	33,050

POALIM I.B.I. - UNDERWRITING & ISSUING LTD.	12,000

MENORA MIVTACHIM UNDERWRITERS & MANAGEMENT LTD.	5,000

AFRICA ISRAEL ISSUING LTD	4,000

LEADER ISSUING (1993) LTD.	1,000

ANALYST UNDERWRITING AND ISSUING LTD	2,000

ROSARIO CAPITAL LTD	1,000

DIRECT INVESTMENTS HOUSE (UNDERWRITING) LTD	800

THE FIRST INTERNATIONAL & CO. - UNDERWRITING AND INVESTMENTS LTD.	750

REVAVOT UNDERWRITING LTD.	750

JERUSALEM CAPITAL MARKETS UNDERWRITING AND ISSUES (1994) LTD.	800

YA’AD (Z.R.) UNDERWRITING AND ISSUANCES LTD.	250

UNDERWRITER	UNITS

SIGMA P.C.M. UNDERWRITING AND BUSINESS PROMOTION (1993) LTD	250

DASH UNDERWRITING LTD	400

INVEST-PRO INITIATING AND PROMOTION OF ISSUING 1993 LTD.	250

SUM	62,300

On the first trading day after the Tender Day, no later than 3 p.m., the Company shall notify the dealer manager, Poalim IBI Ltd. (“Dealer Manager”) the aggregate number of Guaranteed Units that each of the Underwriters must purchase in accordance with the terms of the Underwriting Agreement. If the notice requires the Underwriters to purchase Guaranteed Units, the Underwriters shall transfer to the Special Account, as defined in Section 9.2.3.1 above, and which is managed by the Dealer Manager and in accordance with the terms of the prospectus, the consideration for such number of Guaranteed Units that they are to purchase in accordance with the underwriting agreement, no later than 12:00 noon on the third day of trading after the Tender Day, provided, however that the requirements of minimum spread (see Section 9.4.2) and all other conditions for registration on the TASE as set forth herein have been satisfied.

Each of the Underwriters has covenanted in the Underwriting Agreement that any sale that will take place through it or through a distributor with which it shall have contracted for the purpose of marketing the securities offered under the Prospectus, shall be at the same price, i.e., the Selling Price, that it shall not pay any distributor a commission in excess of that stipulated in Section 15.3 of the Prospectus, that it shall, in its contract with such distributor, stipulate that the distributor shall not pay any part of the distribution commission to the purchaser of securities and that it shall not pay any purchaser of the securities, directly or indirectly, any commission or grant such purchaser any discount or benefit over the Selling Price.

15.3	Payment by the Company

In consideration of the obligations and services provided by the Lead Underwriters and Underwriters under the Underwriting Agreement, including the Management services, and in consideration of the services of the Authorized dealers and the services and obligations of the Classified Investors, the Company shall, through the Dealer Manager and no later than the second day of trading after the Tender Day and subject to the terms set forth in the Underwriting Agreement, pay the following amounts:

15.3.1

To the Underwriters – an underwriting commission of 0.45% of the immediate proceeds, gross, collected for the Guaranteed Units, calculated according to the Minimum Unit Price. The commission shall be divided among the Underwriters on a prorated basis as detailed above and regardless of the number of Units subscribed for by or through each.

15.3.2

To the Classified Investors – an early subscription commission of 0.45% of the gross immediate proceeds actually received for the Units with respect to which the Classified Investors have covenanted to subscribe, calculated according to the Minimum Unit Price. The Company shall also pay the Classified Investors a distribution commission of 0.05% of the aggregate gross immediate proceeds actually received for the Units for which the Classified Investors have subscribed in their early subscription and which were actually sold to them by the Company in accordance therewith. The commission shall be divided among the Classified Investors pro rata to their subscription for Units reserved for Classified Investors, as detailed in Section 9.8 above.

15.3.3

The Authorized Dealers – a distribution commission of 0.05% of the aggregate gross immediate proceeds actually received for all the Units offered under the Prospectus (except those actually allocated to Classified Investors), for which subscriptions were made through the Authorized Dealers; to the Dealer Manager – a management commission of NIS 15,000.

15.3.4

The Lead Underwriters and the Underwriters – a management and underwriting commission of 0.7517% of the aggregate immediate proceeds actually received for all of the Units offered under the prospectus (including Units offered to Classified Investors). Such commission shall be divided among the Underwriters and Lead Underwriters at the absolute discretion of Apex.

15.3.5

To the Lead Underwriters – a success commission equal to 10% of the product of (x) the difference between the Unit price fixed in the issuance and the Minimum Unit Price, by (y) the number of Units under the Prospectus (including Units reserved for Classified Investors). Such commission shall be divided according to the exclusive discretion of Apex.

15.3.6	Reimbursement – the Company shall reimburse Apex a shekel amount equal to $30,000 according to the representative rate of the USD on the date of payment.

15.3.7

To the Underwriters and entities that are a licensed business (“osek murshe”), as defined in the VAT Law, the Company shall pay such commissions and amounts no later than the 15th day of the month following that in which the tax invoice was produced, plus VAT, against a duly executed tax invoice.

	15.3.8	In the case securities are purchased by the Underwriters under the Underwriting Agreement, the commissions detailed above will also be paid in full.

	15.3.9	The Authorized Dealers may give their clients a discount on the offering price under the Prospectus, as part of the distribution commission to which they are entitled.

15.3.10

Payment of all the commissions specified above is contingent upon the condition that the obligations of the Underwriters under the Underwriting Agreement have not been cancelled, regardless of the reason for such cancellation, and on the condition that all the conditions stipulated by the TASE for listing the securities for trading, as detailed in this prospectus, are met (if they are not, the Underwriters’ obligations under the Underwriting Agreement will be terminated as well.)

15.3.11

The payments set forth in this Section constitute the full and entire payments due from the Company to the Lead Underwriters, Underwriters, Authorized Dealers, Institutional Investors and the Dealer Manager in connection with the offering of securities under the Prospectus, and the Company shall not be obligated to pay any of these entities any other or additional amount, whether as reimbursement of expenses, as commission or as consideration in connection with the offering of securities under the Prospectus.

15.3.12

The commission amounts that will be deducted by the Dealer Manager shall be approved by Apex prior to the transfer of money to the Company, and shall be transferred to the Underwriters and such TASE members that are eligible under the Prospectus and the provisions of the Underwriting Agreement, per instructions to be given by Apex. In the event of a dispute regarding the commission amounts, the Dealer Manager shall withhold the disputed amounts in the Special Account and shall only transfer undisputed amounts to the Company.

15.4	Indemnification of Underwriters

In accordance with the Underwriting Agreement, the Company shall indemnify any or all of the Underwriters for any liability and/or amount that they may be required to pay, if such amount is imposed by a final court decision, including a decision delivered in a settlement to which the Company shall have agreed in writing or an arbitration award approved by the court, and for any reasonable amount actually incurred by any or all of the Underwriters under a court decision in the course of and in direct connection with the processing of a claim, including legal fees, arising from the existence of some misleading information in the Prospectus or from the absence of information that would have been important to the reasonable investor, or in connection with a criminal indictment from which the Underwriter has been acquitted or in which it has been convicted but which does not require proof of criminal intent (mens rea), because of misleading information in the Prospectus or the absence of important information therefrom.

The Company’s indemnity undertaking as set forth above shall not exceed NIS 423 million. Notwithstanding the above, the Company shall not pay indemnification in excess of 25% of its equity as stated in the Company’s most recent financial statements as of the date that such indemnification is claimed (“Interim Amount”), if there is reasonable concern that payment in excess of the Interim Amount would cause the Company to be unable to satisfy its current or future obligations upon the first demand for indemnification in accordance with the Underwriting Agreement (for the purposes of this Section: the “Condition”). Payment of indemnification up to the Interim Amount is not subject to the Condition; the Condition shall not prejudice the Underwriters’ entitlement to other remedies against the Company subject to the law; the Condition shall not apply in the event that the Company is under an order of liquidation (other than voluntary liquidation) or is managed by a temporary receiver in a proceeding that was not initiated by one of the Underwriters based on the Underwriting Agreement.

Each of the Underwriters shall notify the Company and the leaders of the consortium of receipt of any claim or demand for payment as mentioned above. The Company’s obligation to indemnify the Underwriters for an amount awarded under a court-approved settlement is subject to the Company’s written consent to such settlement. Each of the Underwriters shall be entitled to demand that the Company conduct negotiations and a defense in its name against any claim as contemplated above. Should the Company fail to comply with such demand within 30 days from its receipt, then, notwithstanding the above, such Underwriter shall be entitled to enter a settlement with the claimant for any amount that the Underwriter shall deem fit, and shall not require the Company’s consent for this purpose, and the Company’s indemnification obligations above shall apply to the settlement amount and other reasonable amounts incurred by the Underwriter in the process of handling such claim and in connection therewith.

The foregoing indemnification obligation shall not apply to any of the Underwriters in connection with the existence of misleading information in the Prospectus or the absence of important information, or in connection with a claim arising from the Prospectus, if such information or absence thereof or the cause of action were based on information provided in writing by such Underwriter for use in this Prospectus.

No Underwriter shall be indemnified under the Underwriting Agreement in connection with any such misleading information, unless it is proven that the Underwriter seeking such indemnification believed in good faith that the Prospectus does not contain any misleading information, nor shall any indemnification be made in connection with any action performed by the Underwriter intentionally, recklessly or negligently.

15.5	Release

15.5.1

Under the Underwriting Agreement, in the event that it transpires that the Prospectus included any misleading information or that it did not include any important information, or in the event that the Israel Securities Authority instructs the Company, in accordance with Section 25(a)and/or 25A(b) or the Securities Law, to publish an amendment to the Prospectus or an amended Prospectus, or in the event that the Company applies, without the prior consent of the Lead Underwrites, for permission to amend the Prospectus in accordance with Section 25A(a) of the Securities Law, any or all of the Underwriters shall be entitled, by 2 business days’ notice to the Company of the day on which they find out about the inclusion of misleading information or omission of important information, or by instruction from the Israel Securities Authority or application by the Company, as relevant, but in any case no later than the opening of the subscription list as set forth in the Prospectus, to be released from all of their obligations toward the Company under the Underwriting Agreement, provided that (i) the misleading information or important information was not known to such Underwriter upon execution of the Underwriting Agreement; or (ii) the instruction was given or application was made due to a matter that such Underwriter was not aware of upon execution of the Underwriting Agreement, and which it is reasonable to assume that if such Underwriter was aware of it, it would not have entered the Underwriting Agreement with the Company or at least not under the same terms.

15.5.2

The Company shall give the Lead Underwriters immediate notice of such instruction by the Israel Securities Authority or of such application by the Company regarding the publication of an amended Prospectus.

15.5.3

Should any of the Lead Underwriters exercise this provision and release itself of its obligations without another Lead Underwriter assuming its obligations, the Underwriting Agreement with all other Underwriters will also terminate. In such case, the Company will cancel the issuance or apply to the Israel Securities Authority to amend the prospectus - at its discretion. Should the Company choose not to cancel the issuance and instead choose to implement it without underwriting, it will apply to the Israel Securities Authority to publish an amended Prospectus without the Underwriting Agreement and without the signatures of the Underwriters. If, for any reason, an amended Prospectus is not published as mentioned above, the issuance will be cancelled.

In the event that one or more of the other Underwriters exercises their right under this Section and releases itself from its obligations toward the Company under the Underwriting Agreement as mentioned above, the issuance shall not be canceled and the liability of any Underwriters that were not released shall remain in full force and effect. The Underwriters shall not be obligated to satisfy the obligations under the Underwriting Agreement of any Underwriter that releases itself as described above. In such case, the Company shall apply to the Israel Securities Authority to amend the Prospectus in accordance with Section 25A(a) of the Securities Law, and shall give notice to this effect to the Lead Underwriters. Such application shall not, in and of itself, constitute cause for the release of any other Underwriter from its obligations under the Underwriting Agreement.

15.5.4

Should the issuance be cancelled as described above, the Company will issue an immediate report to this effect and have notice of the cancellation printed, on that same day if possible, in one newspaper, and in two widely circulated Hebrew language daily papers in Israel on the following day.

15.5.5

The Underwriting Agreement further provides that the Lead Underwriters may, at their absolute discretion, terminate all the obligations of the Underwriters under the Underwriting Agreement and terminate the Underwriting Agreement no later than 12 hours before the opening of the subscriptions list, if, at their absolute discretion, an adverse change has occurred in the Israeli or international capital market compared to the situation that existed upon the execution of the Underwriting Agreement, or if there is a change in the geopolitical, economic or security situation in Israel or in the world that has or might have an adverse effect on the Israeli or international capital market or on the position of the Company compared to its position upon execution of the Underwriting Agreement. In such case, the Underwriting Agreement with all other Underwriters will also be terminated, and the Company will cancel the issuance or apply to the Israel Securities Authority to amend the Prospectus, at the Company’s discretion.

15.5.6

Notice of termination of the Underwriters’ obligations and termination of the Underwriting Agreement under the circumstances described above will be signed by all Lead Underwriters no later than 12 hours before subscription is scheduled to begin. Such notice will be deemed to have been delivered to the Company upon delivery at the Company’s registered offices and/or at the law firm in Israel that handles the issuance.

15.5.7

The Underwriting Agreement further provides that the Underwriters hereby empower the Lead Underwriters to defer, in their name, dates fixed in the Prospectus, including, without limitation, the Tender Day, and/or to terminate the Underwriting Agreement on their behalf and at their discretion, all in accordance with the terms of the Underwriting Agreement.

15.5.8

Should the issuance be cancelled as described above, the Company will issue an immediate report to this effect to the Israel Securities Authority and the TASE and have notice of the cancellation printed, on that same day if possible, in one newspaper, and in two widely circulated Hebrew language daily papers in Israel on the following day. The Company will cause the immediate report to be distributed on the day of termination to all members of the TASE, the Israel Securities Authority and Authorized Dealers under the Underwriting Agreement.

15.5.9

In the event that the issuance is cancelled under the circumstances described in this Section 15.5, the Underwriters (including the Lead Underwriters) shall not, jointly or severally, have any liability toward the Company with respect to any damage it may incur as a result of and/or in connection with such postponement or cancellation and/or any expense it has incurred in the process of and/or in connection with the preparation of Prospectus drafts and the final version and/or in the course of negotiations toward the execution of the Underwriting Agreement.

15.5.10

Should the Company wish not to cancel the issuance even though the Underwriters have terminated the Underwriting Agreement as described above, the Company shall apply to the Israel Securities Authority to publish an amended Prospectus that will not include the Underwriting Agreement or the signatures and names of the Underwriters. If, for any reason, an amended Prospectus is not published as mentioned above, the issuance will be cancelled.

15.6	Underwriters’ Representations

15.6.1

Each of the Underwriters represents in the Underwriting Agreement that it is registered as an active underwriter and submits reports as required by law in accordance with the Securities Regulations (Underwriting) (Amendment) 2007 (“Underwriting Regulations”), and that as of the date of the Underwriting Agreement, such Underwriter meets the competence criteria required to serve as an underwriter under the Underwriting Regulations, and warrants and covenants to maintain such competence until its obligations under the Underwriting Agreement are satisfied or until such obligations have expired, and that it shall notify the Company and the Lead Underwriters immediately of any change in the accuracy of its statement regarding such competence.

15.6.2

In the Underwriting Agreement, each of the Underwriters represents, with respect to itself only, that as of the date of the Underwriting Agreement, it has the unquestionable and unconditional financial resources required to satisfy all of its obligations under the Underwriting Agreement, and covenants to maintain such resources until all of its obligations are satisfied or until they have expired, and that it shall give the Company and the Lead Underwriters immediate notice of any change in the accuracy of this statement or in its ability to satisfy such obligations.

15.6.3

Should notice as mentioned in Sections 15.6 or 15.6.1 be received and/or should the Lead Underwriters feel that any of the Underwriters no longer complies with the representations made above or is no longer able to satisfy its obligations as detailed above, the Lead Underwriters may, at their exclusive discretion, notify such Underwriter of its removal from the underwriting consortium and of its replacement by one or more underwriters or of a reduction of its share or take any other step they deem appropriate to guarantee the full and adequate underwriting of all Guaranteed Units. Should the Lead Underwriters exercise their authority as provided above, they will give the Company notice to this effect and the Company will immediately notify the Israel Securities Authority and the TASE.

15.6.4

If, under the circumstances described above, the Israel Securities Authority or Lead Underwriters believe the Prospectus should be amended in accordance with Section 25 of the Securities Law, each of the Underwriters will be obligated to sign such amendment. An amendment as mentioned above will not, in and of itself, constitute cause for any of the Underwriters to release itself from its obligations under the Underwriting Agreement.

15.6.5

The Underwriters, including any corporations under their control and/or on their behalf, have warranted and represented that they have not nor will they make any efforts to sell the Debentures (Series B) or solicit any sale of Debentures (Series B) to any U.S. Person.

15.6.6

The Underwriters, including any corporations under their control and/or on their behalf, have warranted and represented that they shall not perform any sale of Debentures (Series B) unless they reasonably believe that at the time of the purchase, the purchaser was outside of the United States.

15.6.7

The Underwriters, including any corporations under their control and/or on their behalf, have warranted and represented that they have only offered the Debentures (Series B) in Israel and to Israeli residents, and that they shall not offer and/or sell Debentures (Series B) except in transactions outside the USA, and that they shall not make any selling efforts in connection with the Debentures within the United States.

15.6.8

The Underwriters, including any corporations under their control and/or on their behalf, have warranted and represented that they have not nor will they engage in any agreement or arrangement in connection with the distribution of Debentures (Series B) except with corporations in their control and/or on their behalf and/or with any selling group or subject to the Company’s written consent.

15.6.9

The Underwriters shall require that each selling group and/or corporation controlled by and/or on behalf of the Underwriters agree to, in the best interest of the Company, and shall make their best effort to cause such entities to satisfy the conditions stipulated above as they apply to the Underwriters themselves.

15.6.10

To the extent that the Underwriters hold any securities after the close of subscriptions, the obligations of the Underwriters set forth in Sections 15.6.4 through 15.6.8 shall not be enforceable against the Underwriters after such date.

15.6.11

Eurocom Capital Underwriting Ltd. has served as advisor to this issuance and assisted the Company in carrying it out. Such consultation and assistance included, among other things, the examination of alternative financing possibilities; consultation as to the structure of the issuance; presentation of the Company to potential underwriters; selection of and negotiations with the pricing underwriter; consultation in communications with the TASE and Israel Securities Authority; participation in internal discussions of the Company’s issuance team; consultation on the marketing of the issuance and presentation of the Company in the capital market; assistance in distribution; consultation in the decision making process regarding the structure of the issuance. In consideration of these services, the Company shall pay Eurocom Capital Underwriting Ltd. a consulting and distribution commission of 0.4483% of the aggregate immediate proceeds received on the sale of the securities offered under this Prospectus. Eurocom Capital Underwriting Ltd. is a company controlled by the Company’s controlling shareholder.

15.7	Purchase of Units by Underwriters

An Underwriter shall not subscribe for securities for its own portfolio as part of a public offering, except under an early subscription in accordance with the Securities Regulations (Public Offerings) 2007.

No later than three trading days after the publication of the issuance report in accordance with Section 16 of the Underwriting Regulations, each of the Underwriters shall submit to the Israel Securities Authority a certificate confirming the details relating to such Underwriter in the issuance report.

16.          DESCRIPTION OF OTHER INDEBTEDNESS

On March 1, 2005, the Company’s Board of Directors resolved to raise capital on the Tel Aviv Stock Exchange (TASE) by means of a public offering to the public in Israel only, by means of a prospectus.

The offering consisted of 220,000,000 Debentures (Series A) together with 1,500,000 Stock Purchase Warrants (Series 1) together with 2,500,000 Stock Purchase Warrants (Series 2) offered to the public in 100,000 units by way of tender over the percentage of the Debentures’ interest. The interest rate set for the Debentures was 4%. On April 11, 2005, the Company successfully completed an oversubscribed offering of the aforementioned securities through the Tel Aviv Stock Exchange (TASE).

The securities offered under the Prospectus, were offered in 100,000 units, as follows:

1.

NIS 220,000 Debentures (Series A) of NIS 1 par value, repayable (principal) in eight equal annual installments on April 1 of each of the years 2008 to 2015 (inclusive), bearing interest per year as was determined in the tender for the Debentures’ interest and linked (principal and interest) to the Israeli Consumer Price Index, or CPI published on March 15, 2005 for February 2005. The interest will be paid every twelve months, on April 1 of each of the years 2006 to 2015 (inclusive). The Debentures are convertible to ordinary shares on each trading day, until March 16, 2015.

The conversion price is NIS 40 of Debentures per one ordinary share until March 31, 2008 and NIS 50 of Debentures per one ordinary share from April 1, 2008 until March 31, 2015. Debentures (Series A) not converted into ordinary shares by March 16, 2015 (inclusive) will not be convertible.

2.

1,500 of Stock Purchase Warrants (Series 1), registered in the name of their owners, were exercisable into ordinary shares of NIS 0.01 par value each, on each trading day as of June 1, 2005 until August 15, 2005 (inclusive). The exercise price was NIS 32 per one ordinary share. The Series 1 warrants expired unexercised.

3.

2,500 of Stock Purchase Warrants (Series 2), registered in the name of their owners, are exercisable into ordinary shares of NIS 0.01 par value each, on each trading day as of June 1, 2005 until October 15, 2007 (inclusive), except for the 12th to the 16th day of each month. The exercise price will be NIS 40 per one ordinary share, linked to the Consumer Price Index. Stock Purchase Warrants (Series 2) not exercised into ordinary shares by October 15, 2007 (inclusive) will expire.

The exercise price of the warrants as of September, 6, 2007, is NIS 41.9 which price is linked to Israeli Consumer Price Index. Beginning in the fourth quarter of 2006 holders of the bonds and warrants began to convert their Debentures and exercise the warrants. As of September, 6, 2007, Debenture and warrant holders had converted NIS 103.6 million of the bonds into 2,590,941 ordinary shares and exercised 1,174,713 warrants.

During the period of March to May 2007, 012 Smile Communications Ltd. issued a total of NIS 425 million Series A debentures to institutional investors at par value. The debentures together with the accrued interest are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The debentures bear annual interest at the rate of 5.85%, which will decrease after the debentures will be listed for trading in the Tel Aviv Stock Exchange, to an annual interest of 4.75%.

012 Smile Communications Ltd. signed long-term agreements with two other Israeli long distance carriers, to purchase indefeasible Rights of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for an additional five year period. 012 Smile Communications Ltd. is obligated to pay ROU charges for each new international line ordered in respect of each circuit in thirty-six (36) monthly installments. Furthermore, as of December 31, 2006, we have a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 60.2 million during 2007-2012. 012 Golden Lines has also entered into agreements with a service provider for the purchase of an indefeasible ROU for international fiber optic lines until the year 2017 including an extension option of 5 years.

The purchase price for each ROU is payable in 29 to 36 monthly payments, commencing with the utilization of each cable. Furthermore, as of December, 31 2006, 012 Smile Communications Ltd. had a commitment to purchase additional rights of use in the framework of the above agreements in the amount of approximately NIS 42.5 million during 2007-2011.

In addition, under the terms of the ROUs agreements, 012 Smile Communications Ltd. Is committed to pay annual maintenance fees during the usage period. All payments under the ROU agreements are linked to the US$.

012 Smile Communications Ltd. Has also entered into various non-cancellable operating lease agreements for premises and motor vehicles. See note 16B(2) to the financial statements.

17.           PLAN OF DISTRIBUTION

We will sell the Debentures offered by this Prospectus through underwriters solely in Israel to buyers who are located outside the United States and excluded from the definition of “U.S. person” pursuant to paragraph (k)(2)(vi) of Regulation S.

This Offering is being underwritten by the following leading underwriters:

Name of Underwriter	Address

APEX UNDERWRITING & ISSUE MANAGEMENT LTD	2 Kaufman Street, Tel Aviv, 68012

POALIM I.B.I. - UNDERWRITING & ISSUING LTD.	Shalom Tower, 9 Ehad Ha’Am Street, Tel-Aviv, 65251

MENORA MIVTACHIM UNDERWRITERS & MANAGEMENT LTD.	115 Alenbi st. Tel-Aviv 65817

AFRICA ISRAEL ISSUING LTD	Hahoresh Road 4 Yaud

LEADER ISSUING (1993) LTD.	21 Ha’arba’ah st., “Platinum House”, Tel-Aviv

ANALYST UNDERWRITING AND ISSUING LTD	Hayovel Tower, 125 Menachem Begin rd. P.B. 7064, Tel-Aviv 61070

ROSARIO CAPITAL LTD	2 Weiztman st.Tel Aviv 64239, Europe Israel Tower

In addition to the leading underwriters, there are additional 8 underwriters who are participating as members of the underwriters group. For details see Chapter 15.

Classified Investors undertook to purchase 85.27% of the Units offered in this Prospectus. For further information please see Chapter 9.

The terms of the Underwriting Agreement are specified in Chapter 15. The underwriters are committed to take and pay for any securities not purchased by the public under the Offering, except for securities that the classified investors undertook to purchase.

18.           EXPENSES ASSOCIATED WITH THE OFFERING

The expenses of the issuance and distribution of the Debentures offered hereby, other than selling discounts and commissions, are estimated as follows (in thousands):

Legal fees and expenses	NIS	292.320

Accounting fees and expenses	NIS	140.070

Underwriting and management fees*	NIS	9,530.016

Transfer agent and registrar fees and expenses	NIS	270.000

Miscellaneous expenses	NIS	90.900

Total Expenses	NIS	10,323.306

* Includes a sum of NIS 1,834.419.73 to be paid to Eurocom Capital Underwriting Ltd. as consulting fees (see section 15.6.11 below).

19.           EXPERTS

Our consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years ended December 31, 2006 included in our Annual Report on Form 20-F for the year ended December 31, 2006, have been audited by Somekh Chaikin, Certified Public Accountants (Isr.), member Firm of KPMG International, as set forth in their report thereon and incorporated herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

012 Golden-lines Ltd. consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years ended December 31, 2006 included in this prospectus, have been audited by Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), member Firm of Ernst & Young International.

20.           LEGAL MATTERS

The validity of the Debentures offered hereby is being passed upon for us by Shibolet & Co.

21.           MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2006.

22. WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual and special reports and other information with the SEC (Commission File Number 0-30198). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the SEC’s public reference room at 100 F Street, N.E, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 551-8090.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2006;

—	Our Reports on Form 6-K submitted to the SEC:

File Number	Filing Date	Description	Form

000-30198	31.7.2007	Notice Of 2007 Annual General Meeting Of Shareholders	6-k

000-30198	3.8.2007	Proxy Statement for The 2007 Annual General Meeting	6-k

000-30198	15.5.2007	Internet Gold’s First Quarter Results	6-k

000-30198	14.8.2007	Internet Gold Reports Second Quarter Results	6-k

000-30198	4.9.2007	Class action – P1000**	6-k

000-30198	18.9.2007	- Internet Gold is Considering an IPO of its Two Subsidiaries.	6-k

		- Internet Gold Received an A1 Rating.

000-30198	19.9.2007	Israel’s Ministry of Communications Approval for the Establishment of an Innovative Community-Wide WiMAX Network.	6-k

000-30198	21.9.2007	Internet Gold completes the institutional tender stage of its NIS423 million debenture issuance on the Tel-Aviv Stock Exchange.	6-k

**

On September 2, 2007, a motion for a class action suit was filed with the Tel Aviv District Court against several owners of leading E-commerce sites in Israel, including Smile.Media which operates the website www.P1000.co.il, and several suppliers. The petitioners claim that these sites have deceived and defrauded participants in auctions held in the framework of the Sites, through means of submitting fictitious offers by fictitious participants, thus pushing prices up artificially and illegally. Such practice, so it is claimed, prevented participants from winning auctions or caused them to pay in excess of the prices that would have been determined without such interference. The petitioners are asking the court to certify the action they annexed to their motion as a class action. They asses the amount of the class action in “many millions of NIS” and claim that the full amount of the claim would be determined only after discovery proceedings. In addition to damages the petitioners ask for several other relieves, including, inter alia, declaratory judgment, injunctions and appointment of a “supervisor” on behalf of the class. The respondents has not yet responded to any of the motions filed by the petitioners. Based on the opinion of the legal counsel, at this stage it is impossible to estimate what, if any, potential liability or costs may be incurred in connection with these proceedings.

In connection with 012 Smile.Com transfer of certain media assets to Smile.Media, including the P1000.co.il E-commerce site, 012 Smile.Com agreed to hold Smile.Media harmless for any liabilities relating to such assets which accrued prior to the transfer. We agreed in case 012 Smile.Com becomes public to hold it harmless for any liabilities relating to such assets.

In addition, we may incorporate by reference into this Prospectus our reports on Form 6-K filed after the date of this Prospectus (and before the time that all of the securities offered by this Prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this Prospectus. Certain statements in and portions of this Prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this Prospectus may update and replace statements in and portions of this Prospectus or the above listed documents.

We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this Prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Internet Gold - Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva 49277, Israel, Tel: 072-2003848; FAX: 03-9399832. You may also obtain information about us by visiting our website at www.igld.com or by viewing our filings with the U.S. Securities and Exchange Commission over the Internet at the SEC’s website at http://www.sec.gov.

We make available to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm. In addition, since we are also listed on the Tel Aviv Stock Exchange, or TASE, we submit copies of all our filings with the SEC to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the TASE internet messaging system (www.maya.tase.co.il) and, in addition, with respect to filings effected as of February 17, 2004 through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

23.           ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this Prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Shibolet & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

—	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

—	the judgment is no longer appeal able;

—

the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

—	the judgment is executory in the state in which it was given.

Even if all the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

An Israeli court also will not declare a foreign judgment enforceable if one (or more) of the following conditions exist:

—	the judgment was obtained by fraud;

—	there was no due process;

—	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

—	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid;

—	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. Judgment creditors must bear the risk of unfavorable exchange rates.

24.           012 GOLDEN LINES FINANCIALS

012 GOLDEN LINES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St.		Fax: 972-3-5622555
Tel-Aviv 67067, Israel

AUDITORS’ REPORT

To the Shareholders and Board of Directors of

012 GOLDEN LINES LTD.

          We have audited the accompanying balance sheets of 012 Golden Lines Ltd. (“the Company”) as of December 31, 2006 and 2005 and the consolidated balance sheet of the Company and its subsidiary as of December 31, 2006, the related statements of income, changes in shareholders’ equity (deficiency) and cash flows of the Company for each of the three years in the period ended December 31, 2006 and the consolidated statements of income and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, the consolidated financial position of the Company and its subsidiary as of December 31, 2006, the results of operations, changes in shareholders’ equity and cash flows of the Company for each of the three years in the period ended December 31, 2006, and the consolidated results of operations and cash flows for the year ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

          As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

          Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences on consolidated financial information is presented in Note 22 to the financial statements.

          As discussed in Note 1c, in December 29, 2006, the Company entered into a merger agreement with its parent company, pursuant to which the entire Company is to be merged into its parent company. The merger is subject to receipt of certain approvals.

Tel-Aviv, Israel June 28, 2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

012 GOLDEN LINES LTD.

BALANCE SHEETS – CONSOLIDATED AND COMPANY

		Consolidated *)	The Company

		December 31, 2006	December 31,

			2006	2005

	Note	Reported NIS in thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		8,683	8,683	1,499
Trade receivables	3	135,629	137,315	**) 125,600
Other accounts receivable	4	7,364	9,155	8,504
Deferred taxes	13	5,621	5,621	18,779

		157,297	160,774	154,382

LONG-TERM ASSETS:
Trade receivables		2,951	2,951	3,756

FIXED ASSETS:	6
Cost		820,875	820,875	742,634
Less - accumulated depreciation		397,236	397,236	333,864

		423,639	423,639	408,770

DEFERRED TAXES	13	-	-	4,176

OTHER ASSETS, NET	7	1,758	1,758	2,394

ASSETS OF DISCONTINUED OPERATIONS	19	5,927	5,927	**) 6,935

		591,572	595,049	580,413

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Short-term bank credit	8	289,639	289,639	301,195
Trade payables	9	142,315	142,315	196,142
Other accounts payable	10	46,283	45,959	**) 34,580

		478,237	477,913	531,917

LONG-TERM LIABILITIES:
Other liabilities	11	72,381	72,381	47,427
Excess of losses over investment in subsidiary	5	-	3,801	-
Accrued severance pay	12	7,270	7,270	6,034
Deferred taxes	13	2,430	2,430	-

		82,081	85,882	53,461

CONTINGENT LIABILITIES AND COMMITMENTS	14

LIABILITIES OF DISCONTINUED OPERATIONS	19	718	718	**) 1,127

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital	15	3,636	3,636	3,636
Additional paid-in capital		45,177	45,177	45,177
Accumulated deficit		(18,277)	(18,277)	(54,905)

		30,536	30,536	(6,092)

		591,572	595,049	580,413

*)	See Note 1f.

**)	Reclassified - see Note 19.

The accompanying notes are an integral part of the financial statements.

June 28, 2007

Date of approval of the financial statements	Shaul Elovitch Chairman of the Board of Directors	Stella Handler General Manager	Doron Ilan Chief Financial Officer

012 GOLDEN LINES LTD.

STATEMENTS OF INCOME - CONSOLIDATED AND COMPANY

		Consolidated *)	The Company

		Year ended December 31, 2006	Year ended December 31,

			2006	**) 2005	**) 2004

	Note	Reported NIS in thousands

Revenues		696,788	688,854	626,038	655,123

Cost of revenues	16a	523,620	513,417	450,781	458,886

Gross profit		173,168	175,437	175,257	196,237

Selling and marketing expenses	16b	72,887	71,963	91,738	84,014

General and administrative expenses	16c	26,015	25,653	20,221	25,266

Operating income		74,266	77,821	63,298	86,957

Financial expenses, net	16d	(16,159)	(15,913)	(34,674)	(7,370)

Other income (expenses), net	16e	(8,646)	(8,646)	35	-

Income before taxes on income (tax benefit)		49,461	53,262	28,659	79,587

Taxes on income (tax benefit)	13	17,615	17,615	4,701	(11,125)

Income after taxes on income		31,846	35,647	23,958	90,712

Share in losses of subsidiary		-	3,801	-	-

Income from continuing operations		31,846	31,846	23,958	90,712
Income from discontinued operations, net	19	4,782	4,782	2,894	1,951

Net income		36,628	36,628	26,852	92,663

*)	See Note 1e.

**)	Reclassified - see Note 19.

The accompanying notes are an integral part of the financial statements.

012 GOLDEN LINES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

	Share capital	Additional paid-in capital	Accumulated deficit	Total

	Reported NIS in thousands

Balance as of January 1, 2004	3,636	45,177	(174,420)	(125,607)

Net income	-	-	92,663	92,663

Balance as of December 31, 2004	3,636	45,177	(81,757)	(32,944)

Net income	-	-	26,852	26,852

Balance as of December 31, 2005	3,636	45,177	(54,905)	(6,092)

Net income	-	-	36,628	36,628

Balance as of December 31, 2006	3,636	45,177	(18,277)	30,536

The accompanying notes are an integral part of the financial statements.

012 GOLDEN LINES LTD.

STATEMENTS OF CASH FLOWS - CONSOLIDATED AND COMPANY

	Consolidated *)	The Company

	Year ended December 31, 2006	Year ended December 31,

		2006	**) 2005	**) 2004

	Reported NIS in thousands

Cash flows from operating activities:

Net income	36,628	36,628	26,852	92,663
Adjustments to reconcile net income to net cash provided by continuing operating activities (a)	58,552	58,552	30,008	28,198

Net cash provided by continuing operating activities	95,180	95,180	56,860	120,861

Net cash provided by discontinued operations	5,381	5,381	713	1,342

Net cash provided by operating activities	100,561	100,561	57,573	122,203

Cash flows from investing activities:
Purchase of fixed assets	(37,138)	(37,138)	(51,890)	(44,568)
Proceeds from sale of fixed assets	-	-	414	-
Investment in other assets	(288)	(288)	(1,349)	(351)

Net cash used in investing activities	(37,426)	(37,426)	(52,825)	(44,919)

Cash flows from financing activities:

Short term bank credit, net	(11,556)	(11,556)	211,098	(1,425)
Repayment of long-term bank loans	-	-	(17,748)	(54,992)
Repayment of loans from related parties	-	-	(161,555)	-
Repayment of liability on account of fixed assets purchased	(39,014)	(39,014)	(35,897)	(20,180)

Net cash used in financing activities	(50,570)	(50,570)	(4,102)	(76,597)

Increase (decrease) in cash and cash equivalents from operations	12,565	12,565	646	687
Increase in cash and cash equivalents from discontinued operations	(5,381)	(5,381)	(713)	(1,342)
Cash and cash equivalents at beginning of year	1,499	1,499	1,566	2,221

Cash and cash equivalents at end of year	8,683	8,683	1,499	1,566

*)	See Note 1e.
**)	Reclassified - see Note 19.

The accompanying notes are an integral part of the financial statements.

012 GOLDEN LINES LTD.

STATEMENTS OF CASH FLOWS

		Consolidated *)	The Company

		Year ended December 31, 2006	Year ended December 31,

			2006	2005	2004

		Reported NIS in thousands

(a)	Adjustments to reconcile net income to net cash provided by operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation and amortization	64,296	64,296	62,655	52,644
	Share in losses of subsidiary	-	3,801	-	-
	Gain on sale of fixed assets	-	-	(35)	-
	Exchange and inflation rate differences on long-term loans	-	-	581	494
	Accrued interest and exchange rate differences on loans from related parties	-	-	13,250	889
	Accrued severance pay	1,236	1,236	762	631
	Deferred taxes	19,764	19,764	6,192	(10,073)
	Income from discontinued operations, net	(4,782)	(4,782)	(2,894)	(1,951)

	Changes in operating assets and liabilities:

	Decrease (increase) in trade receivables	(9,224)	(10,910)	(36,405)	11,801
	Decrease (increase) in other accounts receivable	1,140	(651)	(892)	5,986
	Decrease in trade payables	(30,962)	(30,962)	(20,767)	(28,802)
	Increase (decrease) in other accounts payable	17,084	16,760	7,561	(3,421)

		58,552	58,552	30,008	28,198

(b)	Significant non-cash transactions:

	Purchase of fixed assets for long-term suppliers credit	41,103	41,103	55,696	54,545

*)	See Note 1e.

The accompanying notes are an integral part of the financial statements.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL

a.

012 Golden Lines Ltd. (“the Company”) was incorporated under the laws of the State of Israel in 1995 and commenced its operations of providing international telecommunication services in July 1997. Currently the Company provides internet, international telephony, data services and local telephony services to both residential and business customers.

b.

In December 2006, all of the Company’s shareholders entered into certain agreements with Smile Communications Ltd. (Smile), a wholly owned subsidiary of Internet Gold - Golden Lines Ltd., according to which Smile shall purchase 100% of the Company’s issued and outstanding share capital in consideration of approximately NIS 598.4 million. The above transaction was completed on December 31, 2006, after receiving the approval of the Commissioner of Restricted Trade Practices.

c.

On December 29, 2006, Smile entered into a merger agreement with the Company according to which, the Company in its entirety shall be merged into Smile including all of its assets, activities, commitments and liabilities. Upon effecting the merger, the Company shall be liquidated and shall cease to exist as a separate legal persona. The merger is contingent upon several prerequisites such as receiving court approval for the merger and reaching an agreement with the Israeli Tax Authorities. In February 2007, court approval for the merger was received. The merger shall be in effect from December 31, 2006. As of the date of approval of the financial statements, the approval from the tax authorities has not been received.

d.

The Israeli Ministry of Communication granted the Company a license for the provision of international telecommunication services. The license was originally granted for a period of ten years commencing in February 1997. In May 2005, the license was extended for additional twenty years. At the end of the extended license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years.

According to the license terms, the Company is obliged to pay royalties to the State of Israel at the rate of 3% of the royalty-bearing income, as defined in the license and regulations of the Israeli Ministry of Telecommunications (2005 and 2004 - 3.5%). As for further decrease in the royalties rate, see Note 14e.

In accordance with the provisions of the license, the Company has provided an unconditional bank guarantee of U.S.$2 million (as of December 31, 2006 - NIS 8.5 million), in favor of the State of Israel for the purpose of ensuring compliance with the provisions of the license. The guarantee will be in effect for a period ending two years after the end of the license period, or until the date on which the Company fulfills all of its obligations under the license.

e.

In September 2004, the Company was granted a special license for conducting a marketing experiment for providing domestic telephony services in VoB technology for not more than 8,500 lines and extensions. The original term of the license expired on September 30, 2005. The license was extended until January 31, 2007. Regarding granting of permanent license for providing services in VOB Technology – see f below.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: –	GENERAL (Cont.)

f.

In December 2005, the Company was granted (through its wholly owned subsidiary 012 Telecom Ltd. (“Telecom”)) a license for the provision of stationary domestic telecommunication services. The license has been granted for a period of twenty years. At the end of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years.

During 2006, Telecom has commenced its operations in provision of domestic telecommunication services under the terms of the license. Accordingly, the financial statements of Telecom as of December 31, 2006 and for the year then ended were consolidated with those of the Company.

On January 31, 2007, the license was amended to also include provision of domestic telecommunication services in VOB Technology.

Under the terms of the license, the Group will pay royalties to the State of Israel at the rate of 3% of the royalty-bearing income. (As for further decrease in the royalties rate, see Note 14e).

The Company provided the State of Israel with an unconditional bank guarantee of NIS 10 million to ensure compliance with the provisions of the license. The guarantee will be in effect for a period ending two years after the end of the license period, or until the date on which the Company fulfills all of its obligations under the license.

	g.	Definitions:

In these financial statements:

		The Company	-	012 Golden Lines Ltd.

		Subsidiary	-

012 Telecom Ltd., company over which the Company exercises control (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company.

		The Group	-	The Company and its subsidiary.

		Related parties	-	as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, are as follows:

	a.	Reporting basis of the financial statements:

1.

In the past, the Company prepared its financial statements based on the historical cost convention adjusted for the changes in the Israeli Consumer Price Index (“Israeli CPI”). The adjusted amounts, as included in the balance sheet as of December 31, 2003, served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

2.

In accordance with Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued on December 31, 2003 and, as of that date, the Company began preparing its financial statements in reported amounts.

		3.	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

		4.	Cost in these financial statements represents cost in the reported amount.

		5.	Condensed financial data of the Company in nominal historical values for tax purposes is presented in Note 21.

	b.	Principles of consolidation:

The consolidated financial statements include those of the Company and its subsidiary. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

	c.	Cash equivalents:

Cash equivalents comprise unrestricted short-term bank deposits with original maturities of three months or less.

	d.	Trade receivables:

Trade receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. The allowance for doubtful accounts is determined specifically in respect of debts, whose collection in the opinion of the Company’s management is doubtful.

	e.	Fixed assets:

Fixed assets are presented at cost net of accumulated depreciation.

Payments for indefeasible usage rights in cables are capitalized at the present value of the future payments. Payments are apportioned between financial expense and reduction of the liability so as to achieve a constant rate of interest on the remaining balance of the liability.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Leasehold improvements and indefeasible usage rights in cables are amortized by the straight-line method over the shorter of the relevant term of the agreement (including renewal option) and the estimated useful life. The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see h below).

The annual depreciation rates are as follows:

%

Usage rights in cables	4 - 7
Engineering infrastructure	15
Computers and peripheral equipment	15- 33
Office furniture and equipment	6 - 15
Motor vehicles	15
Leasehold improvements	10

f.	Other assets:

	1.	Costs incurred to acquire licenses for the provision of telecommunications services are amortized by the straight-line method over the original term of the licenses (see Notes 1d and 1f).

	2.	Payments in advance for operating lease of cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

g.	Investment in a subsidiary:

The investment in a subsidiary is stated under the equity method, in the Company financial statements.

Excess of losses over investment in subsidiary is presented in the balance sheet among long-term liabilities.

h.	Impairment of non-current assets:

The Company applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to all of the assets included in the balance sheet other than inventories, assets arising from construction contracts, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Deferred income taxes:

The Company provides for deferred income taxes using the liability method of accounting. Under the liability method, deferred taxes are recognized for temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred taxes are measured based on enacted tax rates that are expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets in respect of carryforward losses and other temporary deductible differences are recognized to the extent that it is probable that they will be utilized.

j.	Revenue recognition:

On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 25 regarding revenues (“the Standard”). The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the required accounting treatment regarding these types of transactions.

	1.	Revenues from services are recognized in the reported periods in which the services were rendered and when no additional obligations to customers exist.

2.

Revenues from sale of goods are recognized once all the significant risks and rewards arising from the ownership over the goods have been assigned to the buyer, the seller no longer maintains continuing decision-making involvement that characterizes ownership and no longer maintains effective control over the sold goods, the amount of revenues can be measured reliably, the economic benefits relating to the transaction are expected to flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

3.

Accounting Standard No. 25 and the Securities Authority’s Interpretation thereof prescribe that a sales transaction with extended credit terms (compared to the standard credit terms in the industry and the Company’s standard credit terms) and/or the existence of alternative payment schedules with different credit terms for the same transaction require separation of the consideration into the sale component and the financing component, based on the market rate of interest.

4.

When components of a single transaction may be separately identified, revenue is measured separately for each component. Revenues recognized in the financial statements only include the amounts received and/or receivable by the Company on its own account. Accordingly, amounts collected on behalf of a third party are not revenues of the Company.

The adoption of the Standard did not have any material effect on the financial statements.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Derivative financial instruments:

The Company uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value. As the derivative financial instruments used by the Company do not qualify for hedge accounting, any gains or losses arising from such derivatives are recognized in the statement of income.

l.	Advertising expenses:

Advertising expenses are charged to the statement of income, as incurred.

m.	Exchange rates and linkage basis:

	1.	Assets and liabilities in or linked to foreign currency are presented according to the representative exchange rates published by the Bank of Israel at balance sheet date.

	2.	Assets and liabilities linked to the Israeli Consumer Price Index (“CPI”) are presented according to the relevant index for each linked asset or liability.

Below are data about the exchange rates of the U.S. dollar and the Israeli CPI:

As of	Representative exchange rate of 1 U.S. dollar	Israeli CPI for December

	NIS	Points *)

December 31, 2006	4.225	184.9
December 31, 2005	4.603	185.1
December 31, 2004	4.308	180.7
December 31, 2003	4.379	178.6

Change during the year ended	%	%

December 31, 2006	(8.2)	(0.1)
December 31, 2005	6.8	2.4
December 31, 2004	(1.6)	1.2

	*)	The index on an average basis of 1993 = 100.

n.	Use of estimates for the preparation of the financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	o.	Disclosure of the effects of new Accounting Standard prior to its adoption:

		1.	Accounting Standard No. 27 – Fixed Assets and No. 28 - Amendment to the Transition Provisions of Accounting Standard No. 27 - Fixed Assets.:

In September 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, “Fixed Assets” (“the Standard”). In April 2007, the Israel Accounting Standards Board published Accounting Standard No. 28 - Amendment to the Transition Provisions of Accounting Standard No. 27 - Fixed Assets. These standards are applicable to financial statements for periods commencing on January 1, 2007 (“the effective date”) or thereafter.

The initial recognition of fixed assets will be based on the cost of purchase. After the initial recognition, the Standard enables choosing between the cost method or the reevaluation method as the accounting policy and to apply it consistently with regard to a group of fixed asset items of a similar nature and usage. Accounting Standard No. 28 allows the Company to adopt the exemption prescribed by IFRS 1 whereby fixed assets can be presented at fair value as deemed cost as of the effective date without restating comparative data. According to the reevaluation method, fixed assets are to be presented at an amount revalued based on the fair value upon the date of reevaluation less accumulated depreciation and subsequent impairment losses. The revaluation of fixed assets will be carried to capital reserve in shareholders’ equity with the deduction of the tax effect. This capital reserve will be carried directly to retained earnings once the asset has been disposed of or during the use of the asset (according to the rate of depreciation). Revalued assets will be depreciated based on the revalued amount.

The transitional provisions of the Standard require retrospective adoption, including the restatement of comparative data, except a company that elects on the effective date to implement the reevaluation method for a group of fixed assets will carry the difference between the revalued amount in the books and its cost at the effective date to capital reserve in shareholders’ equity at the same date.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

		2.	Accounting Standard No. 30 - Intangible Assets:

In March 2007, the Israel Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (“the Standard”) that prescribes the accounting treatment, recognition, measurement and the disclosure requirements regarding intangible assets that are not dealt with in another standard.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An intangible asset is an identifiable non-monetary asset without physical substance. The definition of an intangible asset requires that such an asset be identifiable to distinguish it from goodwill. An asset is identifiable when it complies with one of the following criteria: it is separable - it is capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability; or it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Measurement after initial recognition is by application of the cost model or the revaluation model. The revaluation model may be applied only when there is an active market. The Standard defines an active market as a market in which all the following conditions exist: the items traded in the market are homogenous; willing buyers and sellers can normally be found at any time; and the prices are available to the public.

According to the Standard, an intangible asset’s useful life must be assessed as either finite or indefinite. An intangible asset with a finite useful life is systematically amortized and the amortization period and method are reviewed at each year-end. In contrast, an intangible asset with an indefinite useful life is not systematically amortized but is subject to a test for impairment annually (or more frequently if there are changes in circumstances).

The Standard is applicable to financial statements for periods commencing on January 1, 2007 or thereafter. The Standard is to be applied by retrospective restatement.

The Company believes that the new standard will not have a material effect on the financial position or results of operations of the Company.

NOTE 3: –	TRADE RECEIVABLES

	Consolidated	The Company

		December 31,
	December 31, 2006
		2006	2005

	Reported NIS in thousands

Open accounts	74,199	75,885	57,070
Income receivable	16,761	16,761	19,072
International communications companies	25,993	25,993	34,736
Credit cards and checks receivable	25,005	25,005	23,150

	141,958	143,644	134,028
Less - allowance for doubtful accounts	6,329	6,329	8,428

	135,629	137,315	125,600

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 4: –	OTHER ACCOUNTS RECEIVABLE

	Consolidated	The Company

		December 31,
	December 31,
	2006	2006	2005

	Reported NIS in thousands

Government authorities	4,318	4,318	3,552
Related parties *)	-	1,791	3,282
Prepayments and others	3,046	3,046	1,670

	7,364	9,155	8,504

*)	See Note 17.

NOTE 5: –	INVESTMENT IN SUBSIDIARY

The Company wholly owns 012 Telecom Ltd (“Telecom”). As stated in Note 1f to the financial statements, in December 2005 Telecom received a license for a period of 20 years to provide stationary domestic telecommunication services and during 2006 commenced activities.

Movement in investment in Telecom during the year:

The Company

NIS thousands

Reported amounts

Balance as of December 31, 2005 *)	-
Share in losses	(3,801)

Balance as of December 31, 2006	(3,801)

*)	In 2005 Telecom was inactive and therefore did not record income, expenses, assets or liabilities.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6: –	FIXED ASSETS

a.	Composition and change:

	Consolidated and the Company

	Indefeasible usage rights in cables	Engineering infra-structure	Computers and peripheral equipment	Office furniture and equipment	Motor vehicles	Leasehold improvements	Total

	Reported NIS in thousands

Cost:

Balance at January 1,2006	330,950	233,067	148,162	5,302	42	25,111	742,634
Additions	41,103	21,849	14,091	197	251	750	78,241

Balance at December 31, 2006	372,053	254,916	162,253	5,499	293	25,861	820,875

Accumulated depreciation:

Balance at January 1,2006	61,202	148,830	110,569	3,186	17	10,060	333,864
Additions	20,375	26,562	13,504	328	40	2,563	63,372

Balance at December 31, 2006	81,577	175,392	124,073	3,514	57	12,623	397,236

Depreciated cost at December 31, 2006	290,476	79,524	38,180	1,985	236	13,238	423,639

Depreciated cost at December 31, 2005 (the Company)	269,748	84,237	37,593	2,116	25	15,051	408,770

b.	As for liens, see Note 14d.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 7: –	OTHER ASSETS

a.	Composition:

	Consolidated and the Company	The Company

	December 31,

	2006	2005

	Reported NIS in thousands

Licenses for telecommunication services:
Original amount	7,383	7,383
Less - accumulated amortization	6,101	5,394

	1,282	1,989

Payments relating to operating lease of cables:
Original amount	1,058	1,160
Less - accumulated amortization	582	755

	476	405

	1,758	2,394

b.	The change:

	Payments relating to operating lease of cables	Licenses for tale- communication services	Total

	Reported NIS in thousands

Balance at January 1, 2006, net of accumulated amortization	405	1,989	2,394
Additional payments	288	-	288
Amortization	217	707	924

Balance at December 31, 2006, net of accumulated amortization	476	1,282	1,758

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 8: –	SHORT-TERM BANK CREDIT (CONSOLIDATED AND THE COMPANY)

a.	As of December 31, 2006, the short-term bank credit is unlinked, and bears interest at the weighted average rate of 5.8%.

b.	As of December 31, 2006, the Company has unused credit lines in the amount of approximately NIS 37,000 thousand.

c.	As for collateral, see Note 14d.

d.	Financial covenants:

In relation to credit lines, the Company has committed to the banks to be in compliance with the following covenants:

-

The proportion of the financial obligation in relation to the EBITDA (operating income before financial expenses, taxes on income, depreciation and amortization) will not be more than 2.4 according to the financial statements as of December 31, 2006, and will not be more than 2 according to the financial statements as of December 31, 2007 and thereafter.

-

The proportion of the financial obligation in relation to the EBITDA less capital expenditures will not be more than 4.8 according to the financial statements as of December 31, 2006, and will not be more than 2.5 according to the financial statements as of December 31, 2007 and thereafter.

	-	Total financing (including bank credit and shareholders’ investments) and its accumulated deficit shall not exceed the amounts based on which the credit lines were approved.

	-	Total shareholders’ investments, shareholders’ loans and shareholders’ equity will always be more than zero.

	-	The Company also made a commitment to two banks that the total credit to be received by the Company from each bank will not exceed 50% of the total outstanding bank credit at any date.

As of December 31, 2006 the Company was in compliance with financial covenants. The credit lines and covenants are valid until completion of the merger between the Company and Smile (see Note 1b). As of May 31, 2007, the Company has repaid an amount of NIS 181,000 thousand of its credit lines.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9: –	TRADE PAYABLES

		The Company
	Consolidated
		December 31,
	December 31,
	2006	2006	2005

	Reported NIS in thousands

International communications providers	52,902	52,902	77,432
Trade payables with respect to fixed assets (including current maturities of long-term liabilities - see Note 11)	29,978	29,978	78,060
Other trade payables *)	59,435	59,435	40,650

	142,315	142,315	196,142

*)	Regarding the balances of related
parties, see Note 17.

NOTE 10: –	OTHER ACCOUNTS PAYABLE

Provisions and accrued expenses	25,682	24,109	18,241
Employees and payroll accruals	11,646	11,646	13,634
Government authorities	3,428	4,677	67
Derivative financial instruments	3,927	3,927	59
Advances from customers	1,600	1,600	-
Related parties *)	-	-	2,579

	46,283	45,959	34,580

*)	See Note 17.

NOTE 11: –	OTHER LIABILITIES

a.	Liabilities incurred in respect of the purchase of indefeasible rights of use of international communication cables and fixed assets in monthly installments are comprised as follows:

	Weighted average interest rate *)	Consolidated and the Company	The Company

		December 31,

		2006	2005

	%	Reported NIS in thousands

Total liability - linked to U.S. dollar	4.4	96,590	88,673
Less - current maturities		24,209	41,246

		72,381	47,427

*)	As of December 31, 2006.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11: –	OTHER LIABILITIES (Cont.)

	b.	The liabilities mature in the following years subsequent to the balance sheet date:

Consolidated and Company

Reported NIS in thousands

First year	24,209
Second year	24,209
Third year	24,209
Fourth year	23,963

96,590

	c.	As for additional information, see Note 14b(3).

NOTE 12: –	ACCRUED SEVERANCE PAY, NET (CONSOLIDATED AND THE COMPANY)

The Group’s obligations to make severance payments to its employees are covered by regular payments to pension funds and insurance companies. The funds accumulated at the pension funds and insurance companies are not under the complete control or management of the Group, and accordingly, neither those funds nor the related liabilities for which they were deposited are reflected in the balance sheet. The Group’s severance pay obligations that are not covered by the pension and insurance plans are fully reflected in the balance sheet, as required by law and labor agreements.

NOTE 13: –	TAXES ON INCOME (CONSOLIDATED AND THE COMPANY)

	a.	Tax laws applicable to the Company:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI.

	b.	Tax rates applicable to the income of the Company:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

	c.	Tax assessments:

Tax assessments through 2001 are deemed final.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 13: –	TAXES ON INCOME (Cont.)

	d.	Carryforward losses for tax purposes:

Carryforward tax losses of the Company and subsidiary total approximately NIS 2 million and NIS 4 million as of December 31, 2006, respectively. Deferred tax assets in respect of losses of the subsidiary were not recorded in the financial statements due to the uncertainty that they will be utilized.

	e.	Deferred taxes:

Composition and change in the deferred taxes as presented in the balance sheet are as follows:

	Consolidated and the Company

	In respect of balance sheet items

	Fixed and other assets	Doubtful accounts	Provisions for employee rights	Other	Carry- forward tax losses	Total

	Reported NIS in thousands

Balance at January 1, 2005	-	4,115	2,560	-	22,472	29,147
Amounts included in statement of income	(2,355)	(1,502)	(46)	1,395	(3,684)	(6,192)

Balance at December 31, 2005	(2,355)	2,613	2,514	1,395	18,788	22,955
Amounts included in statement of income	(1,893)	(778)	325	809	(18,227)	(19,764)

Balance at December 31, 2006	(4,248)	1,835	2,839	2,204	561	3,191

The deferred taxes are presented in the balance sheet as follows:

	Consolidated and the Company

	December 31,

	2006	2005

	Reported NIS in thousands

In current assets	5,621	18,779
In long-term assets	-	4,176
In long-term liabilities	(2,430)	-

	3,191	22,955

Deferred taxes are measured at tax rates varying between 25% to 29%, in accordance with the tax rates expected to be in effect when the differences are expected to be reversed.

f.	Taxes on income included in the statements of income:

Taxes on income (tax benefit) in the statements of income (income from continuing operations and income from discontinued operations) are due to movement in deferred taxes (see e. above).

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 13: –	TAXES ON INCOME (Cont.)

g.

Below is a reconciliation between the theoretical tax expense assuming that the income was taxed at the statutory tax rate applicable to the Company and the actual tax expense as reported in the statements of income:

	Consolidated	The Company

	Year ended December 31,

	2006	2006	2005	2004

	Reported NIS in thousands

Income before taxes on income	49,461	53,262	28,659	79,587

Statutory tax rate	31%	31%	34%	35%

Tax computed at the statutory tax rate	15,333	16,511	9,744	27,855
Increase (decrease) in taxes on income resulting from:
Losses for which no deferred taxes were recorded	1,167	-	-	-
Recognition of deferred tax assets in respect of losses and other items for which deferred taxes were not provided in the past	-	-	(1,395)	(12,018)
Non-deductible expenses	1,692	1,692	253	191
Decrease in taxes resulting from realization of carryforward tax losses for which deferred taxes were not recorded in the past	-	-	(3,213)	(30,150)
Other	(577)	(588)	(688)	2,997

Taxes on income	17,615	17,615	4,701	(11,125)

NOTE 14: –	CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY)

	a.	Contingent liabilities:

1.

On January 2, 2005, a claim was submitted against the Company and three other companies (“the defendants”) regarding infringement of patent owned by the plaintiffs. According to the claim, the infringement executed by the defendants constitutes a breach of duties stipulated by law pursuant to laws designed to protect the plaintiffs.

The plaintiffs’ demands include payment of reasonable royalties to which the defendants would have been liable had they been granted the license to utilize the patent in scopes that had been infringed upon, punitive damages and all expenses related to the lawsuit, linked to the Israeli CPI and with interest. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14: –	CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

A statement of defense was filed on July 17, 2005. Simultaneously with filing the statement of defense, the Company filed a third party notice against the providers of the technology seeking indemnification and compensation for any liability that may be imposed on the Company in the context of this lawsuit, pursuant to the provisions of the agreements between the parties. Similar proceedings have been initiated by the plaintiffs in other countries against other telecommunication companies with respect to infringement of patents that are corresponding to the Israeli Patent, including the United Kingdom and the United States. Some telecommunication companies, including one of the defendants, have settled with the plaintiffs whereas other telecommunication companies have refused to settle and are continuing to litigate.

The Company has provided a provision for the claim in its financial statements. According to management estimation, and based on the opinion of its legal counsel, the provision is sufficient for any possible losses that may arise from the claim.

2.

During 2002, the Israeli the Ministry of Communication requested from the Company payment of royalties on the Company’s income from telephone calling cards for the years 1997 – 2000, in the amount of approximately NIS 4.5 million. The Company rejected said request.

During 2006, the Israeli Ministry of Communication forwarded to the Company a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request.

In November 2006 the Company forwarded to the Ministry of Communication a legal opinion rejecting the request and arguing, in the Company’s favor, that the Company is entitled for repayment of the excess royalties paid in the said period.

As of the date of approval of the financial statements, a response has not yet been received from the Ministry of Communication.

The Company provided a provision for this request in its financial statements. According to Management’s estimate, based on the opinion of its legal counsel, the provision is sufficient for any losses that may arise from said request.

3.

In 2003, Bezeq, the Israel Telecommunications Co. Ltd., requested from the Company collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004 Bezeq set off this amount unilaterally from the amounts accruing to the Company.

On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to the Company the amounts set off in respect of this commission, with the addition of interest and linkage increments.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14: –	CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

On September 6, 2006, the District Court dismissed Bezeq’s appeal against the Minister of Communication’s decision.

On October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision.

A hearing regarding the appeal on the card operated telephones and regarding the petition was scheduled to for July 2, 2007.

The Company provided a provision for this request in its financial statements. According to Management’s estimate, based on the opinion of its legal counsel, the provision is sufficient for any losses that may arise from the said request.

b.	Commitments:

1.

The Company has an agreement for the lease of office facilities in Petach Tiqva. The lease expires on July 31, 2007. The annual rental fees are approximately NIS 2.9 million, linked to the Israeli CPI. In accordance with the lease agreement, the Company provided an unconditional bank guarantee of NIS 1.7 million. The guarantee will be in effect for a period of the lease.

Subsequent to the balance sheet date, the lease agreement was extended for an additional period of five years, until July 2012, with an extension option until July 2017. According to the extended agreement, annual rental fees will be approximately NIS 4.9 million.

2.

In May 2004, the Company entered into an agreement with a former related party for the lease of an office building in Rishon LeZion, in which some of the Company’s departments are located. The lease expires on January 31, 2009 with a renewal option for an additional five years. The annual rent is approximately NIS 1.9 million, linked to the Israeli CPI.

3.

The Company has entered into agreements with former related parties for purchase of indefeasible rights of use of international communication cables. The agreements are for periods of 15 years ending 2017 with an extension option for an additional period of 5 years. The purchase price is payable in 29 to 36 monthly payments commencing with the use of each cable. The purchase price is capitalized and presented as a part of fixed assets.

In addition, under the terms of the agreements, the Company committed to pay annual maintenance fees in the usage period of approximately NIS 11 million.

Furthermore, as of the balance sheet date, the Company has a commitment to purchase additional rights of use in the framework of the above agreements in the total amount of approximately NIS 40 million during 2007-2011.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14: –	CONTINGENT LIABILITIES AND COMMITMENTS (CONSOLIDATED AND THE COMPANY) (Cont.)

c.

See Note 1c, Note 1e and (b)1 above, regarding bank guarantees provided by the Company in respect of licenses and lease of an office facilities. In addition, the Company provided bank guarantees to suppliers in the aggregate amount of NIS 2,056 thousand as of December 31, 2006.

	d.	Liens:

The Company committed to the banks from which it received loans not to record a charge or lien on any of its assets without the consent of the banks (negative pledge). Total covered credit, as of December 31, 2006, amounts to approximately NIS 290 million.

	e.	Royalties:

On August 9, 2006, the financial committee of the Knesset approved regulations that were enacted by the Minister of Communications, as approved by the Minister of Finance, which commencing January 1, 2006, provides for the reduction in the royalties rate for license holders who are charged with royalties by a rate of 0.5% per year, to a royalty rate of 1% per year commencing in 2010. Therefore, the royalty rate for 2006 is 3% (2005 and 2004 - 3.5%).

NOTE 15: –	SHARE CAPITAL

	Composition:

		Authorized	Issued and outstanding

		Number of shares

	December 31, 2006 - Ordinary shares of NIS 0.1 par value each	80,000,000	30,000,000

	December 31, 2005 - Ordinary shares of NIS 1 par value each	3,154,574	3,000,000

In March 2006, by resolution of the shareholders of the Company, each share comprised in the authorized and issued share capital of the Company was subdivided into 10 shares of NIS 0.1 par value, and the authorized capital was increased to NIS 8,000,000, divided into 80,000,000 shares of NIS 0.1 par value.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16: –	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF INCOME

			Consolidated	The Company

			Year ended December 31, 2006	Year ended December 31,

				2006	2005	2004

			Reported NIS in thousands

	a.	Cost of revenues:

		Services from foreign communications operators	246,062	246,062	205,806	227,386
		Services from local communications operators	110,219	102,746	91,095	81,404
		Depreciation and amortization	62,128	62,128	54,354	50,664
		Salaries and subcontractors	49,700	49,117	45,362	40,105
		Lease and maintenance of cables	14,103	14,103	12,395	17,394
		Other	41,408	39,261	41,769	41,933

			523,620	513,417	450,781	458,886

	b.	Selling and marketing expenses:

		Advertising and sales promotion	25,496	25,496	34,240	37,279
		Salaries and subcontractors	39,417	38,937	46,034	36,699
		Other	7,974	7,530	11,464	10,036

			72,887	71,963	91,738	84,014

	c.	General and administrative expenses:

		Salaries	14,737	14,548	11,955	12,249
		Office maintenance	6,466	6,466	5,708	7,074
		Doubtful accounts and bad debts	(839)	(839)	(2,692)	1,043
		Professional fees	2,595	2,595	1,913	2,605
		Other	3,056	2,883	3,337	2,295

			26,015	25,653	20,221	25,266

	d.	Financial income (expenses), net:

		Exchange rate differences, net	6,860	6,860	(20,032)	5,172
		Income from deposits and from customers	767	767	755	699
		Interest on bank loans and overdrafts	(21,523)	(21,523)	(8,536)	(8,170)
		Interest on loans from related parties	-	-	(6,861)	(5,071)
		Interest on other liabilities	(2,263)	(2,017)	-	-

			(16,159)	(15,913)	(34,674)	(7,370)

	e.	Other income (expenses), net:

		Share issuance expenses (1)	(4,091)	(4,091)	-	-
		Provision for claims	(3,100)	(3,100)	-	-
		Cancellation fee to former related party (2)	(1,400)	(1,400)	-
		Other	(55)	(55)	35	-

			(8,646)	(8,646)	35	-

	(1)	In the first quarter of 2006, the Company was involved in an IPO. Since the issuance was not carried out issuance expenses of NIS 4.1 million were recorded in the statement of operations.

	(2)	Fee paid in connection with cancellation of lease agreement with former related party.

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17: –	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	a.	Balances with former related parties *):

			The Company December 31, 2005

			Reported NIS in thousands

		Trade receivables	2,147

		Other accounts receivable	3,282

		Trade payables	3,426

		Other accounts payable	2,579

		*)	As of December 31, 2006, there are no outstanding balances with related parties.

b.	Transactions with former related parties:

		Consolidated	The Company

		Year ended December 31,

		2006	2006	2005	2004

		Reported NIS in thousands

	Revenues	4,661	4,661	9,665	21,889

	Cost of revenues	3,410	3,410	15,608	28,170

	Selling and marketing expenses	9,935	9,935	14,534	15,971

	Interest on liabilities to related party	-	-	6,861	5,071

	Exchange rate differences, net	-	-	14,409	(5,137)

	Other expenses	1,400	1,400	-	-

	Purchase of fixed assets	-	-	51,941	56,571

	Revenues from discontinued operations	7,576	7,576	7,975	7,286

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18: –	FINANCIAL INSTRUMENTS (CONSOLIDATED AND THE COMPANY)

	a.	Credit risks:

The Company’s revenues are derived from a large number of customers geographically dispersed in Israel and in other countries. The Company monitors on a current basis the credit of its customers and includes in the financial statements provisions for doubtful debts that reflect appropriately, in management’s estimate, the loss inherent in debts whose collection is doubtful.

	b.	Currency risks:

As of December 31, 2006, the excess of monetary liabilities in foreign currency (mainly in U.S. dollar) over monetary assets in foreign currency amounted to NIS 147,244 thousand, of which approximately NIS 85,836 thousand is an excess of current liabilities over current assets in foreign currency.

The Company periodically enters into foreign exchange transactions in order to reduce its exposure in respect of foreign currency. These transactions are carried out to provide economic hedge, but do not constitute an accounting hedge.

As of December 31, 2006, the Company has forward transactions for the purchase of $24 million in consideration of NIS 105 million. The fair value of these transactions as of December 31, 2006 is a liability of NIS 3.9 million.

	c.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, short-term credit from banks and others, trade payables and other accounts payable approximate their fair value.

The fair value of long-term liabilities in respect of the purchase of indefeasible rights of use cables is approximately NIS 87 million.

NOTE 19: –	DISCONTINUED OPERATIONS

In December 2006, the Company ceased the operations of a call center, including the termination of the center’s employees which had provided internet support services to cable companies.

In accordance with the provisions of Accounting Standard No. 8 assets, liabilities, revenues, expenses and cash flows derived from this line of business are presented separately in the financial statements as assets, liabilities, results and cash flows of discontinued operations. Comparative numbers have been reclassified accordingly.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19: –	DISCONTINUED OPERATIONS (Cont.)

	The results of discontinued operations:

		Consolidated	The Company

		Year ended December 31, 2006	Year ended December 31,

			2006	2005	2004

		Reported NIS in thousands

	Revenues	17,780	17,780	12,781	6,804
	Cost of revenues	10,849	10,849	8,396	3,801

	Income before taxes on income	6,931	6,931	4,385	3,003
	Taxes on income	2,149	2,149	1,491	1,052

	Income from discontinued operations, net	4,782	4,782	2,894	1,951

Assets and liabilities of discontinued operations:

	Consolidated	The Company

	Year ended December 31, 2006	Year ended December 31,

		2006	2005

	Reported NIS in thousands

Assets of discontinued operations - trade receivables	5,927	5,927	6,935
Liabilities of discontinued operations - other accounts payable	(718)	(718)	(1,127)

Net assets	5,209	5,209	5,808

NOTE 20: –	BUSINESS SEGMENTS

The Company operates in two principal business segments:

-

Broadband Services: includes provision of Internet access solutions to residential and business customers and also provision of point to point facilities that allow customers to transmit electronic data and provision of domestic telephony services through VoB technology.

	-	International Telephony: includes provision of international telephony services from and to Israel and international calling card services.

	1.	The segment’s assets include all the operating assets which are used by the segment and are composed mainly of trade and other receivables, equipment and other assets.

	2.	The segment’s liabilities include all the operating liabilities that derive from the operating activities of the segment and are composed mainly of trade payables and other accounts payable.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20: –	BUSINESS SEGMENTS (Cont.)

All services of the Company are provided in Israel, including services to customers from outside of Israel that are calling into Israel. In addition, all long-lived assets of the Company are located in Israel. Accordingly, no geographical segment information is necessary.

	a.	Revenues, segment results and reconciliation to the profit:

	Consolidated

	Year ended December 31, 2006

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Revenues	244,927	451,861	696,788

Segment results	54,115	46,166	100,281

General and administrative expenses			(26,015)
Financial expenses			(16,159)
Other expenses			(8,646)
Income taxes			(17,615)
Income from discontinued operations			4,782

Net income			36,628

	Year ended December 31, 2005

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Revenues	188,073	437,965	626,038

Segment results	48,536	34,983	83,519

General and administrative expenses			(20,221)
Financial expenses			(34,674)
Other income			35
Income taxes			(4,701)
Income for the year from discontinued operations			2,894

Net income			26,852

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20: –	BUSINESS SEGMENTS (Cont.)

	The Company

	Year ended December 31, 2004

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Revenues	160,060	495,063	655,123

Segment results	43,669	68,554	112,223

General and administrative expenses			(25,266)
Financial expenses			(7,370)
Income tax benefit			11,125
Income for the year from discontinued operations			1,951

Net income			92,663

b.	Assets and liabilities used by the segments

	Consolidated

	December 31, 2006

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Segment assets	317,661	165,431	483,092

Unallocated assets			102,553

			585,645
Assets of discontinued operations			5,927

Total assets			591,572

Segment liabilities	5,051	52,902	57,953

Unallocated liabilities			502,365

			560,318
Liabilities of discontinued operations			718

Total liabilities			561,036

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20: –	BUSINESS SEGMENTS (Cont.)

	The Company

	December 31, 2005

	Broadband Services	International Telephony	Total

	Reported NIS in thousands

Segment assets	261,604	187,001	448,605

Unallocated assets			124,873

			573,478
Assets of discontinued operations			6,935

Total assets			580,413

Segment liabilities	35,687	77,432	113,119

Unallocated liabilities			472,259

			585,378
Liabilities of discontinued operations			1,127

Total liabilities			586,505

c.	Purchase of long-lived equipment:

	Year ended December 31

	2006	2005	2004

	Reported NIS in thousands

Broadband Services	59,931	81,724	67,357
International Telephony	3,308	9,316	11,277

d.	Depreciation:

Broadband Services	31,531	18,643	15,370
International Telephony	16,330	24,588	21,557

NOTE 21: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

	a.	The Company provides nominal historical data for income tax purposes only.

b.

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel based on the historical cost convention, without taking into consideration the changes in the general purchasing power of the Israeli currency.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	c.	Balance sheets - The Company:

	December 31,

	2006	2005

	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	8,683	1,499
Trade receivables	137,315	125,600
Other accounts receivable	9,155	8,504
Deferred taxes	5,621	18,779

	160,774	154,382

TRADE RECEIVABLES - LONG-TERM	2,951	3,756

FIXED ASSETS, NET	415,996	399,964

DEFERRED TAXES	-	6,815

OTHER ASSETS, NET	1,758	2,225

ASSETS OF DISCONTINUED OPERATIONS	5,927	6,935

	587,406	574,077

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	289,639	301,195
Trade payables	153,288	196,142
Other accounts payable	45,959	34,580

	488,886	531,917

LONG-TERM LIABILITIES:
Other liabilities	61,408	47,427
Deferred taxes	391	-
Investment in subsidiary	3,801	-
Accrued severance pay	7,270	6,034

	72,870	53,461

LIABILITIES OF DISCONTINUED OPERATIONS	718	1,127

SHAREHOLDERS’ EQUITY (DEFICIENCY)	24,932	(12,428)

	587,406	574,077

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21: –	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	d.	Statements of income:

	Year ended December 31,

	2006	2005	2004

	NIS in thousands

Revenues	688,854	626,038	655,123
Cost of revenues	512,068	448,425	462,081

Gross profit	176,786	177,613	193,042

Selling and marketing expenses	71,963	91,678	77,963
General and administrative expenses	25,637	20,161	25,228

Operating income	79,186	65,774	89,851
Financial expenses, net	(15,913)	(34,674)	(7,370)
Other income (expenses), net	(8,679)	32	-

Income before taxes on income	54,594	31,132	82,481
Taxes on income (tax benefit)	18,215	2,061	(11,124)

Income after taxes on income	36,379	29,071	93,605
Equity in losses of subsidiary	(3,801)	-	-
Income from discontinued operations	4,782	2,894	1,952

Net income	37,360	31,965	95,557

e.	Statements of changes in shareholders’ equity (deficiency):

	Share capital	Additional paid-in capital	Accumulated deficit	Total

	NIS in thousands

Balance as of January 1, 2004	3,000	37,414	(180,364)	(139,950)
Net income	-	-	95,557	95,557

Balance as of December 31, 2004	3,000	37,414	(84,807)	(44,393)
Net income	-	-	31,965	31,965

Balance as of December 31, 2005	3,000	37,414	(52,842)	(12,428)
Net income	-	-	37,360	37,360

Balance as of December 31, 2006	3,000	37,414	(15,482)	24,932

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22: –	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
EFFECT ON THE FINANCIAL STATEMENTS

a.

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the balance sheet, statement of income, shareholders’ equity or cash flows of the Company are set out below.

	b.	Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively included in the past the effect of price level changes in the accompanying financial statements, as described in Note 2a. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

U.S. GAAP does not provide for recognition of the effects of such price level changes and accordingly, the effects of such changes are generally excluded from amounts determined in conformity with US GAAP. However, in accordance with the guidance of the US Securities and Exchange Commission with respect to the reporting requirements of foreign issuers, this difference between Israeli GAAP and US GAAP is not included in this reconciliation to US GAAP.

	c.	Push down accounting basis of presentation:

According to Israeli GAAP, the purchase agreements entered into between Smile Communications Ltd., a wholly owned subsidiary of Internet Gold and all of the Company’s shareholders, have no effect on the financial results of the Company.

In accordance with SEC Staff Accounting Bulletin Topic 5J and EITF D-97 “Pushdown Accounting”, Smile Communications Ltd.’s purchase accounting adjustments, determined in accordance with SFAS No. 141 “Business Combinations”, are “pushed-down” to the Company, meaning the US GAAP financial information presented herein reflects the purchase price allocation to the assets acquired and the liabilities assumed by Smile Communication Ltd., as discussed above, based on the estimated fair value at the date of acquisition. As such, the company recorded the goodwill, intangible assets, fair value adjustments and resulting deferred tax adjustments in the financial information under US GAAP as presented herein. Please also refer to Note 22d. and 22g. below.

	d.	Fixed assets:

The Company, in accordance with Israeli GAAP accounted for the acquisition of indefeasible usage rights in international cables as acquisition in installments. The purchase price was discounted at market rates of interest and presented as a component of fixed assets and corresponding liability and deferred interest expenses and were recorded.

Under U.S. GAAP, in accordance with the provisions of EITF 01-8 “Determining whether an arrangement contains a lease” (“EITF 01-8”), the acquisition of indefeasible usage rights does not meet the definition of lease and is therefore treated as a service contract. Accordingly, the Company offset the net fixed assets balance against the trade payables and other liabilities balances and reclassified the remaining balance as prepaid expenses of usage rights in international cables. In addition, the Company reclassified the deferred interest expenses to operating expenses. The application of EITF 01-8 resulted in temporary tax differences which were recorded as tax assets in accordance with FAS 109 “Accounting for Income Taxes” (“FAS 109”).

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22: –	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

The above mentioned changes resulted in adjustments recorded in the financial information under US GAAP as presented herein. Total expenses in regard of indefeasible usage rights in international cables amounted to NIS 15,771 thousand, NIS 25,260 thousand and NIS 23,678 thousand in the period ended December 31, 2004, 2005 and 2006, respectively.

The adjustment made to the Fixed Assets net as of December 31, 2006 is a decrease of NIS 292,543, composed of NIS 290,000 thousand resulted from the reconciliation of indefeasible usage rights as described above, and NIS 2,543 thousand decrease in fair value related to the purchase price allocation as described in Note 22c. As of December 31, 2005 the adjustment made to Fixed Assets is a decrease of NIS 269,343 thousand, resulted from the reconciliation of indefeasible usage rights as described above.

The adjustment made to Other Assets, net, as of December 31, 2006 is an increase of NIS 574 thousand, composed of an increase of NIS 1,050 thousand in fair value of the licenses of the company related to the purchase price allocation as described in Note 22c., offset by a decrease of NIS 476 thousand resulted from reconciliation of indefeasible usage rights as described above. As of December 31, 2005 the adjustment is a decrease of NIS 405 thousand, resulted from the reconciliation of indefeasible usage rights as described above.

	e.	Liability for severance pay:

The Company, in accordance with Israeli GAAP, has presented accrued severance pay net of any related amounts funded by purchase of insurance policies, including the income from earnings on amounts funded.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2006 and 2005 such funded amounts were NIS 9,616 thousand and NIS 8,361 thousand respectively.

	f.	Other income (expenses), net:

The Company, in accordance with Israeli GAAP allocated share issuance expenses, provision for claims and others as other income (expenses).

Under U.S. GAAP, these expenses were recorded as part of operating income. The Company therefore classified such expenses into other expenses in operating income.

	g.	Deferred tax assets (liabilities):

The Company, in accordance with Israeli GAAP did not offset current or non-current tax assets from tax liabilities, and the balances are presented separately as assets or liabilities, respectively.

Under US GAAP, in accordance with FAS 109, within a particular tax jurisdiction, all current deferred tax liabilities and assets shall be offset and presented as a single amount and all noncurrent deferred tax liabilities and assets shall be offset and presented as a single amount. Accordingly, the Company reclassified its current and non current deferred tax balances.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22: –	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

The adjustment made to current deferred tax asset as of December 31, 2006, is an offset of NIS 4,453 thousand all of which resulted from current deferred tax liability related to the purchase price allocation as described in Note 22c. The adjustment made to long term deferred Tax asset as of December 31, 2005, is an increase of NIS 2,538 thousand resulted from the reconciliation of indefeasible usage rights as described in Note 22d.

The adjustment made to Deferred Tax Liability as of December 31, 2006, is an increase of NIS 49,082 thousand composed of an increase of NIS 54,941 thousand related to the purchase price allocation as described in Note 22c., offset by NIS 5,859 thousand of long term deferred tax asset resulted from the reconciliation of indefeasible usage rights as described in Note 22d.

The following is summary of the significant adjustments to the balance sheet, statement of operations and statement of cash flows which would have been required if U.S. GAAP had been applied instead of Israeli GAAP.

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22: –	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR
EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

h.	Balance sheets:

	Consolidated			Company

	December 31, 2006			December 31, 2005

	Reported NIS in thousands

	Israeli GAAP	GAAP Reconciliation	US GAAP	Israeli GAAP	GAAP Reconciliation	US GAAP

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8,683	-	8,683	1,499	-	1,499
Trade receivables (Note 22c)	135,629	1,424	137,053	125,600	-	125,600
Other accounts receivable	7,364	-	7,364	8,504	-	8,504
Deferred taxes (Note 22c and g)	5,621	(4,453)	1,168	18,779	-	18,779

	157,297	(3,029)	154,268	154,382	-	154,382

LONG-TERM ASSETS:
Trade receivables	2,951	-	2,951	3,756	-	3,756
Severance pay fund (Note 22e)	-	9,616	9,616	-	8,361	8,361

	2,951	9,616	12,567	3,756	8,361	12,117

FIXED ASSETS NET (Note 22c and d)	423,639	(292,543)	131,096	408,770	(269,343)	139,427

DEFERRED TAXES (Note 22d)	-	-	-	4,176	2,538	6,714

OTHER ASSETS:
Other assets, net (Note 22c and d)	1,758	574	2,332	2,394	(405)	1,989
ROU of international cables (Note 22d)	-	173,219	173,219	-	164,027	164,027
Customer base (Note 22c)	-	144,557	144,557	-	-	-
Trade name (Note 22c)	-	90,213	90,213	-	-	-
Goodwill (Note 22c)	-	410,156	410,156	-	-	-

	1,758	818,719	820,477	2,394	163,622	166,016

Assets related to discontinued operation	5,927	-	5,927	6,935	-	6,935

	591,572	532,763	1,124,335	580,413	(94,822)	485,591

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	289,639	-	289,639	301,195	-	301,195
Trade payables (Note 22d)	142,315	(22,805)	119,510	196,142	(48,141)	148,001
Other accounts payable	46,283	-	46,283	34,580	-	34,580

	478,237	(22,805)	455,432	531,917	(48,141)	483,776

LONG-TERM LIABILITIES:
Other liabilities (Note 22d)	72,381	(71,016)	1,365	47,427	(47,427)	-
Accrued severance pay (Note 22e)	7,270	9,616	16,886	6,034	8,361	14,395
Deferred tax liability (Note 22c, d and g)	2,430	49,082	51,512	-	-	-

	82,081	(12,318)	69,763	53,461	(39,066)	14,395

Liabilities related to discontinued operations	718	-	718	1,127	-	1,127

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY (DEFECIENCY):
Share capital	3,636	-	3,636	3,636	-	3,636
Additional paid-in capital (Note 22c)	45,177	585,463	630,640	45,177	-	45,177
Accumulated deficit (Note 22d)	(18,277)	(17,577)	(35,854)	(54,905)	(7,615)	(62,520)

	30,536	567,886	598,422	(6,092)	(7,615)	(13,707)

	591,572	532,763	1,124,335	580,413	(94,822)	485,591

012 GOLDEN LINES LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22: –	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

i.	Statement of operations

	Consolidated			Company			Company

	December 31, 2006			December 31, 2005			December 31, 2004

	Israeli GAAP	GAAP reconciliation	US GAAP	Israeli GAAP	GAAP reconciliation	US GAAP	Israeli GAAP	GAAP reconciliation	US GAAP

	Reported NIS in thousands

Revenues	696,788	-	696,788	626,038	-	626,038	655,123	-	655,123
Cost of revenues (Note 22d)	523,620	5,943	529,563	450,781	6,028	456,809	458,886	3,545	462,431

Gross profit	173,168	(5,943)	167,225	175,257	(6,028)	169,229	196,237	(3,545)	192,692

Selling and marketing expenses	72,887	-	72,887	91,738	-	91,738	84,014	-	84,014
General and administrative expenses	26,015	-	26,015	20,221	-	20,221	25,266	-	25,266
Other expenses (Note 22f)	-	8,646	8,646	-	(35)	(35)	-	-	-

Operating income	74,266	(14,589)	59,677	63,298	(5,993)	57,305	86,957	(3,545)	83,412

Financial expenses, net (Note 22d)	(16,159)	(7,340)	(23,499)	(34,674)	6,224	(28,450)	(7,370)	2,053	(5,317)
Other income (expenses), net (Note 22f)	(8,646)	8,646	-	35	(35)	-	-	-	-

Income before taxes on income (tax benefit)	49,461	(13,283)	36,178	28,659	196	28,855	79,577	(1,492)	78,095
Taxes on income (tax benefit) (Note 22d)	17,615	(3,321)	14,294	4,701	49	4,750	(11,125)	(373)	(11,498)

Income after taxes on income	31,846	(9,962)	21,884	23,958	147	24,105	90,712	(1,119)	89,593
Income from discontinued operation	4,782	-	4,782	2,894	-	2,894	1,951	-	1,951

Net income	36,628	(9,962)	26,666	26,852	147	26,999	92,663	(1,119)	91,544

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22: –	SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (Cont.)

	h.	Condensed statements of cash flows:

	Consolidated	Company

	December 31, 2006	December 31, 2005	December 31, 2004

Net cash provided by operating activities	100,561	57,573	122,203
Application of EITF 01-8 (Note 22d)	-	-	(191)

	100,561	57,573	122,012
Net cash from investment according to Israeli GAAP	(37,426)	(52,825)	(44,919)
Application of EITF 01-8 (Note 22d)	(37,535)	(35,150)	(19,989)

	(74,961)	(87,975)	(64,908)
Net cash from finance according to Israeli GAAP	(50,570)	(4,102)	(76,597)
Application of EITF 01-8 (Note 22d)	37,535	35,150	20,180

	(13,035)	31,048	(56,417)
Supplemental disclosure on non-cash activity according to Israeli GAAP	41,103	55,696	54,545
Application of EITF 01-8 (Note 22d)	(41,103)	(55,696)	(54,545)
Applying EITF D-97 and SFAS 141 (Note 22c):
Estimated fair value of assets acquired assumed at the acquisition date:
Customer base	144,557	-	-
Trade Name	90,213
Operating licenses	1,050	-	-
Goodwill	410,156	-	-
Fixed Assets	(2,543)	-	-
Trade receivable	1,424
Deferred tax liability	(59,394)	-	-

Supplemental disclosure on non-cash activity according to US GAAP	585,463	-	-

012 GOLDEN LINES LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 23: –	SUBSEQUENT EVENTS (UNAUDITED)

On May 24, 2007, the Company’s subsidiary received a letter from the Israeli Ministry of Communications whereby Telecom was notified by the Ministry that failure to implement the number portability program, as according to an amendment to the Communications Law in March 2005 was required to be implemented by September 1, 2006, constituted a continued violation of the applicable licenses, and that it is considering to impose a fine of NIS 2,032,750 and additional daily fines of NIS 6,450 beginning May 25, 2007, with respect to the license granted to Telecom. Telecom has the opportunity to respond to this notification by July 5, 2007. To date, the Ministry has not implemented the fines. Telecom is in the process of conducting tests of its number portability program and expects to be able to provide number portability by December 1, 2007, the date that the cellular and landline telephony operators have targeted as the initiation date for number portability in Israel.

25.           OPINIONS

Museum Tower, 4 Berkowitz St. Tel Aviv 64238, Israel
Tel: 972 3 7778333 Fax: 972 3 7778444
e-mail: manager@shibolet.com
official website: www.shibolet.com

Tel Aviv, September 25, 2007.

To:
Internet Gold – Golden Lines Ltd.
1 Alexander Yanai
Petah Tikva

Re: Prospectus of Internet Gold – Golden Lines Ltd. (the “Company”)

Reference is made to the prospectus that you are about to publish with respect to a public offering of NIS 423,000,000 par value of Debentures (Series B):

At your request, we hereby provide our opinion:

1.	The rights attached to the securities you are offering under this prospectus (the “Prospectus”) and the Company’s existing securities are accurately described therein.

2.	The Company has the power and authority to issue the securities as described in the Prospectus.

3.	The Company’s directors have been duly appointed and their names are stated in the Prospectus.

4.	We agree to have this opinion included in the Company’s Prospectus, which is to be published in Sepember 2007.

Sincerely,

Moshe H. Ne’eman, Adv.            Itai Leshem, Adv

*	Amnon Shiboleth
*	Yaacov Yisraeli
Richard M. Roberts
*	Itzhak Zisman
Moshe H. Ne’eman
Lior Aviram
Helena Beilin
Hillel Ish-Shalom
Revital Ben-Artzi
Orit Sternhell-Zaltzman
Nava Shohat-Brenner
Gadi Ouzan
Limor Peled
Ofer Shapira
Ofer Manor
Michal Barak
*	David Bernheim
Itai Leshem
Amir Fisher

*	Oren Heiman
Miri Bickel
Benny Kalifi
Dr. Yuval Karniel
**	Edward Langer
Orit Marom-Albeck

Shlomi Arbel
Shalom Balas, CPA
Inbal Baumer
*	Ezra Baris
Ami Barlev
Ori M. Baron
Lior Ben Dror
Shani Ben Ami
Ofer Ben-Yehuda
Moty Ben-Yona
Yve Binestock
***	Shelly Blatt Zak
Netanela Bouzaglo
Ye’ela Chemdat
Keren Diner
Efrat Elias
Yael Friedman
*	Yoram Ginach
Elad Greiner
Inbal Hava
Miriam Heller Lidji
Ronny Hofmann
Udi Kalifi
Yossi Koren, CPA
Roy Kubovsky
*	Anat Lahovitsky
Tirza Less-Gross
Ayala Levy
Noa Malachi
Dr. Nir Mendel, CPA
Ehud Merary
Yaron Meyer
Eyal Mizrahi
*	Yifat Mor
Ruth Offek
Meyrav Oren
Hadas Raccah
Andrew Rosen
Gil Rosenberg
Orna Schwartz
Lizzy Shoval
*	Maya Sidis-Vager
Yael Siekierski (Arad)
Hila Stern
Izaak Stolovich
Hanna Yanovsky

*	Admitted also in New York
**	Admitted also in Pennsylvania
***	Admitted also in England

Consent of Independent Auditors

The Board of Directors of Internet Gold – Golden Lines Ltd.

Dear Madam/Sir,

We consent to incorporation by reference in the Prospectus of our report, dated June 28, 2007, relating to the consolidated balance sheet of Internet Gold Golden Lines Ltd. (the “Company”) and subsidiaries as of December 31, 2006 and as of December 31, 2005, and the related consolidated statements of earnings, shareholders’ equity and cash flows for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, which report appears in the July 10, 2007 filing made by the Company with the United States Securities and Exchange Commission on Form 20-F, and consent to the mention of our firm in the Prospectus under the heading of “experts”.

This letter is provided at the Company’s request and is only intended for inclusion in the Prospectus that will be submitted to the Israel Securities Authority and published in September 2007.

Sincerely,

Somekh Chaikin

Certified Public Accountants

September 24, 2007.

Internet Gold – Golden Lines Ltd.

Dear Madam/Sir,

Re:	Financial Statements and Opinion of 012 Golden Lines Ltd. to Be Incorporated in the Prospectus of Internet Gold - Golden Lines Ltd.

We consent to the incorporation by reference of our the consolidated financial statements of the 012 Golden Lines Ltd. (the “Company”) and of the opinion of the auditors dated June 28, 2007, relating to such financial statements in the prospectus of Internet Gold - Golden Lines Ltd. which will be submitted to the Israel Securities Authority and published in September 2007.

Sincerely,

Kost, Forer, Gabbay & Kasierer

Certified Public Accountants

Tel Aviv
September 24, 2007.

26.          SIGNATURES

THE
COMPANY:
INTERNET GOLD – GOLDEN LINES LTD.

DIRECTORS:

SHAUL ELOVITCH	YOSSEF ELOVITCH

ANAT WINNER	ALIZA SCHLOSS

RONIT GOTLIV	ORLY GUY

ELI HOLTZMAN

THE UNDERWRITERS:

APEX UNDERWRITING & ISSUE MANAGEMENT LTD	______________________

POALIM I.B.I. - UNDERWRITING & ISSUING LTD.	______________________

MENORA MIVTACHIM UNDERWRITERS & MANAGEMENT LTD.	______________________

AFRICA ISRAEL ISSUING LTD	______________________

LEADER ISSUING (1993) LTD.	______________________

ANALYST UNDERWRITING AND ISSUING LTD	______________________

ROSARIO CAPITAL LTD	______________________

DIRECT INVESTMENTS HOUSE (UNDERWRITING) LTD	______________________

THE FIRST INTERNATIONAL & CO. - UNDERWRITING AND	______________________
INVESTMENTS LTD.

REVAVOT UNDERWRITING LTD.	______________________

JERUSALEM CAPITAL MARKETS UNDERWRITING AND ISSUES	______________________
(1994) LTD.

YA’AD (Z.R.) UNDERWRITING AND ISSUANCES LTD.	______________________

SIGMA P.C.M. UNDERWRITING AND BUSINESS PROMOTION (1993)	______________________
LTD

DASH UNDERWRITING LTD	______________________

INVEST-PRO INITIATING AND PROMOTION OF ISSUING 1993 LTD.	______________________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD. (Registrant) By: /s/ Eli Holtzman —————————————— Eli Holtzman Chief Executive Officer

Date: November 19, 2007